CLEARY GOTTLIEB STEEN & HAMILTON LLP

One Liberty Plaza
New York, NY 10006-1470
T: +1 212 225 2000
F: +1 212 225 3999
clearygottlieb.com

WASHINGTON, D.C.
PARIS
BRUSSELS
LONDON
FRANKFURT
COLOGNE
MOSCOW

ROME
MILAN
HONG KONG
BEIJING
BUENOS AIRES
SÃO PAULO
ABU DHABI
SEOUL

Writer's Direct Dial: +1 (212) 225-2608
E-Mail: acanelasfernandez@cgsh.com

April 4, 2017

BY HAND

Attn: Filings Desk

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Report on Form 6-K Filing on Behalf of Petróleos Mexicanos ("PEMEX")

Ladies and Gentlemen:

On behalf of PEMEX, enclosed for filing under the Securities Exchange Act of 1934, as amended, please find eight copies, one manually executed, of a Form 6-K containing an English translation of unaudited financial information presented to the Mexican Stock Exchange for the period ended December 31, 2016.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

If you have any questions or require further information with respect to any matters concerning this filing, please do not hesitate to contact the undersigned at (212) 225-2608.

Very truly yours,

Alejandro Canelas Fernandez /s/

Alejandro Canelas Fernandez

Enclosure

cc: Mr. Ernesto Balcázar
Petróleos Mexicanos



UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes __ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No __.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the. Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

The following represents an English translation of the unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended December 31, 2016.

Quarterly Financial Information

[105000] Management commentary

Management commentary [text block]

In addition to this document, the Company is providing a report to publish its preliminary financial and operational results for the fourth quarter of 2016. The Company encourages the reader to analyze this document together with the information provided in said report and annexes in addition to the transcript of its conference call announcing its quarterly results. All comparisons are made against the same period of the previous year unless otherwise specified. This call took place on February 27, 2017. Annexes, transcripts and relevant documents related to this call can be found at www.pemex.com/en/investors.

Quarterly Information Summary

Total sales during the fourth quarter of 2016 amounted to Ps. 323.8 billion, a 22.6% increase as compared to the same period of 2015.

Operating income recorded during the period amounted to Ps. 170.1 billion, a 156.8% increase as compared to the fourth quarter of 2015.

Total hydrocarbons production averaged 2.9 MMboed, and crude oil production decreased by 9.1%.

The average price of the Mexican crude oil basket decreased by 22.1%, from U.S. $ 40.95 to U.S. $ 33.53 per barrel.

EBITDA totaled Ps. 231.6 billion or U.S. $ 11.2 billion.

Yearly Information Summary

Total sales during the fourth quarter of 2016 amounted to Ps. 1,079.5 billion, a 7.4% decrease as compared to 2015.

Operating income recorded during the period amounted to Ps. 365.5 billion, a 335.5% increase as compared to last year.

Total hydrocarbons production averaged 3.0 MMboed, and crude oil production decreased by 5.0%

The average price of the Mexican crude oil basket decreased by 17.4%, from U.S. $ 43.12 to U.S. $ 35.63 per barrel.

EBITDA totaled Ps. 606.7 billion or U.S. $ 29.4 billion.

.

Disclosure of nature of business [text block]

Petróleos Mexicanos, its Productive State-owned Subsidiaries, its Affiliates, and its Subsidiary Entities (PEMEX), comprise the oil and gas Productive State-Owned Company of the United Mexican States. Petróleos Mexicanos is a Productive State-owned Company of the Federal Government of Mexico, with legal personality and equity, with technical, operational and managerial autonomy, as established on the Law of Petróleos Mexicanos.

Disclosure of management's objectives and its strategies for meeting those objectives [text block]

· Petróleos Mexicanos is Mexico's oil and gas Productive State-owned Company, whose objective is to compete in an open market and maintain a leadership position in the energy sector, and to generate economic value in all of its business lines, from the exploration and extraction of hydrocarbons in Mexico and abroad, refining, industrial transformation, processing and commercialization of hydrocarbons and its derivatives

Disclosure of entity's most significant resources, risks and relationships [text block]

When evaluating the potential acquisition of securities from the Company, potential investors must consider all the information included in the Company's Annual Report, and specially, the risk factors hereby mentioned. These risks could significantly affect PEMEX's performance and profitability, but are not the only risks the Company faces. Risks described in this document are the ones PEMEX is currently aware of and that it considers relevant.

In addition, other risks may exist or emerge in the future, and influence the price of the Company's securities.

Risk Factors Related to PEMEX's Operations

Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect the company's income and cash flows and the amount of hydrocarbon reserves that PEMEX has the right to extract and sell.

International crude oil and natural gas prices are subject to global supply and demand and fluctuate due to many factors beyond PEMEX's control. These factors include competition within the oil and natural gas industry, the prices and availability of alternative sources of energy, international economic trends, exchange rate fluctuations, expectations of inflation, domestic and foreign government regulations or international laws, political and other events in major oil and natural gas producing and consuming nations and actions taken by oil exporting countries, trading activity in oil and natural gas and transactions in derivative financial instruments (which we refer to as DFIs) related to oil and gas.

When international crude oil, petroleum product and/or natural gas prices are low, the company generally earns less revenue and, therefore, generates lower cash flows and earns less income before taxes and duties because PEMEX's costs remain roughly constant. Conversely, when crude oil, petroleum product and natural gas prices are high, the company earns more revenue and its income before taxes and duties increases. Crude oil export prices, which had generally traded above U.S. $ 75.00 per barrel since October 2009 and traded above U.S. $ 100.00 per barrel as

recently as July 30, 2014, began to fall in August 2014. After a gradual decline that resulted in per barrel prices falling to U.S. $ 91.16 at September 30, 2014, this decline sharply accelerated in October 2014 and prices fell to U.S. $ 53.27 per barrel at the end of 2014, with a weighted average price for the year of U.S. $ 86.00 per barrel. During 2015, the weighted average Mexican crude oil export price was approximately U.S. $ 44.17 per barrel and fell to U.S. $ 26.54 per barrel by the end of December 2015. This decline in crude oil prices had a direct effect on PEMEX's results of operations and financial condition for the year ended December 31, 2015. During 2016, the weighted average Mexican crude oil export price has fallen to a low of U.S. $ 18.90 per barrel, the lowest in twelve years, but has since rebounded to U.S. $ 46.53 per barrel as of December 28, 2016, and an average of U.S. $ 35.63 per barrel during 2016. Future declines in international crude oil and natural gas prices will have a similar negative impact on the company's results of operations and financial condition. These fluctuations may also affect estimates of the amount of Mexico's hydrocarbon reserves that PEMEX has the right to extract and sell.

PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks, criminal acts and deliberate acts of terror.

PEMEX is subject to several risks that are common among oil and gas companies. These risks include production risks (fluctuations in production due to operational hazards, natural disasters or weather, accidents, etc.), equipment risks (relating to the adequacy and condition of the company's facilities and equipment) and transportation risks (relating to the condition and vulnerability of pipelines and other modes of transportation). More specifically, its business is subject to the risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, oil spills, hurricanes in the Gulf of Mexico and other natural or geological disasters and accidents, fires and mechanical failures. Criminal attempts to divert the company's crude oil, natural gas or refined products from PEMEX's pipeline network and facilities for illegal sale have resulted in explosions, property and environmental damage, injuries and loss of life.

PEMEX's facilities are also subject to the risk of sabotage, terrorism and cyber-attacks. In July 2007, two of its pipelines were attacked. In September 2007, six different sites were attacked and 12 of its pipelines were affected. The occurrence of these incidents related to the production, processing and transportation of oil and oil products could result in personal injuries, loss of life, environmental damage from the subsequent containment, clean up and repair expenses, equipment damage and damage to the company's facilities. A shutdown of the affected facilities could disrupt PEMEX's production and increase its production costs.

As of the date of this report, there have been no similar occurrences since 2007. However, as a result of the Mexican Government's increase of fuel prices that went into effect as of January 1, 2017, there have been widespread demonstrations that have prevented PEMEX from accessing certain of its refined products supply terminals and have caused critical gasoline shortages at retail service stations in at least three Mexican states.

Although PEMEX has established an information security program, which includes cybersecurity systems and procedures to protect its information technology, and have not yet suffered a cyber-attack, if the integrity of PEMEX's information technology were ever compromised due to a cyber-attack, its business operations could be disrupted and its proprietary information could be lost or stolen.

PEMEX purchases comprehensive insurance policies covering most of these risks; however, these policies may not cover all liabilities, and insurance may not be available for some of the consequential risks. There can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of their losses or that the company may not be found directly liable in connection with claims arising from accidents or other similar events.

Developments in the oil and gas industry and other factors may result in substantial write downs of the carrying amount of certain of PEMEX's assets, which could adversely affect the company's operating results and financial condition.

PEMEX evaluates on an annual basis, or more frequently where the circumstances require, the carrying amount of its assets for possible impairment. The company's impairment tests are performed by a comparison of the carrying amount of an individual asset or a cash generating unit

with its recoverable amount. Whenever the recoverable amount of an individual asset or cash generating unit is less than its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

Changes in the economic, regulatory, business or political environment in Mexico or other markets where the company operates, such as the recent significant decline in international crude oil and gas prices and the devaluation of the peso against the U.S. dollar, among other factors, may result in the recognition of impairment charges in certain of PEMEX's assets. Due to the continuing decline in oil prices, the company has performed impairment tests of its non-financial assets (other than inventories and deferred taxes) at the end of each quarter. As of December 31, 2015, the company recognized an impairment charge of PS. 477,945 million. Nevertheless, during 2016 the company reversed PS. 246,256 million of the impairment loss recorded during 2015, broadly as a result of greater efficiency and changes in the methodology used for reserves valuation, and to a minor extent, by the recovery in prices of crude oil. See Note 12(d) to PEMEX's consolidated financial statements as of December 31, 2015 for further information about the impairment of certain of its assets and Note 12(c) to PEMEX's unaudited consolidated interim-financial statements as of December 31, 2016 for further information about the impairment of certain of its assets.

Future developments in the economic environment, in the oil and gas industry and other factors could result in further substantial impairment charges, adversely affecting its operating results and financial condition.

PEMEX has a substantial amount of indebtedness and other liabilities and are exposed to liquidity constraints, which could make it difficult for the company to obtain financing on favorable terms, could adversely affect PEMEX's financial condition, results of operations and ability to repay its debt and, ultimately, its ability to operate as a going concern.

PEMEX has a substantial amount of debt, which it has incurred primarily to finance the capital expenditures needed to carry out its capital investment projects. Due to the company's heavy tax burden, its cash flow from operations in recent years has not been sufficient to fund its capital expenditures and other expenses and, accordingly, its debt has significantly increased and its working capital has decreased. The sharp decline in oil prices that began in late 2014 has had a negative impact on the company's ability to generate positive cash flows, which, together with its continued heavy tax burden, has further exacerbated its ability to fund its capital expenditures and other expenses from cash flow from operations. Therefore, in order to develop its hydrocarbon reserves and amortize scheduled debt maturities, PEMEX will need to raise significant amounts of financing from a broad range of funding sources.

As of December 31, 2016, the company's total indebtedness, including accrued interest, was approximately U.S. $ 96.0 billion, in nominal terms, which represents an 10.6% increase (a 28.1% increase in peso terms) compared to its total indebtedness, including accrued interest, of approximately U.S. $ 87.8 billion (PS. 1,493.4 billion) as of December 31, 2015. As of December 31, 2015, PEMEX's total indebtedness, including accrued interest, was approximately U.S. $ 86.8 billion, in nominal terms, which represents an 11.7% increase compared to its total indebtedness, including accrued interest, of approximately U.S. $ 77.7 billion (PS. 1,143.3 billion) as of December 31, 2014. 23.2% of the company's existing debt as of December 31, 2016, or U.S. $ 23.1 billion, is scheduled to mature in the next three years. As of December 31, 2016 and 2015, PEMEX had negative working capital of U.S. $ 3.4 billion and U.S. $ 10.2 billion, respectively. The company's level of debt may increase further in the short or medium term and may have an adverse effect on the company's financial condition, results of operations and liquidity position. To service its debt and to raise funds for its capital expenditures, PEMEX has relied and may continue to rely on a combination of cash flows provided by operations, divestment of non-strategic assets drawdowns under its available credit facilities and the incurrence of additional indebtedness. In addition, the company has taken recent action to improve its financial condition, as described in Note 2 to its unaudited consolidated interim financial statements as of September 30, 2016.

Certain rating agencies have expressed concerns regarding: (1) the total amount of PEMEX's debt; (2) the significant increase in the company's indebtedness over the last several years; (3) its negative free cash flow during 2015 and 2016, primarily resulting from its significant capital investment projects and the declining price of oil; (4) its substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to U.S. $ 74.4 billion as of December 31, 2015, and U.S. $ PS. 220.5 billion as of December 31, 2016; and (5) the resilience of its operating expenses notwithstanding the sharp decline in oil prices that began in late 2014. On January 29, 2016, Standard & Poor's announced the downgrade of PEMEX's stand-alone credit profile from BB+ to BB, and affirmed its global foreign currency rating of "BBB+". On March 31, 2016, Moody's Investors Service announced the revision of PEMEX's global foreign currency and local currency credit ratings from Baa1 to Baa3 and changed the outlook for its credit ratings to negative. On July 26, 2016, Fitch Ratings announced the downgrade of PEMEX's global local currency credit ratings from A- to BBB+.

Any further lowering of PEMEX's credit ratings may have adverse consequences on its ability to access the financial markets and/or its cost of financing. If PEMEX were unable to obtain financing on favorable terms, this could hamper its ability to (1) obtain further financing and (2) invest in projects financed through debt and impair its ability to meet its principal and interest payment obligations with the company's creditors. As a result, PEMEX may be exposed to liquidity constraints and may not be able to service its debt or make the capital expenditures required to maintain its current production levels, and increase, the proved hydrocarbon reserves assigned to it by the Mexican Government, which may adversely affect its financial condition and results of operations. PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to it by the Mexican Government. Reductions in the company's income, adjustments to its capital expenditures budget and its inability to obtain financing may limit its ability to make capital investments.

If such constraints occur at a time when the company's cash flow from operations is less than the resources necessary to fund its capital expenditures or to meet its debt service obligations, in order to provide additional liquidity to its operations, the company could be forced to further reduce its planned capital expenditures, implement further austerity measures and/or sell additional non-strategic assets in order to generate funds. A reduction in the company's capital expenditure program could adversely affect its financial condition and results of operations. Additionally, such measures may not be sufficient to permit the company to meet its obligations.

PEMEX's consolidated financial statements have been prepared under the assumption that the company will continue as a going concern. However, the company's independent auditors stated in its Report of Independent Registered Public Accounting Firm for 2015, that there is substantial doubt about its ability to continue as a going concern as a result of the company's recurring losses from operations and its negative working capital and negative equity. PEMEX's consolidated financial statements and its unaudited consolidated interim financial statements as of December 31, 2016 do not include any adjustments that might result from the outcome of that uncertainty. If the actions that PEMEX is taking to improve its financial condition, which are described in detail in Note 2 to PEMEX's unaudited consolidated interim financial statements as of September 30, 2016, it may not be able to continue operating as a going concern.

PEMEX is subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Its failure to comply with these laws could result in penalties, which could harm the company's reputation and have an adverse effect on its business, results of operations and financial condition.

PEMEX is subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Although it maintains policies and processes intended to comply with these laws, including the review of its internal control over financial reporting, the company cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by its officers or employees.

If it fails to comply with any applicable anti-corruption, anti-bribery or anti-money laundering laws, PEMEX and its officers and employees may be subject to criminal, administrative or civil penalties and other remedial measures, which could have material adverse effects on the company's business, financial condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery or anti-money laundering laws by governmental authorities in Mexico or other jurisdictions could result in an inability to prepare its consolidated financial statements in a timely manner. This could adversely impact PEMEX's reputation, ability to access the financial markets and ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in the industry, which, in turn, could have adverse effects on the company's business, results of operations and financial condition.

PEMEX's compliance with environmental regulations in Mexico could result in material adverse effects on its results of operations.

A wide range of general and industry specific Mexican federal and state environmental laws and regulations apply to the company's operations; these laws and regulations are often difficult and costly to comply with and carry substantial penalties for non-compliance. This regulatory burden increases the company's costs because it requires PEMEX to make significant capital expenditures and limits the company's ability to extract hydrocarbons, resulting in lower revenues. However, growing international concern over greenhouse gas emissions and climate change could result in new laws and regulations that could adversely affect PEMEX's results of operations and financial condition. International agreements, including the recent Paris Agreement approved by the Mexican Government, contemplate coordinated efforts to combat climate change. While it is still too early to know how these new agreements will be implemented, the company may become subject to market changes, including carbon taxes,

efficiency standards, cap and trade and emission allowances and credits. These measures could increase PEMEX's operating and maintenance costs, increase the price of its hydrocarbon products and possibly shift consumer demand to lower carbon sources.

Risk Factors Related to Mexico

Economic conditions and government policies in Mexico and elsewhere may have a material impact on PEMEX's operations.

Deterioration in Mexico's economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect PEMEX's business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting the company's ability to obtain new financing and service its debt. Additionally, the Mexican Government announced budget cuts in November 2015 and February 2016 in response to the recent decline in international crude oil prices, and it may cut spending in the future. These cuts could adversely affect the Mexican economy and, consequently, PEMEX's business, financial condition, operating results and prospects.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may worsen or reemerge, as applicable, in the future and could adversely affect PEMEX's business and ability to service its debt. A worsening of international financial or economic conditions, such as a slowdown in growth or recessionary conditions in Mexico's trading partners, including the United States, or the emergence of a new financial crisis, could have adverse effects on the Mexican economy, PEMEX's financial condition and the company's ability to service its debt.

As part of the market reforms implemented by the landmark energy reform in 2013, the Mexican Government has announced that it will gradually remove price controls on gasoline and diesel over the course of 2017 and 2018. On December 21, 2016, the Energy Regulatory Commission announced that gasoline and diesel prices based on market conditions would be introduced on a staggered basis beginning on March 30, 2017, with price liberalization beginning in the northwestern Mexican states on March 30, 2017 and concluding in the southern Mexican states by December 30, 2017. By 2018, it is expected that the Mexican Government will no longer regulate the price of gasoline and diesel. As part of the fuel sector-liberalization program, the Ministry of Finance and Public Credit announced on December 27, 2016 that the price of gasoline and diesel would rise by up to 20.1% and 16.5%, respectively, from January 1, 2017, along with a methodology for determining maximum fuel prices until the staggered fuel-price liberalization announced by the Energy Regulatory Commission is implemented. The increase in diesel and gasoline prices has led to widespread protests and blockades to some of PEMEX's facilities. As a result of the demonstrations, PEMEX has faced distribution problems that have affected its gasoline supply to retail service stations that depend on these terminals mainly in three Mexican states.

Changes in Mexico's exchange control laws may hamper PEMEX's ability to service its foreign currency debt.

The Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert pesos into other currencies. However, PEMEX cannot provide assurances that the Mexican Government will maintain its current policies with regard to the peso. In the future, the Mexican Government could impose a restrictive exchange control policy, as it has done in the past. Mexican Government policies preventing PEMEX from exchanging pesos into U.S. dollars could hamper the company's ability to service its foreign currency obligations, including PEMEX's debt, the majority of which is denominated in currencies other than pesos.

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, PEMEX's operations.

Political events in Mexico may significantly affect Mexican economic policy and, consequently, PEMEX's operations. On December 1, 2012, Mr. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI), formally assumed office for a six year term as the President of Mexico. As of the date of this document, no political party holds a simple majority in either house of the Mexican Congress.

Mexico has experienced a period of increasing criminal activity, which could affect PEMEX's operations.

In recent years, Mexico has experienced a period of increasing criminal activity, primarily due to the activities of drug cartels and related criminal organizations. In addition, the development of the illicit market in fuels in Mexico has led to increases in theft and illegal trade in the fuels that PEMEX produces. In response, the Mexican Government has implemented various security measures and has strengthened its military and police forces, and PEMEX has also established various strategic measures aimed at decreasing incidents of theft and other criminal activity directed at PEMEX's facilities and products. Despite these efforts, criminal activity continues to exist in Mexico, some of which may target PEMEX's facilities and products. These activities, their possible escalation and the violence associated with them, in an extreme case, may have a negative impact on PEMEX's financial condition and results of operations.

Economic and political developments in the United States may adversely affect PEMEX.

Economic conditions in Mexico are highly correlated with economic conditions in the United States due to the high degree of economic activity between the two countries generally, including the trading facilitated by the North American Free Trade Agreement ("NAFTA"), as well as physical proximity. In addition, political developments in the United States, including changes in the administration and governmental policies, can also have an impact on the exchange rate between the U.S. dollar and the Mexican peso, economic conditions in Mexico and the global capital markets. Since 2003, exports of petrochemical products from Mexico to the United States have enjoyed a zero-tariff rate under NAFTA and, subject to limited exceptions, exports of crude oil and petroleum products have also been free or exempt from tariffs. PEMEX's export sales to the United States amounted to Ps. 266.8 billion in 2015, representing 22.9% of total sales and 65.5% of export sales for the year. Higher tariffs on products that PEMEX exports to the United States increase its expenses and decrease its revenues provided that domestic and international prices for PEMEX's products remain constant.

Donald Trump's victory in the U.S. presidential election, as well as the Republican Party maintaining control of both the House of Representatives and Senate of the United States in the congressional election, has generated volatility in the global capital markets and may create uncertainty regarding the future of NAFTA and trade between the United States and Mexico. On January 20, 2017, Donald Trump became president of the United States. President Trump and the Trump administration have made comments suggesting that he intends to re-negotiate the free trade agreements that the United States is party to, including NAFTA, although it remains unclear what specifically the new U.S. administration and U.S. Congress will or will not do in this respect.

Because the Mexican economy is heavily influenced by the U.S. economy, the re-negotiation, or even termination, of NAFTA and/or other U.S. government policies that may be adopted by the new U.S. administration may adversely affect economic conditions in Mexico. These developments could in turn have an adverse effect on PEMEX's financial condition, results of operations and ability to repay its debt.

Risk Factors Related to PEMEX's Relationship with the Mexican Government

The Mexican Government controls PEMEX and it could limit the company's ability to satisfy its external debt obligations or could reorganize or transfer PEMEX or PEMEX's assets.

PEMEX is controlled by the Mexican Government and its annual budget may be adjusted by the Mexican Government in certain respects. Pursuant to the Petróleos Mexicanos Law, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state owned company on October 7, 2014. The Petróleos Mexicanos Law establishes a special regime governing, among other things, PEMEX's budget, debt levels, administrative liabilities, acquisitions, leases, services and public works. This special regime provides Petróleos Mexicanos with additional technical and managerial autonomy and, subject to certain restrictions, with additional autonomy with respect to PEMEX's budget. Notwithstanding this increased autonomy, the Mexican Government still controls the company and has the power to adjust PEMEX's financial balance goal, which represents its targeted net cash flow for the fiscal year based on the company's projected revenues and expenses, and its annual wage and salary expenditures, subject to the approval of the Cámara de Diputados (Chamber of Deputies).

The adjustments to PEMEX's annual budget mentioned above may compromise its ability to develop the reserves assigned to PEMEX by the Mexican Government and to successfully compete with other oil and gas companies that enter the Mexican energy sector. In addition, the Mexican Government's control over PEMEX could adversely affect the company's ability to make payments under any securities issued by Petróleos

Mexicanos. Although Petróleos Mexicanos is wholly owned by the Mexican Government, its financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government.

The Mexican Government's agreements with international creditors may affect PEMEX's external debt obligations. In certain past debt restructurings of the Mexican Government, Petróleos Mexicanos' external indebtedness was treated on the same terms as the debt of the Mexican Government and other public sector entities, and it may be treated on similar terms in any future debt restructuring. In addition, Mexico has entered into agreements with official bilateral creditors to reschedule public sector external debt. Mexico has not requested restructuring of bonds or debt owed to multilateral agencies.

The Mexican Government has the power, if the Mexican Constitution and federal law were further amended, to further reorganize PEMEX's corporate structure, including a transfer of all or a portion of PEMEX's assets to an entity not controlled, directly or indirectly, by the Mexican Government.

PEMEX pays significant special taxes and duties to the Mexican Government, which may limit its capacity to expand its investment program or negatively impact its financial condition generally.

PEMEX is required to make significant payments to the Mexican Government, including in the form of taxes and duties, which may limit PEMEX's ability to make capital investments. In 2015, approximately 37.5% of the company's sales revenues were used for payments to the Mexican Government in the form of taxes and duties, which constituted a substantial portion of the Mexican Government's revenues.

The Secondary Legislation includes changes to the fiscal regime applicable to PEMEX, particularly with respect to the exploration and extraction activities that it carries out in Mexico. Beginning in 2016, PEMEX has the obligation, subject to the conditions set forth in the Petróleos Mexicanos Law, to pay a state dividend in lieu of certain payments that PEMEX paid at the discretion of the Mexican Government. This state dividend will be calculated by the Ministry of Finance and Public Credit as a percentage of the net income that PEMEX generates through activities subject to the Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law) on an annual basis and approved by the Mexican Congress in accordance with the terms of the Petróleos Mexicanos Law.

The amount PEMEX pays each year under this state dividend will decrease in subsequent years, reaching 0% by 2026. The Mexican Government announced that PEMEX was not required to pay a state dividend in 2016 and will not be required to pay a state dividend in 2017. Although the changes to the fiscal regime applicable to PEMEX are designed in part to reduce the Mexican Government's reliance on payments made by the company, PEMEX cannot provide assurances that it will not be required to continue to pay a large proportion of its sales revenue to the Mexican Government. As of the date of this report, PEMEX is assessing the impact that these changes may have on the company. In addition, the Mexican Government may change the applicable rules in the future.

The Mexican Government has imposed price controls in the domestic market on PEMEX's products.

The Mexican Government has from time to time imposed price controls on the sales of natural gas, liquefied petroleum gas, gasoline, diesel, gas oil intended for domestic use, fuel oil and other products.

As a result of these price controls, PEMEX has not been able to pass on all of the increases in the prices of its product purchases to PEMEX's customers in the domestic market when the peso depreciates in relation to the U.S. dollar. A depreciation of the peso increases PEMEX's cost of imported oil and oil products, without a corresponding increase in PEMEX's revenues unless the company is able to increase the price at which it sells products in Mexico. PEMEX does not control the Mexican Government's domestic policies and the Mexican Government could impose additional price controls on the domestic market in the future. The imposition of such price controls would adversely affect PEMEX's results of operations

The Mexican nation, not PEMEX, owns the hydrocarbon reserves located in Mexico and PEMEX's right to continue to extract these reserves is subject to the approval of the Ministry of Energy.

The Mexican Constitution provides that the Mexican nation, not PEMEX, owns all petroleum and other hydrocarbon reserves located in Mexico.

Article 27 of the Mexican Constitution provides that the Mexican Government will carry out exploration and production activities through agreements with third parties and through assignments to and agreements with us. The Secondary Legislation allows PEMEX and other oil and gas companies to explore and extract the petroleum and other hydrocarbon reserves located in Mexico, subject to assignment of rights by the Ministry of Energy and entry into agreements pursuant to a competitive bidding process.

Access to crude oil and natural gas reserves is essential to an oil and gas company's sustained production and generation of income, and PEMEX's ability to generate income would be materially and adversely affected if the Mexican Government were to restrict or prevent the company from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to PEMEX or if it were unable to compete effectively with other oil and gas companies in future bidding rounds for additional exploration and production rights in Mexico. PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to it by the Mexican Government. Reductions in PEMEX's income, adjustments to its capital expenditures budget and its inability to obtain financing may limit PEMEX's ability to make capital investments.

Information on Mexico's hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions.

The information on oil, gas and other reserves is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner; the accuracy of any reserves estimate depends on the quality and reliability of available data, engineering and geological interpretation and subjective judgment. Additionally, estimates may be revised based on subsequent results of drilling, testing and production. These estimates are also subject to certain adjustments based on changes in variables, including crude oil prices. Therefore, proved reserves estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas. Downward revisions in PEMEX's reserve estimates could lead to lower future production, which could have an adverse effect on the company's results of operations and financial condition. Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect PEMEX's income and cash flows and the amount of hydrocarbon reserves that the company has the right to extract and sell. PEMEX revises annually its estimates of hydrocarbon reserves that it is entitled to extract and sell, which may result in material revisions to these estimates. PEMEX's ability to maintain its long term growth objectives for oil production depends on the company's ability to successfully develop its reserves, and failure to do so could prevent it from achieving its long term goals for growth in production.

PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to the company by the Mexican Government. Reductions in PEMEX's income, adjustments to its capital expenditures budget and its inability to obtain financing may limit its ability to make capital investments.

Because the company's ability to maintain, as well as increase, its oil production levels is highly dependent upon the company's ability to successfully develop existing hydrocarbon reserves and, in the long term, upon its ability to obtain the right to develop additional reserves, PEMEX continually invests capital to enhance its hydrocarbon recovery ratio and improve the reliability and productivity of its infrastructure. During 2015, PEMEX's exploratory activity led to the incorporation of proved reserves of approximately 120 million barrels of oil equivalent. This amount, however, was less than the reductions made due to revisions, delimitations and decreased development and production in 2015. Accordingly, PEMEX's total proved reserves decreased by 22.1%, from 12,380 million barrels of crude oil equivalent as of December 31, 2014 to 9,632 million barrels of crude oil as of December 31, 2015.

The company's crude oil production decreased by 3.7% from 2013 to 2014, by 6.7% from 2014 to 2015, and by 5.0% from 2015 to 2016, primarily as a result of the decline of production in the Cantarell, Aceite Terciario del Golfo (ATG), Delta del Grijalva, Crudo Ligero Marino and Ixtal Manik projects.

The recent Energy Reform in Mexico outlined a process, commonly referred to as Round Zero, for the determination of PEMEX's initial allocation of rights to continue to carry out exploration and production activities in Mexico. On August 13, 2014, the Ministry of Energy granted PEMEX the right to continue to explore and develop areas that together contain 95.9% of Mexico's estimated proved reserves of crude oil and natural gas. The development of the reserves that were assigned to PEMEX pursuant to Round Zero, particularly the reserves in the deep waters of the Gulf of Mexico and in shale oil and gas fields in the Burgos basin, will demand significant capital investments and will pose significant operational challenges. PEMEX's right to develop the reserves assigned to it through Round Zero is conditioned on the company's ability to develop such reserves in accordance with its development plans, which were based on its technical, financial and operational capabilities at the time. The company cannot provide assurances that it will have or will be able to obtain, in the time frame that it expects, sufficient resources or the technical capacity necessary to explore and extract the reserves that the Mexican Government assigned to it as part of Round Zero, or that it may grant to PEMEX in the future. The decline in oil prices has forced PEMEX to make adjustments to its budget, including a significant reduction of its capital expenditures. Unless it is able to increase its capital expenditures, it may not be able to develop the reserves assigned to it in accordance with its development plans. PEMEX would lose the right to continue to extract these reserves if it fails to develop them in accordance with its development plans, which could adversely affect its operating results and financial condition. In addition, increased competition in the oil and gas sector in Mexico may increase the costs of obtaining additional acreage in bidding rounds for the rights to new reserves.

PEMEX's ability to make capital expenditures is limited by the substantial taxes and duties that it pays to the Mexican Government, the ability of the Mexican Government to adjust certain aspects of the company's annual budget, cyclical decreases in its revenues primarily related to lower oil prices and any constraints on its liquidity. The availability of financing may limit the company's ability to make capital investments that are necessary to maintain current production levels and increase the proved hydrocarbon reserves that it is entitled to extract. Nevertheless, the recent Energy Reform has provided PEMEX with opportunities to enter into strategic alliances and partnerships, which may reduce its capital commitments and allow it to participate in projects for which the company is more competitive. However, no assurance can be provided that these strategic alliances and partnerships will be successful or reduce PEMEX's capital commitments.

Increased competition in the energy sector due to the new legal framework in Mexico could adversely affect PEMEX's business and financial performance.

The Mexican Constitution and the Ley de Hidrocarburos (Hydrocarbons Law) allows other oil and gas companies, in addition to PEMEX, to carry out certain activities related to the energy sector in Mexico, including exploration and extraction activities, as well as the import and sale of gasoline. As of the date of this report, the Mexican Government has entered into production sharing contracts with other oil and gas companies following the competitive bidding processes held in July and September 2015 for shallow water blocks and in December 2015 for exploratory blocks and discovered fields in onshore areas. Additional competitive bidding processes will take place in the future. As a result, PEMEX faces competition for the right to explore and develop new oil and gas reserves in Mexico and to import and sell gasoline. PEMEX will also likely face competition in connection with certain refining, transportation and processing activities. In addition, increased competition could make it difficult for PEMEX to hire and retain skilled personnel. If PEMEX is unable to compete successfully with other oil and gas companies in the energy sector in Mexico, its results of operations and financial condition may be adversely affected.

Un-confiscation of PEMEX's fixed assets

Under the Petróleos Mexicanos Law, the Company cannot be subject to a bankruptcy proceeding until its assets have not been disincorporated of the public domain regime by PEMEX's Board of Directors.

PEMEX may claim some immunity under the Foreign Sovereign Immunities Act and Mexican law, and your ability to sue or recover may be limited.

PEMEX is a public sector entity of the Mexican Government. Accordingly, you may not be able to obtain a judgment in a U.S. court against PEMEX unless the U.S. court determines that PEMEX is not entitled to sovereign immunity with respect to that action. Under certain circumstances, Mexican law may limit your ability to enforce judgments against the company in the courts of Mexico. The company also does not know whether Mexican courts would enforce judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws. Therefore, even if you were able to obtain a U.S. judgment against us, you might not be able to obtain a judgment in Mexico that is based on that U.S. judgment. Moreover, you may not be able to enforce a judgment against PEMEX's property in the United States except under the limited circumstances specified in the Foreign Sovereign Immunities Act of 1976, as amended. Finally, if you were to bring an action in Mexico seeking to enforce PEMEX's obligations under any securities issued by Petróleos Mexicanos, satisfaction of those obligations may be made in pesos, pursuant to the laws of Mexico.

PEMEX's directors and officers, as well as some of the experts named in the Form 20-F, reside outside the United States. Substantially all of the company's assets and those of most of its directors, officers and experts are located outside the United States. As a result, investors may not be able to effect service of process on PEMEX's directors or officers or those experts within the United States.

Risk factors related to the Certificados Bursátiles

Secondary Market for the Certificados Bursátiles

Currently, Certificados Bursátiles (peso-denominated publicly traded notes) present low operation levels in the secondary market and the Company cannot provide assurances that there will be a sustained development of said market. These notes have been registered in the Registro Nacional de Valores (Mexican National Securities Registry, RNV) and are traded in the Bolsa Mexicana de Valores (Mexican Stock Exchange). Notwithstanding, the Company cannot provide assurances that there will be an active market to trade these Certificados Bursátiles, or that they will be traded at par or above its initial offering. The previous could limit the holders' capacity to sell them at the price, moment and amount that they may wish to. Therefore, potential investors must be prepared to assume the risk in investing in Certificados Bursátiles until their maturity.

To promote liquidity to Certificados Bursátiles, in November 2013, the Company established a Market-Makers Program for its peso-denominated Certificados Bursátiles at fixed and floating rates, and for the Certificados Bursátiles in the form of Global Depositary Notes. This program is directed to financial institutions under applicable laws and with regard to the operating rules set forth by the Company in its website.

All of the Company's Certificados Bursátiles are registered in the RNV, and the Company has no other type of securities in said Registry.

The Company considers it has fulfilled its obligations as a securities issuer, and it has met the payment of principal and interests derived from the issuance of its notes.

Use of Proceeds

The total amount of resources obtained from the Company's issuance of Certificados Bursátiles have entered the Company's treasury and have been allocated regarding its investment program, and for the payment of loans or other liabilities the Company may have, accordingly.

Public Domain Documents

Any public information that the Company has delivered to national and foreign securities regulators under the Ley del Mercado de Valores (Securities Market Law) and other applicable normativity can be accessed at the Company's website, www.pemex.com and be obtained as per

request of any investor through a written request to the Company, located at Avenida Marina Nacional No. 329, Torre Ejecutiva, Piso 38, Colonia Verónica Anzures, C.P. 11311, Ciudad de México, México, Telephone No.: +52 (55)1944-9700, E-mail: ri@pemex.com.

Disclosure of results of operations and prospects [text block]

EXPLORATION AND PRODUCTION 4Q16

Crude Oil Production

During the fourth quarter of 2016, total crude oil production averaged 2,070 Mbd, a 9.1% decrease as compared to the same period of 2015. This variation was primarily due to:

- a 13.5% reduction in production of light crude oil, primarily due to a natural decline in production at the Chuhuk, Chuc, Ixtal and Onel fields of the Abkatún-Pol-Chuc business unit of the Southwestern Marine region, as well as at Tsimin of the Litoral de Tabasco business unit and Artesa of the Macuspana-Muspac, both in the South region. The decline was partially offset by an increase in production at the Xanab field of the Litoral de Tabasco business unit, raising output from 88 Mbd during the fourth quarter of 2015, to 140 Mbd during the same period of 2016;

- a 16.6% decrease in extra-light crude oil production, due to a natural decline in production, as well as an increase in the fractional water flow of wells of the Bellota-Jujo, Samaria-Luna, Macuspana-Muspac and Litoral de Tabasco business units; and

- a 3.8% decrease in the production of heavy crude oil, as a result of the natural decline in production and an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit in the Northeastern Marine region.

Natural Gas Production

During the fourth quarter of 2016, total natural gas production decreased by 14.7% (does not include nitrogen), amounting to 4,580 MMcfd, as a result of:

- a 10.9% decrease in associated gas production, primarily due to the natural decline in production of crude oil and an increase in the fractional water flow of wells of the Litoral de Tabasco and Abkatún-Pol-Chuc business units, as well as a natural decline in production at fields of the Macuspana-Muspac, Bellota-Jujo and Samaria-Luna business units; and

- a 24.8% reduction in non-associated gas production during the period, mainly due to a natural decline in production at the Veracruz and Burgos business units of the Northern region.

Gas Flaring

During the fourth quarter of 2016, gas flaring decreased to 420 MMcfd, primarily as a result of the completion of works for gas utilization on marine rigs.

As a result, natural gas use as a percentage of production during the period amounted to 92.4%.

Infrastructure

During the fourth quarter of 2016, the average number of operating wells totaled 8,351, a 9.8% decrease as compared to the same period of 2015.

The completion of wells decreased by 63.2%, a decrease of 43 wells, due to a decrease in the completion of development wells. The previous was a result of a scheduled reduction of development activities at the Poza Rica-Altamira, Aceite Terciario del Golfo (ATG), Cinco Presidentes, Samaria-Luna and Litoral de Tabasco business units, as a result of the budget adjustments approved by the Board of Directors at the beginning of the year. Additionally, six exploration wells were completed during the quarter, a two well reduction as compared to the previous year, primarily as a result of a reduction of activities at the deep water exploration business units.

Seismic Information

No additional 2D or 3D seismic data was acquired during the fourth quarter of 2016.

Discoveries

As a result of the exploratory activities carried out during the fourth quarter of 2016, the Uchbal-1 and Pokche-1 wells, located at the Litoral de Tabasco business unit, continued to quantify the production potential of the Southeastern basins. We would highlight that these discoveries are located in shallow waters, at water depths between 25 to 40 meters (m) near existing production complexes.

Moreover, the Doctus-1 well from the Poza Rica-Altamira business unit, drilled at water depths of more than 1,500 m confirmed the existence of extra-light oil, proving the company's ability to develop capabilities in new and highly complex producer regions.

EXPLORATION AND PRODUCTION 2016

Crude Oil Production

During 2016, and for the first time in the last five years, crude oil production met and exceeded the production goal established at the beginning of the year of 2,130 Mbd.

As compared to 2015, production decreased by 162 Mbd, or 5.0%, primarily due to:

-a 6.3% decline in production of light crude oil, primarily as a result of a natural decline in production of fields located in the Litoral de Tabasco and Abkatún-Pol-Chuc business units. The previous was partially offset by a 70.6% increase in production at the Xanab field of the Southwestern Marine region, which contributed an average of 127 Mbd during 2016, as compared to 74.4 Mbd in 2015;

-a decrease in production of heavy crude oil, as a result of the natural decline in production and an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit in the Northeastern Marine region; and

-a slight decrease in production of extra-light crude oil by 11 Mbd, primarily due to the natural decline in production and an increase in the fractional water flow of wells of fields in the Bellota-Jujo, Samaria-Luna and Macuspana-Muspac projects of the South region, and at the Litoral de Tabasco business unit of the Soutwestern Marine region. The previous was partially offset by a 22% increase in production at the Xux field in the Southwestern Marine region

Natural Gas Production

During 2016, natural gas production goal was 99.0% met. As compared to 2015, production decreased by 11.6%, totaling 4,866 MMcfd, primarily due to:

-a decrease in non-associated gas production during the year caused by a natural decline in production at the Burgos and Veracruz business units of the North region; and

-a reduction in associated gas production, mainly due to the natural decline in production of crude oil and closing of wells with higher gas-oil ratios at the Akal field of the Cantarell business unit, and production deferrals at fields of the Abkatún-Pol-Chuc business unit, as a result of the incident that occurred within the compression area of the Abkatún-A platform in February 2016, as well as by an increase in the fractional water flow of wells of fields located in the Abkatún-Pol-Chuc, Macuspana-Muspac and Litoral de Tabasco business units.

Gas Flaring

During 2016, gas flaring increased by 76 MMcfd, primarily as a result of the incident at the Abkatún-A Permanente platform.

As a result, the natural gas use as a percentage of production was 91.2% during 2016.

Operational Infrastructure

During 2016, the average number of operating wells decreased by 6.6% to 8,750, as compared to 2015.

The completion of wells decreased by 52.2% during 2016, from 312 to 149 wells, mainly due to a decrease in the completion of development wells. The decrease in the completion of development wells resulted primarily from a scheduled reduction of activities at the Aceite Terciario del Golfo and Burgos business units in the North region, and at the Samaria-Luna, Macuspana-Muspac and Cinco Presidentes business units of the South region, as a result of the budget adjustments approved at the beginning of the year.

With regard to the completion of exploration wells, we would highlight that ten deep water exploration wells were completed, an increase of two wells. The previous was offset by a reduction of exploration drilling activities in shallow waters.

Seismic

No additional 2D or 3D seismic data was acquired during 2016, as a result of the budget adjustment.

Discoveries

During 2016, PEMEX focused its exploration activities on the following producer prospects:

Southeastern Basin:

- the Teca-1 (extra-light oil), Pokche-1 (extra-light oil), and the Uchbal-1 (heavy oil) wells continued to confirm the production potential of the Southeastern basins. Its initial aggregate production is approximately 4 Mbd.

Deep Waters of the Gulf of Mexico:

-along with joint ventures in deep waters, the Nobilis-1 and Doctu-1 wells confirmed the production potential of the Perdido area in the deep waters of the Gulf of Mexico. It's important to highlight that these wells are located at water depths of 3,000 and 1,500 m, respectively, again demonstrating the company's ability to develop capabilities in new and highly complex producer regions.

Altogether, these discoveries incorporated almost 700 MMboe in 3P reserves in 2016.

Other Information Related to E&P Activities

Migration of Assignments at Trión Block

On December 5, 2016, the National Hydrocarbons Commission announced that BHP Billiton Petróleo Operaciones de México, S. de R.L. DE C.V. (or BHP Billiton Mexico), had been selected as the partner for Pemex Exploration and Production for activities in the Trión block. Pursuant to the terms of its bid, BHP Billiton Mexico offered U.S. $ 624 million contribution to the partnership, and would obtain a 60% participating interest in and be the operator of the Trión block; 10% of the additional contribution will be a cash payment to the State as a sign in bonus, and the remaining 90% will be destined to additional investment made on behalf of PEMEX.

The sum of the minimum U.S. $ 570 million investment and the additional contribution offered, will allow PEMEX to delay any additional budgetary resources to this specific project for the next four years. The corresponding joint operating agreement and other relevant agreements are expected to be entered into within 90 days.

Total estimated investment throughout the project's life is U.S. $ 11 billion. Investment will come as early as 2017 to carry exploratory activities that provide a better understanding of the subsoil. Initial production is expected for 2023, and by 2025 the project would reach a production plateau of 120 Mboed.

Competitive Bidding Rounds

On December 5, 2016, the National Hydrocarbons Commission published the results of the bidding process referred to as Round 1.4, through which a consortium consisting of Pemex Exploration and Production, Chevron Energía de Mexico, S. de R.L. de C.V. (referred to as Chevron Energía), and INPEX Corporation was awarded an exploration contract for a field located in Cinturón Plegado Perdido in the Gulf of Mexico.

Farm-outs

In line with the company's business plan, on October 18, 2016, Petróleos Mexicanos' Board of Directors approved the request to the Ministry of Energy for the farm¬-outs related to the Cárdenas-Mora and Ogarrio onshore fields.

The Cárdenas-Mora fields are located around 62 km of Villahermosa, Tabasco, and cover approximately 104 and 63 km2, respectively. Altogether, these fields contribute with around 94 MMboe in 3P reserves as of 2016, and are currently producers of extra-light crude oil.

The Ogarrio field is located in Huimanguillo, Tabasco, 65 km of Coatzacoalcos, Veracruz, cover approximately 153 km2 and accounts for 54 MMboe in 3P reserves as of 2016. A significant amount of infrastructure and communications lines have been developed on this project, and currently produces light crude oil.

For more information on the fields that PEMEX will farm-out during the "Round 2" process, please visit the following links (only available in Spanish):

Cárdenas-Mora:
http://www.gob.mx/cnh/documentos/informacion-disponible-de-la-zona-cardenas-mora-en-el-centro-nacional-de-informacion-de-hidrocarburos-84110?idiom=es

Ogarrio:
http://www.gob.mx/cnh/documentos/informacion-disponible-de-ogarrioen-el-centro-nacional-de-informacion-de-hidrocarburos?idiom=es

Ayín-Batsil:
http://www.gob.mx/cnh/documentos/informacion-disponible-de-la-zona-ayin-batsil-en-el-centro-nacional-de-informacion-de-hidrocarburos?state=draft

INDUSTRIAL TRANSFORMATION 4Q16

Crude Oil Processing

During the fourth quarter of 2016, total crude oil processing decreased by 27.5%, primarily due lower crude oil processing at the Tula and Cadereyta refineries, as a result of non-scheduled shutdowns and shortcomings of auxiliary services and scheduled maintenance cycles.

PEMEX's usage of its primary distillation capacity decreased by 18.1 percentage points, due to maintenance cycles and the operational problems described above.

Production of Petroleum Products

During the fourth quarter of 2016, total petroleum products output decreased by 26.0%, as compared to the same period of 2015, primarily due to a decrease in the amount of crude oil processed at the Tula and Cadereyta refineries, as well as lower yields at the Salina Cruz refinery.

Variable Refining Margin

During the fourth quarter of 2016, PEMEX's NRS recorded a positive variable refining margin of U.S. $ 5.01 per barrel, a U.S. $ 3.40 per barrel increase, as compared to the fourth quarter of 2015, due to a recovery in prices.

Natural Gas Processing and Production

During the fourth quarter of 2016, natural gas processing decreased by 12.7%, as compared to the same period of 2015, in response to the decreased availability of sour wet gas from both the offshore and South regions, as well as a reduction in the supply of sweet wet gas from the Burgos basin. As a result, dry gas and natural gas liquids production decreased by 15.6% and 3.7%, respectively, as compared to the same period of 2015.

Condensates processing decreased by 19.2%, during the fourth quarter of 2016, as compared to the same period of 2015, primarily due to a decline in the supply of sweet and sour condensates from Burgos and Nuevo Pemex, respectively.

Petrochemicals Production

During the fourth quarter of 2016, the production of petrochemical products was 911 Mt, an increase of 7.4%, as compared to the same period of 2015, primarily due to the following:

-a 118 Mt increase in production in the aromatics and derivatives chain, largely due to greater loads at the Continuous Catalytic Regeneration (CCR) plant, following the operating problems registered during the second and fourth quarter of 2016;

-a 14 Mt increase in production in the methane derivatives chain, due additional supply of natural gas;

-a 42 Mt decrease in the propylene and derivatives chain, due to non-scheduled shutdowns at the catalytic cracking plants of Madero and Cadereyta; and

-a 28 Mt decrease in production of other petrochemicals, primarily due to a decrease in production of sulfur and oxygen, due to lower crude oil processing and sour gas.

PEMEX Gas Stations

As of December 31, 2016, PEMEX gas stations totaled 11,578, a 3.3% increase as compared to the number recorded by year-end 2015.

INDUSTRIAL TRANSFORMATION 2016

Crude Oil Processing

During 2016, total crude oil processing totaled 933 Mbd, a 12.3% decrease as compared to 2015, primarily due to non-scheduled shutdowns at the Madero and Minatitlán refineries, as well as shortcomings of auxiliary services and high inventories of middle distillates.

During 2016, PEMEX's usage of its primary distillation capacity decreased by 8.0 percentage points, as compared to 2015, to 56.9% of its total capacity, due to the maintenance activities and overhaul works described above.

Production of Petroleum Products

During 2016, total petroleum products output decreased by 12.7%, as compared to 2015, as a result of lower crude oil processing and distillate yields. The Cadereyta, Madero and Minatitlán refineries accounted for the majority of the decrease, due to non-scheduled shutdowns and overhaul works.

Variable Refining Margin

By the end of 2016, the NRS recorded a variable refining margin of U.S. $ 4.48 per barrel, an increase by U.S. $ 1.13 per barrel, as compared to 2015. This is broadly a result of the recovery of refined prices.

Natural Gas Processing and Production

During 2016, natural gas processing decreased by 9.9%, as compared to 2015, in response to the decreased availability of sour wet gas from both the offshore and South regions, as well as a reduction in the supply of sweet wet gas from the Burgos basin. As a result, dry gas production decreased by 15.6% or 351 MMcfd, while natural gas liquids production decreased by 6.0%, as compared to the same period of 2015.

Condensates processing decreased by 8.8%, primarily due to a decrease in the supply of sweet condensates from Burgos and sour condensates from Nuevo Pemex.

Petrochemicals Production

During 2016, production of petrochemical products totaled 4,100 Mt, a 9.0% decrease as compared to 2015. This decrease is primarily explained by:

-a 148 Mt decrease in production in the ethane derivatives chain, mainly due to a reduction in the supply of ethane in response to the startup of operations of the Braskem-Idesa ehtylene cracker, lower storage availability at the Ethylene Refrigerated Terminal and Pajaritos Embarkment, and non-scheduled shutdowns at the Cangrejera petrochemical complex;

-a 126 Mt decrease in production in the propylene and derivatives chain, due to decreased availability of propylene, non-scheduled shutdowns and, and an extended maintenance shutdown of the acrylonitrile plant at the Morelos complex;

-a 42 Mt decrease in production in the methane derivatives chain, due to decreased output of ammonia and methanol, in response to operating problems and a reduction in the supply of natural gas during the first half of the year; and

-a 139 Mt decrease in production of other petrochemicals, primarily due to a decrease in production of sulfur, hexane and raw material used for the production of carbon black, due to lower crude oil processing and sour wet gas.

This decrease was partially offset by a 113 Mt increase in production in the aromatics and derivatives chain, primarily due to increased production of high octane hydrocarbons, as a result of startup of operations of the CCR plant.

Other Information Related to Industrial Transformation Activities

Incident at the Madero Refinery

On January 12, 2016, one worker was killed and two others were injured as a result of a sudden release of toxic hydrogen sulfide while doing maintenance works at one of the diesel middle distillates plant of the Madero refinery. PEMEX profoundly regrets the loss of one of its workers and the injuries suffered by workers due to this incident. Operations continued to operate normally.

Pemex Logistics Open Season

As a result of the Energy Reform, PEMEX Logistics can now offer its storage and petroleum products pipe distribution to the market.

According to the Energy Regulatory Commission's guidelines (CRE in Spanish), PEMEX Industrial Transformation has reserved the capacity required to supply the domestic demand of fuels during the transition stage. The remaining capacity will be offered through an auction, where PEMEX Logistics will carry out an Open Season process were any participant can bid for additional capacity. In this context, PEMEX Industrial Transformation will be a price taker of the fee arising from the auction process.

PEMEX Logistics will begin by offering its additional capacity in the northwestern portion of the Mexican territory. The winners will be awarded on March 15, 2017. As of today, 20 companies such as Shell México S.A. de C.V., Chevron Combustibles de México S. de R.L. de C.V., Tesoro Mexico Supply & Marketing S. de R.L. de C.V., BP Estaciones and Servicios Energéticos S.A. de C.V. have pre-qualified.

PEMEX Logistics will gradually continue to offer its remaining capacity in the rest of the country throughout 2017. For more information on this process please visit the following link (only available in Spanish):

http://www.pemex.com/nuestro-negocio/logistica/temporadas-abiertas/Paginas/inicio.aspx

First Joint Venture for Tula Hydrogen Plant

On February 23, 2017, PEMEX Industrial Transformation signed its first joint venture with Air Liquide México S.A. de R.L. de C.V., to operate the existing hydrogen plant at the Tula refinery, and invest in a new one.

This joint venture will guarantee the supply of hydrogen to Tula for the next 20 years, and is expected to generate savings of 30%, guarantee the supply of hydrogen, which in turn will decrease non-scheduled shutdowns and increase gasoline production.

Esta estrategia permitirá a Pemex Transformación Industrial, generar ahorros superiores al 30%, a la vez que asegura la confiabilidad de suministro de hidrógeno, lo cual disminuirá el número de paros no programados, que resultarán en un mayor proceso de refinados en la refinería.

This strategy will allow Pemex Industrial Transformation to generate savings of more than 30%, while ensuring the reliability of hydrogen supply, which will reduce the number of unscheduled shutdowns and in a greater refining process.

INDUSTRIAL SAFETY

Frequency Index

During 2016, the initiatives related to Safety, Health, Environmental Protection, and Sustainable Development promoted by the company, helped surpass the frequency index goal established at 0.38 injuries per million man-hours worked (MMhh), reaching a record low for PEMEX of 0.36 injuries per MMhh, which represents a 23% decrease as compared to 2015.

The frequency index refers to the number of accidents with incapacitating injuries per million man-hours worked (MMhh) with risk exposure during the relevant period of time. An incapacitating injury is an injury, functional damage or death that is caused, either immediately or subsequently, by a sudden event at work or during work-related activities. Man-hours worked with risk exposure represent the number of hours worked by all personnel, including overtime hours.

Índice de gravedad

By the end of 2016, the accumulated severity index was 23 days lost per MMhh, a 25% decrease as compared to 2015.

To reverse the trend observed in severe accidents, during 2016, Petróleos Mexicanos implemented Safety, Health and Environmental Protection's (SSPA for its acronym in Spanish) new mandates and functions, to reinforce the actions carried out by the entire personnel in safety departments and reinsure the fulfillment of all 13 guidelines stated by SSPA. Additionally, a new program for audit and advisory services for the effective implementation of the Safety, Health and Environmental Protection and Operational Reliability Systems has been implemented in key working centers of both, Exploration and Production, and Industrial Transformation.

Additionally, awareness campaigns aimed to increase safety and reduce accidents at work were carried out to also tackle minor and non-severe accident issues.

The severity index refers to the total number of days lost per million man-hours worked with risk exposure during the relevant period of time. The number of days lost is based on medical leaves of absence for injuries stemming from accidents at work, plus the number of corresponding days on which compensation is paid for partial or total disability or death.

ENVIRONMENTAL PROTECTION

Sulfur Oxide Emissions

During 2016, sulfur oxide emissions increased by 22.8% as compared to 2015, primarily due to emissions produced as a result of the decline in wells that use nitrogen to increase production, which resulted in an increase in the generation of sour gas that is sent for flaring at the Kumaza, Abkatún Pol-Chuc and Litoral de Tabasco business units, as well as increase in the gas volume sent for flaring at the Minatitlán and Salina Cruz refineries. Additionally, maintenance works were carried out at the sulfur plants of the gas processing centers of Poza Rica, Ciudad Pemex and Nuevo Pemex.

Water Reuse

During 2016, the reuse of water decreased by 7.5% as compared to 2015, primarily due to the decrease in the utilization rates of residual water treatment plants in the NRS, due to operating problems.

Financial position, liquidity and capital resources [text block]

.

QUARTERLY FINANCIAL RESULTS 4Q16

Total Sales

During the fourth quarter of 2016, total sales increased by 22.6% as compared to the same period of 2015, recording PS. 323.8 billion primarily as a result of:

-a 49.1% increase in exports of crude oil and condensates, explained in 86% by higher prices and in 14% by a minor increase in volume. Average oil price went from U.S. $ 33.53 per barrel during the fourth quarter of 2015 to U.S. $ 40.95 in the same period of 2016;

-a 33.2% increase in exports of petroleum products, primarily as a result of higher prices. The price effect on the reduction of petroleum products' exports had a positive impact of PS. 11.8 billion, and sales volume decreased by PS. 3.7 billion;

-a 16.5% increase in domestic sales of gasoline and diesel, mainly due to higher prices and a 3.7% increase in volume. The price effect on the domestic sales of gasoline and diesel had a positive impact of PS. 15.4 billion, while sales volume increased by PS. 4.5 billion; and

-a partial offset by a 44.5% or PS. 9.1 billion decrease in domestic sales of liquefied natural gas (LNG), primarily due to the market share loss that resulted from increased competition due to the liberalization of imports in 2016. Nevertheless, PEMEX expects to maintain 70% of the client base.

Sales were also negatively affected by changes in the IEPS tax computation that was updated in April 2016, and now considers the past five months of international reference price quotes for gasoline and diesel.

Gross & Operating Income

Cost of sales decreased by 83.8%, primarily as a result of the impact of:

-a PS. 147.2 billion partial reverse of the impairment loss recorded in the "Other" item, mainly as a result of increased efficiencies in extraction processes and production costs; changes in the reserve valuation period, going from a contractual average horizon of 18 years to a 25 year average period of economic life; and the recovery of oil prices;

-a 57.9% decrease in operating costs, mainly due to the implementation of the cost reduction strategy in order to generate savings and increase efficiency in operations; and

-the previous was partially offset by a PS. 48.3 billion increase in purchases for resale. This item consists of the import of petroleum products and recorded an increase attributable to higher prices, depreciation of the Mexican peso against the U.S. dollar and an 18.7% increase in volume.

As a consequence, the gross income increased by 159.3%, totaling PS. 220.7 billion.

It is worth to mention that other revenues (expenses) in this fourth quarter include the recorded loss from the transfer of pipelines to the National Natural Gas Control Center (CENAGAS), partially offset by the tax credit for previous fiscal years, among other items.

Total operation expenses (transportation and distribution expenses and administrative expenses) increased by PS. 108.5 billion compared to 2015, since the savings generated from the revision of the pension system were recorded in that year.

As a result of the previously described factors, a reverse of the operating loss was recorded, and a PS. 170.1 billion operating income was reached.

Taxes and Duties

Although PEMEX, starting in 2015, became subject to a new fiscal regime that is more in line with the rest of the oil and gas industry, it, unlike other companies, is still not able to deduct all of its operating costs and expenses from its calculation of taxes and duties.

To reduce the negative impact of the current applicable fiscal regime, on April 18, 2016, the Federal Government published in the Official Gazette of the Federation a decree that grants certain forms of tax relief to assignment operators. The decree is expected to reduce the negative impact caused by the decline in the prices of hydrocarbons and allows assignment operators to choose between two schemes to calculate the cap on permitted deductions applicable to the Profit-sharing Duty:

(i) the scheme established within the Hydrocarbons Revenue Law, based on a percentage of the value of extracted hydrocarbons; or
(ii) the scheme proposed by the Ministry of Finance and Public Credit, within the decreed published in April, calculated upon established fixed fees.

Evolution of Net Income (Loss)

The decrease in net loss during the fourth quarter of 2016 is primarily explained by the 156.8% previously described improvement in the operating income. This improvement was partially offset by:

-a PS. 16.6 billion increase in net interest expense;

-a PS. 12.7 billion increase in costs associated to financial derivatives, mainly due to the appreciation of the U.S. dollar against currencies other than the Mexican peso in which Petróleos Mexicanos has coverages; and

-a PS. 77.0 billion foreign exchange loss, which mostly did not imply cash outflows. This loss results from a depreciation of the Mexican peso relative to the U.S. dollar, with an exchange rate of PS. 20.6640 per dollar during the fourth quarter of 2016, as compared to PS. 17.2065 per dollar during the same period of 2015.

As a result of the aforementioned, PEMEX recorded a net loss of PS. 296.0 billion during the fourth quarter of 2016, as compared to PS. 712.6 billion during the same period of 2015.

Comprehensive Income (Loss)

During the fourth quarter of 2016, other comprehensive results increased by 52.1%, primarily as a result of actuarial gains due to employee benefits. This increase resulted from an update in the actuarial rates used for employee benefits computation.

As a result, the comprehensive income for the fourth quarter totaled PS. 86.8 billion.

YEARLY FINANCIAL RESULTS 2016

During 2016, Petróleos Mexicanos has focused on recovering stability, taking firm steps towards taking advantage of the opportunities provided by the Energy Reform and strengthening the relationship with its stakeholders.

Despite 2016's challenges, PEMEX managed to:

(i)complete the execution of the Adjustment Plan;
(ii)materialize the federal government supports;
(iii)normalize accounts payable to suppliers;
(iv)reverse operating loss;
(v)strengthen its financial balance;
(vi)implement the Business Plan;
(vii)utilize the opportunities provided by the Energy Reform; and
(viii)maintain continuous access to debt markets.

The results of the company were positively affected by (i) the stability of sales, mainly due to the maintenance of the production platform, and (ii) the partial reverse of the impairment loss as a result of increased operating efficiencies. Conversely, the results were negatively affected by exogenous variables including the depreciation of the peso against the U.S. dollar, which has an important impact in the income statement due to the financial debt conversion.

Total Sales

During 2016, total sales remained relatively stable and registered a slight decrease by 7.4%, as compared to 2015, primarily due to a 10.2% decrease in domestic sales, and to a lesser extent to a 3% decrease in export sales. These reductions were partially offset by an 11.4% increase in services income.

The decrease in domestic sales was mainly caused by:
-a 34.9% decrease in sales of liquefied natural gas (LNG), primarily due to the market share loss that resulted from increased competition due to the liberalization of imports in 2016;

-a 15.9% decrease in diesel sales, essentially due to lower prices;

-a 5.5% reduction in sales of gasoline, also due to lower prices despite higher volumes; and

-a 36.5% reduction in sales of fuel oil as a result of the diminishing demand for this product from the Federal Electricity Commission (CFE).

On the other hand, the reduction in exports was primarily due to:

-a 9.6% decrease in petroleum products exports. The volume of exports of this product decreased by 7.4%; and

-a marginal decrease in crude oil exports, mainly due to the drop in prices, from U.S. $ 43.12 per barrel in 2015 to U.S. $ 35.63 per barrel in 2016, despite the increase in volume.

Services income increased by PS. 1.5 billion, mainly as a result of the increase of the transportation services provided by Pemex Logistics to the Natural Gas Control Center (CENAGAS), as well as the freight services provided by Pemex Industrial Transformation.

Gross & Operating Income

Cost of sales decreased by 54.0% and was mainly affected by:

-a PS. 246.2 billion partial reverse of the impairment loss recorded in the "Other" item, mainly as a result of increased efficiencies in extraction processes and production costs; changes in the reserve valuation period, going from a contractual average horizon of 18 years to a 25 year average period of economic life; and the recovery of oil prices;

-a 26.4% decrease in operating expenses, primarily due to the implementation of the cost reduction strategy in order to generate savings and increase efficiency in operations;

-partially offset by a PS. 46.9 billion growth in purchases for resale. This item consists of the import of petroleum products and recorded an increase attributable to higher prices, depreciation of the Mexican peso against the U.S. dollar and a 9.3% increase in volume.

As a result of the previously described factors, gross income increased by PS. 605.4 billion and totaled PS. 490.0 billion.

During the year, other revenues (expenses) include the income from PEMEX's first divestiture in Gasoductos de Chihuahua, as well as the recorded loss from the transfer of pipelines to the National Natural Gas Control Center (CENAGAS) and the tax credit for previous fiscal years, among other items.
Costs and operating expenses (transportation and distribution expenses and administrative expenses) increased by PS. 98.0 billion, mainly due to the savings from the changes in the pension scheme recorded in 2015.

As a result, the operating loss was reversed and a PS. 363.5 billion operating income was recorded.

Composition of Net Income (Loss)

During 2016, PEMEX recorded a net loss of PS. 296.0 billion; a 58.5% decrease compared to 2015 primarily as a result of:

-operating income of PS. 363.5 billion;
-net interest expense of PS. 85.1 billion;
-costs associated to financial derivatives of PS. 14.0 billion;
-a foreign exchange loss of PS. 255.1 billion; and
-taxes and duties of PS. 306.5 billion

Within taxes and duties, the most representative decrease was 20.4% in the Profit Sharing Duty, primarily due to a decline in prices and lower crude oil production, as well as to a modification in the deductibility limit announced by the Federal Government in April, 2016.

During this year, the ratio of taxes and duties paid to operating income was 84.3%, and the ratio paid to sales was 28.4%. In 2015, the ratio of taxes and duties paid to sales was exactly the same.

FINANCIAL INFORMATION AS OF DECEMBER 31, 2016

Working capital

As of December 31, 2016, working capital increased by 62.2% as compared to 2015, amounting PS. (66.5) billion, mainly as a result of:

-a PS. 54.2 billion increase in cash and cash equivalents, primarily as a result of the net effect between receivables and funds raised through financing, partially offset by financing taxes and debt payments, as well as capital and operating expenditures;

-a PS. 43.3 billion increase in accounts, notes receivable and other, mainly due to higher hydrocarbon prices and the depreciation of the Mexican peso against the U.S. dollar. This increase is also explained by accrued interest of the promissory notes received from the Federal Government in 2015 as a result of the changes in the pension scheme and the increase in redeemable taxes and duties from previous fiscal years;

-a PS. 17.0 billion decrease in accounts payable to suppliers, as a result of the partial payment of existing liabilities; and

-a PS. 16.3 billion decrease in short-term financial debt, mainly due to the payment of revolving credit lines towards the end of the year and a liability management transaction.

Debt

Total financial debt increased by 32.8% as compared to 2015, primarily due to additional financing activities carried out during the period and the depreciation of the Mexican peso relative to the U.S. dollar, from PS. 17.2065 per dollar in 2015 to PS. 20.6640 per dollar in 2016. Total financial debt amounted PS. 1,983.2 billion or U.S. $ 96.0 billion.

During 2016, Petróleos Mexicanos and PMI's total financing activities amounted to Ps. 851.5 billion or U.S. $ 41.2 billion. Total debt payments made during the period amounted to Ps. 613.4 billion or U.S. $ 29.7 billion.

PEMEX's financing strategy is intended to take advantage of financial markets with increased liquidity, maximize efficiencies with respect to reference curves, seize opportunities in select markets and maintain a diversified debt maturity profile.

Investment Activities

2016 Activity

During 2016, PEMEX spent Ps. 298.6 billion (U.S. $ 16.0 billion) on investment activities, which represents 146% of the total investment budget of Ps. 204.4 billion that was programmed for the year, due to budget adjustments made during April-September 2016, as a result of the capitalizations made to Petróleos Mexicanos, within the support measures implemented by the Federal Government, and from the financial lease agreements entered into by Exploration and Production and Industrial Transformation. Accordingly, the estimated investment budget for the year was adjusted to Ps. 304.4 billion. These investments made during the aforementioned period were allocated as follows:

-Ps. 241.2 billion to Pemex Exploration and Production, Ps. 37.2 billion of which were allocated to exploration;
-Ps. 45.2 billion to Industrial Transformation;
-Ps. 7.0 billion to Logistics;
-Ps. 3.6 billion to Drilling and Services;
-Ps. 0.7 billion to Ethylene;
-Ps. 0.5 billion to Petróleos Mexicanos Corporate; and
-Ps. 0.4 billion to Fertilizers.

2017 Budget

The Mexican Congress approved a 2017 investment budget for PEMEX of PS. 204.6 billion (U.S. $ 11.0 billion) in 2016. These investments are expected to be allocated as follows:

-Ps. 168.4 billion to Exploration and Production, Ps. 14.7 billion of which were allocated to exploration;
-Ps. 21.4 billion to Industrial Transformation;
-Ps. 5.4 billion to Petróleos Mexicanos Corporate;
-Ps. 4.4 billion to Logistics;
-Ps. 2.7 billion to Drilling and Services;
-Ps. 1.8 billion to Ethylene; and
-Ps. 0.4 billion to Fertilizers.

FINANCING ACTIVITIES 2016

Capital Markets

On March 15, 2016, Petróleos Mexicanos issued the following series of securities for an aggregate amount of EUR 2.5 billion:
-EUR 1,350.0 million 3.75% Notes due 2019; and
-EUR 900.0 million 5.125% Notes due 2023.

On March 23, 2016, Petróleos Mexicanos issued MXN 5.0 billion of Certificados Bursátiles due October 2019, at a floating rate of TIIE 28 + 135 basis points.

On June 14, 2016, Petróleos Mexicanos issued the following series of securities for an aggregate amount of CHF 375.0 million in two tranches:

-CHF 225.0 million 1.5% notes due June 2018; and
-CHF 150.0 million 2.375% notes due December 2021.

On July 15, 2016, Petróleos Mexicanos issued bonds for JPY 80.0 billion at 0.54% due July 2026.

On September 21, 2016, Petróleos Mexicanos issued the following series of securities for an aggregate amount of USD 4.0 billion in two tranches:

-USD 2.0 billion 4.625% notes due September 2023; and
-USD 2.0 billion 6.750% notes due September 2047.

On October 3, 2016, Petróleos Mexicanos issued additional securities to the September 21, 2016 issuance due 7 and 30 years in the amounts of USD 69.3 million and USD 1.5 billion, respectively, as a result of the repurchase and exchange of securities.

On December 7, 2017, Petróleos Mexicanos issued U.S. $ 5.5 billion in three tranches, to partially pre-fund its 2017 financing needs:

-U.S. $ 3.0 billion at 6.50%, due in 2027;
-U.S. $ 1.5 billion at 5.375%, due in 2022; and
-U.S. $ 1.0 billion at floating rate of 3-month LIBOR plus 365 basis points, maturing August 2021.

Bank Loans

During 2016, Petróleos Mexicanos entered into bank loans with Mexican development banks for an aggregate amount of MXN 15.0 billion:

-On March 17, 2016, PEMEX entered into a credit facility for MXN 2.0 billion at a floating rate of TIIE 28 + 52 basis points, due 2017;
-On March 17, 2016, PEMEX entered into a credit facility for MXN 3.3 billion at a floating rate of TIIE 28 + 52 basis points, due 2017; and
-On March 28, 2016, PEMEX entered into a credit facility for MXN 9.7 billion at a floating rate of TIIE 28 + 31 basis points, due 2017.

Liability Management

On October 3, 2016, Petróleos Mexicanos carried out a liability management transaction to promote the adequate management of its financing structure, and a prudent administration of its finances. This transaction consisted of:

-USD 1.5 billion repurchase of existing debt securities, focused on bonds with upcoming maturity dates, to improve the company's amortization profile and increase the average term of the debt.
-Exchange of existing securities maturing between 2018 and 2044 for approximately USD 1.6 billion in new securities in two series that help to consolidate the new securities by increasing liquidity along the entire curve without increasing indebtedness.

Approximately USD 8.1 billion principal amount in existing debt securities were tendered, approximately 2 times the principal amount that was accepted for purchase or exchange.

Liquidity Management

On December 13, 2016, Petróleos Mexicanos acquired a three-year syndicated revolving credit line for U.S. $ 1.50 billion, which replaced the previous line for U.S. $ 1.25 billion that came due in December 2016.

As of December 31, 2016, Petróleos Mexicanos holds four syndicated revolving credit lines for liquidity management in the amounts of U.S. $ 4.75 billion and PS. 23.5 billion, of which U.S. $ 4.63 billion and PS. 3.5 billion are available.

Financing Activities 2017

Capital Markets

On February 14, 2017, Petróleos Mexicanos issued bonds for EUR 4.25 billion in three tranches:

-EUR 1.75 billion at 2.5%, due in August 2021;
-EUR 1.25 billion at 3.75%, due in February 2024; and
-EUR 1.25 billion at 4.875%, due in February 2028.

Syndicated revolving credit lines

Al 27 de febrero de 2016, el saldo disponible de las líneas de crédito sindicadas revolventes para manejo de liquidez de Petróleos Mexicanos es de USD 2.6 mil millones. Las líneas en pesos se encuentran totalmente ejercidas.

As of February 27, 2017, Petróleos Mexicanos available balance of syndicated revolving credit lines for liquidity management amounts U.S. $ 2.6 billion. Credit lines in Mexican pesos are entirely used.

OTHER RELEVANT INFORMATION

Business Plan 2016-2021

On November 3, 2016, Petróleos Mexicanos presented its 2016-2021 Business Plan. The strategic plan is focused on profitability, has begun being implemented and was designed to achieve a primary balance as early as 2017, and a financial balance towards 2020.

The enforcement of the 2016 budget adjustment by PS. 100 billion, allowed the company to achieve stable financials that back the objectives and goals stated in the plan for the next five years.

Moreover, the Business Plan was designed using conservative scenarios and realistic benchmarks, while encouraging the formation of joint ventures along the entire value chain, as a mechanism to increase investment and efficiency.

The implementation of the plan has the potential to reduce crude oil production, as a result of the natural decline of Cantarell, and afterwards stabilize it and increase it in the medium-term. With regards to downstream activities, the plan sets forward the initiatives to increase efficiency and gradually reduce the losses of the National Refining System.

The Business Plan is already on its execution stage:

1. First farm-outs
a)Trión in deep waters;
b)Ayin-Batsil in shallow waters; and
c)onshore fields such as Cárdenas-Mora and Ogarrio.

2. Divestment of non-strategic assets, Gasoductos de Chihuahua

To strengthen the communication and execution of this plan, José Antonio González Anaya, PEMEX's CEO and José Antonio Meade Kuribreña, Minister of Finance and Public Credit visited investors, rating agencies and analysts in New York, London and Toronto.

LatinFinance Awards

On January 16, 2017, LatinFinance presented Petróleos Mexicanos with two awards for completing the best financing operations in the capital markets during 2015. The Company was recognized as:

-"Corporate Issuer of the Year" for the third year in a row, for its innovation strategy, diversity and the timing of its financing operations; and

-"Best Capital Placement", in recognition of its strategy in a competitive environment, the breadth of the transaction led, and the innovation and foresight demonstrated.

Recent Appointments

On February 23, 2017, the Mexican Senate ratified the appointment of Maria Teresa Fernández Labardini as Independent Counselor of Petróleos Mexicanos for a five-year term.

Fight Against Corruption

On December 21, 2016, the U.S. Department of Justice (DOJ) anounced an agreement reached with the Brazilian companies Odebrecht S.A. and Braskem S.A. These companies admitted having executed bribery actions with public servants around the world and agreed to pay fines totaling at least U.S. $ 3.5 billion. This information was published in the U.S. Department of Justice webpage, and is available at the following link: https://www.justice.gov/opa/pr/odebrecht-and-braskem-plead-guilty-and-agree-pay-least-35-billion-global-penalties-resolve.

In this particular case the DOJ pointed out that Odebrecht illegally paid approximately U.S. $ 788 million between 2001 and 2016 to public servants and political parties in Brazil, Angola, Argentina, Colombia, Dominican Republic, Ecuador, Guatemala, Mexico, Mozambique, Panama, Peru and Venezuela among other countries, in order to get inappropriate advantages to complete businesses.

With regard to Mexico, Odebrecht admitted having paid approximately U.S. $ 10.5 million to public servants between 2010 and 2014 to get contracts awarded. Particularly, during 2013 and 2014 the company paid U.S. $ 6.0 million to a senior officer of a Mexican state-owned company, in order to get a project awarded.

As a result, on December 22, 2016, PEMEX's Responsibilities Unit began investigations and is conducting an exhaustive analysis of all the contracts entered into between PEMEX and Odebrecht, to define whether there was an act of corruption involved and, if applicable, penalize those responsible. If a corruption act is revealed, the sanction could be (a) a restriction to enter into contracts with PEMEX and the Mexican Government; (b) disabling of the employee(s) that committed an irregularity; (c) economic sanctions and (d) criminal complaints against those employees.

On February 2, 2016, PEMEX requested Odebrecht to cooperate in the investigations and informed them that the business relation is being reviewed given the seriousness of the matter.

Moreover, as a preventive action, Petróleos Mexicanos filed complaints before the Attorney General against whom is declared liable, for possible criminal acts against the company. If the investigation concludes that a PEMEX officer was bribed, an official complaint will be filed against him and could result in imprisoning.

PEMEX will execute all the necessary actions to clarify the facts, and will take action if its participation in the case is proved.

Tax Credits or Debts

In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling $4,575,208,206 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the Primera Sección de la Sala Superior (First Section of the Superior Court) of the Tax and Administrative Federal Court requested the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, a judgment was issued confirming the resolution issued by the Tax Management Service. Pemex-Exploration and Production filed an amparo against this resolution (file No. 402/2016) before the Segundo Tribunal Colegiado en Materia Administrativa del Primer Circuito (Second Administrative Joint Court of the First Circuit), which was admitted on June 1, 2016. On December 1, 2016, an amparo granted in favor of Pemex Exploration and Production ordering a new resolution to be issued by the Tax Management Service.

On July 10, 2015, the Local Treasury of Minatitlán, Veracruz determined that Pemex-Refining owed $2,531,040,000 for property taxes from 2010 to 2015 related to the "General Lázaro Cárdenas" refinery. Pemex-Refining filed an amparo against this determination (no. 863/2015-V) before the Juzgado Décimo de Distrito (Tenth District Court) in Veracruz, which was granted. On April 26, 2016, a dismissal of this action was filed due to the suspension granted under the administrative claim mentioned below. Pemex-Refining also filed an administrative claim against this determination, which was admitted by the Court on August 6, 2015, and the trial was suspended. On September 2, 2016, a resolution dated August 31, 2016 was notified, declaring the property tax resolution null and void. On September 13, 2016, both parties filed motions to appeal this resolution. A final resolution is still pending.

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately $1,553,371,704 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the Sala Superior (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, a judgment was issued confirming the resolution issued

by the Tax Management Service. Pemex Industrial Transformation filed an amparo against the decision with the Second Administrative Joint Court of the First Circuit which was admitted on June 1, 2016. On December 1, 2016, an amparo granted in favor of Pemex Industrial Transformation ordering a new resolution to be issued by the Tax Management Service.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

Key indicators

Indicador Group			Change	
	4Q15	4Q16	%	Amount
Mexican crude oil basket (U.S. $/b)	33.53	40.95	22.10%	7.42
Regular gasoline in the USCGM (U.S. $¢/gal)	123.97	145.27	17.20%	21.3
LPG price by Decree (PS./kilo)	9.38	7.99	-14.90%	(1.40)
International reference LPG (PS./kilo)	6.50	8.22	26.50%	1.72
Natural gas (Henry Hub) (U.S. $/MMBtu)	2.10	3.02	44.00%	0.92
Ps. per U.S. $	17.2065	20.664	20.10%	3.46

Indicador Group			Change	
	31/12/2015	31/12/2016	%	%
Mezcla mexicana (USD/b)	43.12	35.63	-17.40%	(7.49)
Regular gasoline in the USCGM (U.S. $¢/gal)	155.18	133.22	-14.10%	(21.95)
LPG price by Decree (PS./kilo)	9.41	8.24	-12.40%	(1.17)
International reference LPG (PS./kilo)	6.27	7.20	14.80%	0.93
Natural gas (Henry Hub) (U.S. $/MMBtu)	2.61	2.49	-4.40%	(0.12)
Ps. per U.S. $	17.2065	20.664	20.10%	3.46

Indicador Group	Indicators	
	4Q15	4Q16
Net Income (Loss) / Total Sales	(1.36)	(0.1)
Income before Taxes and Duties / Total Sales	(1.24)	0.17
Taxes and Duties / Total Sales	0.12	0.27
Net Income (Loss) / Equity	0.27	0.02
Income before Taxes and Duties / Total Assets	(0.18)	0.02
Net Income (Loss) / Total Assets	(0.20)	(0.01)
Net Income (Loss) / Total Sales	(0.61)	(0.27)
Income before Taxes and Duties / Total Sales	(0.33)	0.01
Taxes and Duties / Total Sales	0.28	0.28
Net Income (Loss) / Equity	0.54	0.22
Income before Taxes and Duties / Total Assets	(0.21)	0.00
Net Income (Loss) / Total Assets	(0.4)	(0.13)

FORWARD-LOOKING STATEMENT AND CAUTIONARY NOTE

Variations
Cumulative and quarterly variations are calculated comparing the period with the realized one of the previous year; unless specified otherwise.

Rounding
Numbers may not total due to rounding.

Financial Information
Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), which PEMEX has adopted effective January 1, 2012. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in Petróleos Mexicanos' 2012 Form 20-F filed with the Securities and Exchange Commission (SEC) and its Annual Report filed with the Comisión Nacional Bancaria y de Valores (CNBV).

EBITDA is a non-IFRS measure. A reconciliation of EBITDA to net income is shown in Table 33 of the annexes to the quarterly results report as of June 30, 2016. Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies or affiliates of Petróleos Mexicanos. It is important to mention that PEMEX's current financing agreements do not include financial covenants or events of default that would be triggered as a result of PEMEX having negative equity.

Methodology
The methodology of the information disclosed may change in order to enhance its quality and usefulness, and/or to comply with international standards and best practices.

Foreign Exchange Conversions
Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the exchange rate at close for the corresponding period, unless otherwise noted. Due to market volatility, the difference between the average exchange rate, the exchange rate at close and the spot exchange rate, or any other exchange rate used could be material. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate. It is important to note that PEMEX maintains its consolidated financial statements and accounting records in pesos. As of September 30, 2016, the exchange rate of PS. 19.5002 = U.S. $ 1.00 is used.

Fiscal Regime
Beginning January 1, 2015, Petróleos Mexicanos' fiscal regime is governed by the Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law). From January 1, 2006 and to December 31, 2014, PEP was subject to a fiscal regime governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities were governed by the Federal Revenue Law.

On April 18, 2016, a decree was published in the Official Gazette of the Federation that allows assignment operators to choose between two schemes to calculate the cap on permitted deductions applicable to the Profit-Sharing Duty: (i) the scheme established within the Hydrocarbons Revenue Law, based on a percentage of the value of extracted hydrocarbons; or (ii) the scheme proposed by the SHCP, calculated upon established fixed fees, U.S. $ 6.1 for shallow water fields and U.S. $ 8.3 for onshore fields.

The Special Tax on Production and Services (IEPS) applicable to automotive gasoline and diesel is established in the Production and Services Special Tax Law "*Ley del Impuesto Especial sobre Producción y Servicios*". As an intermediary between the Ministry of Finance and Public Credit (SHCP) and the final consumer, PEMEX retains the amount of the IEPS and transfers it to the Mexican Government. In 2016, the SHCP published a decree trough which it modified the calculation of the IEPS, based on the past five months of international reference price quotes for gasoline and diesel.

As of January 1 2016, and until December 31, 2017, the SHCP will establish monthly fixed maximum prices of gasoline and diesel based on the following: maximum prices will be referenced to prices in the U.S. Gulf Coast, plus a margin that includes retails, freight, transportation, quality adjustment and management costs, plus the applicable IEPS to automotive fuel, plus other concepts (IEPS tax on fossil fuel, established quotas on the IEPS Law and value added tax).

PEMEX's "producer price" is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Until December 31, 2017, the Mexican Government is authorized to continue issuing pricing decrees to regulate the maximum prices for the retail sale of gasoline and diesel fuel, taking into account transportation costs between regions, inflation and the volatility of international fuel prices, among other factors. Beginning in 2018, the prices of gasoline and diesel fuel will be freely determined by market conditions. However the Federal Commission for Economic Competition, based on the existence of effective competitive conditions, has the authority to declare that prices of gasoline and diesel fuel are to be freely determined by market conditions before 2018.

Hydrocarbon Reserves

In accordance with the Hydrocarbons Law, published in the Official Gazette of the Federation on August 11, 2014, the National Hydrocarbons Commission (CNH) will establish and will manage the National Hydrocarbons Information Center, comprised by a system to obtain, safeguard, manage, use, analyze, keep updated and publish information and statistics related; which includes estimations, valuation studies and certifications. On August 13, 2015, the CNH published the Guidelines that govern the valuation and certification of Mexico's reserves and the related contingency resources.

Effective January 1, 2010, the Securities and Exchange Commission (SEC) changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. Nevertheless, any description of probable or possible reserves included herein may not meet the recoverability thresholds established by the SEC in its definitions. Investors are urged to consider closely the disclosure in PEMEX's Form 20-F and its Annual Report to the CNBV and SEC, available at http://www.pemex.com/.

Forward-looking Statements

This document contains forward-looking statements. There may also be written or oral forward-looking statements in PEMEX's periodic reports to the CNBV and the SEC, in its annual reports, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by PEMEX's officers, directors or employees to third parties. PEMEX may include forward-looking statements that address, among other things, their:

- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;
- activities relating to their lines of business, including the generation of electricity;
- projected and targeted capital expenditures and other costs, commitments and revenues;
- liquidity and sources of funding, including their ability to continue operating as a going concern;
- strategic alliances with other companies; and
- the monetization of certain of their assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond PEMEX's control. These factors include, but are not limited to:
- changes in international crude oil and natural gas prices;
- effects on the company from competition, including on PEMEX's ability to hire and retain skilled personnel;
- limitations on their access to sources of financing on competitive terms;
- their ability to find, acquire or gain access to additional reserves and to develop the reserves that PEMEX obtains successfully;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in PEMEX's legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, readers should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and PEMEX undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Annual Report filed with the CNBV and available through the Mexican Stock Exchange (http://www.bmv.com.mx/) and PEMEX's most recent Form 20-F filing filed with the SEC (http://www.sec.gov/). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

ACCRONYMS USED IN THIS DOCUMENT
Thousand barrels per day (Mbd)
Million barrels (MMb)
Million barrels of oil equivalent (MMboe)
Million barrels of oil equivalent per day (MMboed)
Million cubic feet per day (MMcfd)
Thousand tons (Mt)
Million tons (MMt)
Dollars of the United States of America (U.S. $)
Mexican pesos (PS.)
Euros (EUR)
Swiss Francs (CHF)
Japanese yens (JPY)
Meters (m)
Kilometers (km)
Square kilometers (km2)

Internal control [text block]

Disclosure of critical performance measures and indicators that management uses to evaluate entity's performance against stated objectives [text block]

[110000] General information about financial statements

Ticker:	PEMEX
Period covered by financial statements:	2016-01-01 al 2016-12-31
Date of end of reporting period:	2016-12-31
Name of reporting entity or other means of identification:	PEMEX
Description of presentation currency:	MXN
Level of rounding used in financial statements:	miles de pesos
Consolidated:	Yes
Number of quarter:	4
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:	
Description of nature of financial statements:	

Disclosure of general information about financial statements [text block]

Follow-up of analysis [text block]

[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Statement of financial position [abstract]		
Assets [abstract]		
Current assets [abstract]		
Cash and cash equivalents	163,524,901,000	109,368,880,000
Trade and other current receivables	122,561,918,000	79,245,821,000
Current tax assets, current	0	0
Other current financial assets	4,857,470,000	1,601,106,000
Current inventories	45,946,893,000	43,770,928,000
Current biological assets	0	0
Other current non-financial assets	0	0
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	336,891,182,000	233,986,735,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	10,068,783,000	33,213,762,000
Total current assets	346,959,965,000	267,200,497,000
Non-current assets [abstract]		
Trade and other non-current receivables	148,606,210,000	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	16,941,723,000	13,191,468,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	20,870,281,000	24,165,599,000
Property, plant and equipment	1,612,174,015,000	1,344,483,631,000
Investment property	0	0
Goodwill	0	0
Intangible assets other than goodwill	18,054,447,000	71,712,621,000
Deferred tax assets	55,348,794,000	54,900,384,000
Other non-current non-financial assets	0	0
Total non-current assets	1,871,995,470,000	1,508,453,703,000
Total assets	2,218,955,435,000	1,775,654,200,000
Equity and liabilities [abstract]		
Liabilities [abstract]		
Current liabilities [abstract]		
Trade and other current payables	150,316,382,000	167,314,243,000
Current tax liabilities, current	33,312,737,000	43,046,716,000
Other current financial liabilities	207,034,144,000	219,809,355,000
Other current non-financial liabilities	22,835,066,000	13,237,407,000
Current provisions [abstract]		
Current provisions for employee benefits	0	0
Other current provisions	0	0
Total current provisions	0	0
Total current liabilities other than liabilities included in disposal groups classified as held for sale	413,498,329,000	443,407,721,000
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	413,498,329,000	443,407,721,000
Non-current liabilities [abstract]		
Trade and other non-current payables	0	0
Current tax liabilities, non-current	0	0
Other non-current financial liabilities	1,807,004,542,000	1,300,873,167,000

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Other non-current non-financial liabilities	22,898,235,000	8,288,139,000
Non-current provisions [abstract]		
Non-current provisions for employee benefits	1,220,511,107,000	1,279,385,441,000
Other non-current provisions	83,376,545,000	73,191,796,000
Total non-current provisions	1,303,887,652,000	1,352,577,237,000
Deferred tax liabilities	5,457,475,000	2,183,834,000
Total non-current liabilities	3,139,247,904,000	2,663,922,377,000
Total liabilities	3,552,746,233,000	3,107,330,098,000
Equity [abstract]		
Issued capital	401,277,168,000	239,337,556,000
Share premium	0	0
Treasury shares	0	0
Retained earnings	(1,561,735,770,000)	(1,265,243,759,000)
Other reserves	(174,137,116,000)	(306,022,973,000)
Total equity attributable to owners of parent	(1,334,595,718,000)	(1,331,929,176,000)
Non-controlling interests	804,920,000	253,278,000
Total equity	(1,333,790,798,000)	(1,331,675,898,000)
Total equity and liabilities	2,218,955,435,000	1,775,654,200,000

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31	Quarter Current Year 2016-10-01 - 2016-12-31	Quarter Previous Year 2015-10-01 - 2015-12-31
Profit or loss [abstract]				
Profit (loss) [abstract]				
Revenue	1,079,507,443,000	1,166,362,469,000	323,810,681,000	264,226,690,000
Cost of sales	588,580,916,000	1,280,836,505,000	103,070,252,000	636,184,935,000
Gross profit	490,926,527,000	(114,474,036,000)	220,740,429,000	(371,958,245,000)
Distribution costs	25,229,379,000	12,801,229,000	6,023,947,000	(13,913,854,000)
Administrative expenses	110,329,254,000	24,738,550,000	27,298,476,000	(61,270,585,000)
Other income	65,407,185,000	(32,415,272,000)	25,823,518,000	(45,956,482,000)
Other expense	57,263,074,000	(30,042,006,000)	43,189,348,000	(43,112,340,000)
Profit (loss) from operating activities	363,512,005,000	(154,387,081,000)	170,052,176,000	(299,617,948,000)
Finance income	33,587,362,000	25,038,586,000	13,937,465,000	14,182,689,000
Finance costs	387,823,627,000	254,036,771,000	130,700,874,000	43,195,333,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	1,230,912,000	2,318,115,000	497,356,000	162,044,000
Profit (loss) before tax	10,506,652,000	(381,067,151,000)	53,786,123,000	(328,468,548,000)
Tax income (expense)	306,513,814,000	331,500,247,000	85,991,278,000	31,288,605,000
Profit (loss) from continuing operations	(296,007,162,000)	(712,567,398,000)	(32,205,155,000)	(359,757,153,000)
Profit (loss) from discontinued operations	0	0	0	0
Profit (loss)	(296,007,162,000)	(712,567,398,000)	(32,205,155,000)	(359,757,153,000)
Profit (loss), attributable to [abstract]				
Profit (loss), attributable to owners of parent	(296,492,011,000)	(712,434,997,000)	(32,599,192,000)	(359,817,986,000)
Profit (loss), attributable to non-controlling interests	484,849,000	(132,401,000)	394,037,000	60,833,000
Earnings per share [text block]				
Earnings per share [abstract]				
Earnings per share [line items]				
Basic earnings per share [abstract]				
Basic earnings (loss) per share from continuing operations	0	0	0	0
Basic earnings (loss) per share from discontinued operations	0	0	0	0
Total basic earnings (loss) per share	0	0	0	0
Diluted earnings per share [abstract]				
Diluted earnings (loss) per share from continuing operations	0	0	0	0
Diluted earnings (loss) per share from discontinued operations	0	0	0	0
Total diluted earnings (loss) per share	0	0	0	0

[410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31	Quarter Current Year 2016-10-01 - 2016-12-31	Quarter Previous Year 2015-10-01 - 2015-12-31
Statement of comprehensive income [abstract]				
Profit (loss)	(296,007,162,000)	(712,567,398,000)	(32,205,155,000)	(359,757,153,000)
Other comprehensive income [abstract]				
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax [abstract]				
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	108,286,338,000	78,556,569,000	108,330,169,000	78,556,569,000
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	108,286,338,000	78,556,569,000	108,330,169,000	78,556,569,000
Components of other comprehensive income that will be reclassified to profit or loss, net of tax [abstract]				
Exchange differences on translation [abstract]				
Gains (losses) on exchange differences on translation, net of tax	23,458,495,000	13,262,101,000	10,760,169,000	1,574,000
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	23,458,495,000	13,262,101,000	10,760,169,000	1,574,000
Available-for-sale financial assets [abstract]				
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	207,817,000	(3,206,316,000)	(75,359,000)	(302,128,000)
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	207,817,000	(3,206,316,000)	(75,359,000)	(302,128,000)
Cash flow hedges [abstract]				
Gains (losses) on cash flow hedges, net of tax	0	0	0	0
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	0	0	0	0
Hedges of net investment in foreign operations [abstract]				
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options [abstract]				
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts [abstract]				

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31	Quarter Current Year 2016-10-01 - 2016-12-31	Quarter Previous Year 2015-10-01 - 2015-12-31
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads [abstract]				
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will be reclassified to profit or loss, net of tax	23,666,312,000	10,055,785,000	10,684,810,000	(300,554,000)
Total other comprehensive income	131,952,650,000	88,612,354,000	119,014,979,000	78,256,015,000
Total comprehensive income	(164,054,512,000)	(623,955,044,000)	86,809,824,000	(281,501,138,000)
Comprehensive income attributable to [abstract]				
Comprehensive income, attributable to owners of parent	(164,606,154,000)	(623,863,504,000)	86,390,359,000	(281,574,324,000)
Comprehensive income, attributable to non-controlling interests	551,642,000	(91,540,000)	419,465,000	73,186,000

[520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31
Statement of cash flows [abstract]		
Cash flows from (used in) operating activities [abstract]		
Profit (loss)	(296,007,162,000)	(712,567,398,000)
Adjustments to reconcile profit (loss) [abstract]		
Discontinued operations	0	0
Adjustments for income tax expense	(10,409,399,000)	(52,387,533,000)
Adjustments for finance costs	0	0
Adjustments for depreciation and amortisation expense	132,178,540,000	167,951,250,000
Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	(246,256,020,000)	477,944,690,000
Adjustments for provisions	78,071,742,000	(125,757,125,000)
Adjustments for unrealised foreign exchange losses (gains)	243,182,764,000	152,676,256,000
Adjustments for share-based payments	0	0
Adjustments for fair value losses (gains)	0	0
Adjustments for undistributed profits of associates	0	0
Adjustments for losses (gains) on disposal of non-current assets	27,738,985,000	(680,630,000)
Participation in associates and joint ventures	(1,230,912,000)	(2,318,115,000)
Adjustments for decrease (increase) in inventories	(1,501,257,000)	6,167,728,000
Adjustments for decrease (increase) in trade accounts receivable	(43,859,701,000)	33,003,083,000
Adjustments for decrease (increase) in other operating receivables	0	0
Adjustments for increase (decrease) in trade accounts payable	(16,997,861,000)	51,135,948,000
Adjustments for increase (decrease) in other operating payables	0	0
Other adjustments for non-cash items	0	0
Other adjustments for which cash effects are investing or financing cash flow	0	0
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile profit (loss)	18,686,835,000	39,754,834,000
Total adjustments to reconcile profit (loss)	179,603,716,000	747,490,386,000
Net cash flows from (used in) operations	(116,403,446,000)	34,922,988,000
Dividends paid	0	0
Dividends received	(293,397,000)	(359,941,000)
Interest paid	(98,866,068,000)	(67,773,593,000)
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	(17,830,775,000)	102,336,640,000
Cash flows from (used in) investing activities [abstract]		
Cash flows from losing control of subsidiaries or other businesses	22,684,736,000	4,417,138,000
Cash flows used in obtaining control of subsidiaries or other businesses	3,908,781,000	36,214,000
Other cash receipts from sales of equity or debt instruments of other entities	0	0
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	0	0
Other cash payments to acquire interests in joint ventures	0	0
Proceeds from sales of property, plant and equipment	0	0
Purchase of property, plant and equipment	175,715,698,000	253,514,001,000
Proceeds from sales of intangible assets	0	0
Purchase of intangible assets	0	0
Proceeds from sales of other long-term assets	0	0

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31
Purchase of other long-term assets	0	0
Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for future contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from future contracts, forward contracts, option contracts and swap contracts	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	(6,140,539,000)	(5,698,511,000)
Net cash flows from (used in) investing activities	(163,080,282,000)	(254,831,588,000)
Cash flows from (used in) financing activities [abstract]		
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity's shares	0	0
Payments of other equity instruments	(73,500,000,000)	(10,000,000,000)
Proceeds from borrowings	843,542,382,000	378,971,078,000
Repayments of borrowings	613,377,146,000	191,318,841,000
Payments of finance lease liabilities	0	0
Proceeds from government grants	0	0
Dividends paid	0	0
Interest paid	88,775,745,000	62,737,150,000
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	0	0
Net cash flows from (used in) financing activities	214,889,491,000	134,915,087,000
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	33,978,434,000	(17,579,861,000)
Effect of exchange rate changes on cash and cash equivalents [abstract]		
Effect of exchange rate changes on cash and cash equivalents	20,177,587,000	8,960,213,000
Net increase (decrease) in cash and cash equivalents	54,156,021,000	(8,619,648,000)
Cash and cash equivalents at beginning of period	109,368,880,000	117,988,528,000
Cash and cash equivalents at end of period	163,524,901,000	109,368,880,000

[610000] Statement of changes in equity - Accumulated Current

Sheet 1 of 3	Components of equity [axis]								
	Issued capital [member]	Share premium [member]	Treasury shares [member]	Retained earnings [member]	Revaluation surplus [member]	Reserve of exchange differences on translation [member]	Reserve of cash flow hedges [member]	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments [member]	Reserve of change in value of time value of options [member]
Statement of changes in equity [line items]									
Equity at beginning of period	239,337,556,000	0	0	(1,265,243,759,000)	0	29,550,360,000	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	(296,492,011,000)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	23,396,624,000	0	0	0
Total comprehensive income	0	0	0	(296,492,011,000)	0	23,396,624,000	0	0	0
Issue of equity	161,939,612,000	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	161,939,612,000	0	0	(296,492,011,000)	0	23,396,624,000	0	0	0
Equity at end of period	401,277,168,000	0	0	(1,561,735,770,000)	0	52,946,984,000	0	0	0

Sheet 2 of 3	Components of equity [axis]								
	Reserve of change in value of forward elements of forward contracts [member]	Reserve of change in value of foreign currency basis spreads [member]	Reserve of gains and losses on remeasuring available-for-sale financial assets [member]	Reserve of share-based payments [member]	Reserve of remeasurements of defined benefit plans [member]	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale [member]	Reserve of gains and losses from investments in equity instruments [member]	Reserve of change in fair value of financial liability attributable to change in credit risk of liability [member]	Reserve for catastrophe [member]
Statement of changes in equity [line items]									
Equity at beginning of period	0	0	(5,771,947,000)	0	(329,801,386,000)	0	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	207,817,000	0	108,281,416,000	0	0	0	0
Total comprehensive income	0	0	207,817,000	0	108,281,416,000	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	207,817,000	0	108,281,416,000	0	0	0	0
Equity at end of period	0	0	(5,564,130,000)	0	(221,519,970,000)	0	0	0	0

Sheet 3 of 3	Components of equity [axis]						
	Reserve for equalisation [member]	Reserve of discretionary participation features [member]	Other comprehensive income [member]	Other reserves [member]	Equity attributable to owners of parent [member]	Non-controlling interests [member]	Equity [member]
Statement of changes in equity [line items]							
Equity at beginning of period	0	0	0	(306,022,973,000)	(1,331,929,176,000)	253,278,000	(1,331,675,898,000)
Changes in equity [abstract]							
Comprehensive income [abstract]							
Profit (loss)	0	0	0	0	(296,492,011,000)	484,849,000	(296,007,162,000)
Other comprehensive income	0	0	0	131,885,857,000	131,885,857,000	66,793,000	131,952,650,000
Total comprehensive income	0	0	0	131,885,857,000	(164,606,154,000)	551,642,000	(164,054,512,000)
Issue of equity	0	0	0	0	161,939,612,000	0	161,939,612,000
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	131,885,857,000	(2,666,542,000)	551,642,000	(2,114,900,000)
Equity at end of period	0	0	0	(174,137,116,000)	(1,334,595,718,000)	804,920,000	(1,333,790,798,000)

[610000] Statement of changes in equity - Accumulated Previous

	Components of equity [axis]								
Sheet 1 of 3	Issued capital [member]	Share premium [member]	Treasury shares [member]	Retained earnings [member]	Revaluation surplus [member]	Reserve of exchange differences on translation [member]	Reserve of cash flow hedges [member]	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments [member]	Reserve of change in value of time value of options [member]
Statement of changes in equity [line items]									
Equity at beginning of period	179,337,556,000	0	0	(552,808,762,000)	0	16,320,433,000	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	(712,434,997,000)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	13,229,927,000	0	0	0
Total comprehensive income	0	0	0	(712,434,997,000)	0	13,229,927,000	0	0	0
Issue of equity	60,000,000,000	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	60,000,000,000	0	0	(712,434,997,000)	0	13,229,927,000	0	0	0
Equity at end of period	239,337,556,000	0	0	(1,265,243,759,000)	0	29,550,360,000	0	0	0

Sheet 2 of 3	Components of equity [axis]								
	Reserve of change in value of forward elements of forward contracts [member]	Reserve of change in value of foreign currency basis spreads [member]	Reserve of gains and losses on remeasuring available-for-sale financial assets [member]	Reserve of share-based payments [member]	Reserve of remeasurements of defined benefit plans [member]	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale [member]	Reserve of gains and losses from investments in equity instruments [member]	Reserve of change in fair value of financial liability attributable to change in credit risk of liability [member]	Reserve for catastrophe [member]
Statement of changes in equity [line items]									
Equity at beginning of period	0	0	(2,565,631,000)	0	(408,349,268,000)	0	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(3,206,316,000)	0	78,547,882,000	0	0	0	0
Total comprehensive income	0	0	(3,206,316,000)	0	78,547,882,000	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(3,206,316,000)	0	78,547,882,000	0	0	0	0
Equity at end of period	0	0	(5,771,947,000)	0	(329,801,386,000)	0	0	0	0

Sheet 3 of 3	Components of equity [axis]						
	Reserve for equalisation [member]	Reserve of discretionary participation features [member]	Other comprehensive income [member]	Other reserves [member]	Equity attributable to owners of parent [member]	Non-controlling interests [member]	Equity [member]
Statement of changes in equity [line items]							
Equity at beginning of period	0	0	0	(394,594,466,000)	(768,065,672,000)	344,818,000	(767,720,854,000)
Changes in equity [abstract]							
Comprehensive income [abstract]							
Profit (loss)	0	0	0	0	(712,434,997,000)	(132,401,000)	(712,567,398,000)
Other comprehensive income	0	0	0	88,571,493,000	88,571,493,000	40,861,000	88,612,354,000
Total comprehensive income	0	0	0	88,571,493,000	(623,863,504,000)	(91,540,000)	(623,955,044,000)
Issue of equity	0	0	0	0	60,000,000,000	0	60,000,000,000
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	88,571,493,000	(563,863,504,000)	(91,540,000)	(563,955,044,000)
Equity at end of period	0	0	0	(306,022,973,000)	(1,331,929,176,000)	253,278,000	(1,331,675,898,000)

[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Informative data of the Statement of Financial Position [abstract]		
Capital stock (nominal)	400,275,038,000	238,335,426,000
Restatement of capital stock	0	0
Plan assets for pensions and seniority premiums	6,737,404,029	5,228,909,000
Number of executives	0	0
Number of employees	126,052	138,391
Number of workers	0	0
Outstanding shares	0	0
Repurchased shares	0	0
Restricted cash	10,478,626,000	9,246,772,000
Guaranteed debt of associated companies	0	0

[700002] Informative data about the Income statement

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31	Quarter Current Year 2016-10-01 - 2016-12-31	Quarter Previous Year 2015-10-01 - 2015-12-31
Informative data of the Income Statement [abstract]				
Operating depreciation and amortization	132,178,540,000	167,951,250,000	38,955,480,000	48,564,691,000

[700003] Informative data - Income statement for 12 months

Concept	Current Year 2016-01-01 - 2016-12-31	Previous Year 2015-01-01 - 2015-12-31
Informative data - Income Statement for 12 months [abstract]		
Revenue	1,079,507,443,000	1,166,362,469,000
Profit (loss) from operating activities	363,512,005,000	(154,387,081,000)
Profit (loss)	(296,007,162,000)	(712,567,398,000)
Profit (loss), attributable to owners of parent	(296,492,011,000)	(712,434,997,000)
Operating depreciation and amortization	132,178,540,000	167,951,250,000

[800001] Breakdown of credits

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
Banks [abstract]																
Foreign trade																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured																
APPLE BANK FOR SAV (1) (8) 1	SI	2007-12-19	2017-06-25	LIBORUSD06 1.31 + 0.02	0	0	0	0	0	0	0	243,105,000	0	0	0	0
BANCO BILBAO VIZCA (1) (8) 2	SI	2010-12-30	2020-12-30	LIBORUSD06 0.62 + 1.4	0	0	0	0	0	0	0	282,111,000	282,111,000	282,111,000	282,111,000	0
BANK OF AMERICA N. (1) (8) 3	SI	2011-12-29	2022-03-30	LIBORUSD06 0.95 + 0.56	0	0	0	0	0	0	0	413,280,000	413,280,000	413,280,000	413,280,000	604,147,000
BNP PARIBAS (1) (8) 4	SI	2008-06-30	2017-06-20	LIBORUSD06 1.15 + 0.34	0	0	0	0	0	0	0	486,211,000	0	0	0	0
BNP PARIBAS (1) (8) 5	SI	2008-08-14	2017-06-20	LIBORUSD06 1.15 + 0.34	0	0	0	0	0	0	0	243,105,000	0	0	0	0
BNP PARIBAS (1) (8) 6	SI	2010-12-14	2020-12-21	LIBORUSD06 1.02 + 0.6	0	0	0	0	0	0	0	826,560,000	826,560,000	826,560,000	826,560,000	0
CITIBANK INTERNATI (1) (8) 7	SI	2010-12-22	2019-06-24	LIBORUSD06 0.55 + 1.54	0	0	0	0	0	0	0	1,002,067,000	1,002,067,000	501,033,000	0	0
CITIBANK NA (1) (8) 8	SI	2015-09-30	2025-12-15	LIBORUSD06 0.85 + 0.9	0	0	0	0	0	0	0	1,033,200,000	1,033,200,000	1,033,200,000	1,033,200,000	5,132,250,000
CREDIT AGRICOLE CI (1) (8) 9	SI	2006-11-30	2017-02-25	LIBORUSD06 1.2 + 0.06	0	0	0	0	0	0	0	34,169,000	0	0	0	0
CREDIT AGRICOLE CI (1) (8) 10	SI	2015-09-30	2025-12-15	LIBORUSD06 0.85 + 0.9	0	0	0	0	0	0	0	981,540,000	981,540,000	981,540,000	981,540,000	4,875,688,000
EXPORT DEVELOPMENT (1) (8) 11	SI	2010-08-11	2020-09-11	LIBORUSD06 0.95 + 0.6	0	0	0	0	0	0	0	1,033,200,000	1,033,200,000	1,033,200,000	1,033,200,000	0
EXPORT DEVELOPMENT (1) (8) 12	SI	2012-07-18	2017-07-18	LIBORUSD06 0.98 + 1.5	0	0	0	0	0	0	0	6,185,738,000	0	0	0	0
EXPORT DEVELOPMENT (1) (8) 13	SI	2016-05-31	2021-05-31	LIBORUSD06 1.29 + 1.35	0	0	0	0	0	0	0	0	0	0	0	6,196,222,000
EXPORT IMPORT BANK (1) (7) 14	SI	2009-07-14	2019-12-20	3.8100 FIJA	0	0	0	0	0	0	0	2,169,720,000	2,169,720,000	2,169,720,000	0	0
EXPORT IMPORT BANK (1) (7) 15	SI	2011-12-28	2021-12-30	2.4500 FIJA	0	0	0	0	0	0	0	309,960,000	929,880,000	619,920,000	619,920,000	619,711,000
THE EXPORT-IMPORT (1) (7) 16	SI	2005-07-12	2017-02-13	4.7700 FIJA	0	0	0	0	0	0	0	87,543,000	0	0	0	0
HSBC BANK PLC (1) (7) 17	SI	2008-08-05	2017-03-30	3.4800 FIJA	0	0	0	0	0	0	0	124,797,000	0	0	0	0
HSBC BANK PLC (1) (7) 18	SI	2006-02-06	2017-06-26	5.4500 FIJA	0	0	0	0	0	0	0	5,107,000	0	0	0	0
HSBC BANK PLC (1) (8) 19	SI	2005-11-14	2017-06-30	LIBORUSD06 1.15 + 0.34	0	0	0	0	0	0	0	61,661,000	0	0	0	0
HSBC BANK PLC (1) (8) 20	SI	2010-04-15	2020-04-15	LIBORUSD06 0.51 + 1.5	0	0	0	0	0	0	0	218,020,000	218,020,000	218,020,000	109,010,000	0
HSBC BANK PLC (1) (8) 21	SI	2010-04-29	2020-03-31	LIBORUSD06 1.23 + 0.7	0	0	0	0	0	0	0	277,989,000	277,989,000	277,989,000	138,994,000	0
HSBC BANK PLC (1) (8) 22	SI	2010-06-30	2019-07-22	LIBORUSD06 1 + 0.64	0	0	0	0	0	0	0	123,274,000	123,274,000	123,274,000	0	0
HSBC BANK PLC (1) (8) 23	SI	2011-09-23	2021-06-30	LIBORUSD06 0.64 + 1.35	0	0	0	0	0	0	0	169,042,000	169,042,000	169,042,000	169,042,000	81,203,000
ING CAPITAL LLC (1) (8) 24	SI	2008-06-13	2017-06-20	LIBORUSD06 1.17 + 0.3	0	0	0	0	0	0	0	121,552,000	0	0	0	0
JAPAN BANK FOR INT (3) (7) 25	SI	2004-10-03	2017-08-03	1.5600 FIJA	0	0	0	0	0	0	0	46,101,000	0	0	0	0

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
JAPAN BANK FOR INT (3) (7) 26	SI	2004-10-03	2017-08-03	1.8600 FIJA	0	0	0	0	0	0	0	1,914,000	0	0	0	0
JAPAN BANK FOR INT (3) (7) 27	SI	2004-10-03	2017-08-03	1.9600 FIJA	0	0	0	0	0	0	0	249,342,000	0	0	0	0
JAPAN BANK FOR INT (3) (7) 28	SI	2004-10-03	2017-08-03	2.0600 FIJA	0	0	0	0	0	0	0	26,630,000	0	0	0	0
JAPAN BANK FOR INT (3) (7) 29	SI	2004-10-03	2017-08-03	2.1600 FIJA	0	0	0	0	0	0	0	111,285,000	0	0	0	0
JAPAN BANK FOR INT (3) (7) 30	SI	2004-10-03	2017-08-03	2.3600 FIJA	0	0	0	0	0	0	0	74,220,000	0	0	0	0
JAPAN BANK FOR INT (3) (7) 31	SI	2004-10-03	2017-08-03	2.5600 FIJA	0	0	0	0	0	0	0	7,791,000	0	0	0	0
JP MORGAN CHASE BA (1) (8) 32	SI	2008-10-09	2017-06-20	LIBORUSD06 1.17 + 0.3	0	0	0	0	0	0	0	182,329,000	0	0	0	0
JP MORGAN CHASE BA (1) (8) 33	SI	2009-07-28	2019-12-20	LIBORUSD06 0.47 + 1.7	0	0	0	0	0	0	0	98,879,000	98,879,000	98,879,000	0	0
JP MORGAN CHASE BA (1) (8) 34	SI	2009-08-26	2019-12-20	LIBORUSD06 0.47 + 1.7	0	0	0	0	0	0	0	342,942,000	342,942,000	342,942,000	0	0
JP MORGAN CHASE BA (1) (8) 35	SI	2009-09-28	2019-12-20	LIBORUSD06 0.47 + 1.7	0	0	0	0	0	0	0	178,097,000	178,097,000	178,097,000	0	0
JP MORGAN CHASE BA (1) (8) 36	SI	2010-12-13	2020-12-21	LIBORUSD06 1.02 + 0.6	0	0	0	0	0	0	0	413,280,000	413,280,000	413,280,000	413,280,000	0
JP MORGAN CHASE BA (1) (8) 37	SI	2011-12-23	2021-12-30	LIBORUSD06 1.08 + 0.48	0	0	0	0	0	0	0	826,560,000	826,560,000	826,560,000	826,560,000	806,281,000
JP MORGAN CHASE BA (1) (8) 38	SI	2011-12-23	2021-12-30	LIBORUSD06 0.92 + 0.8	0	0	0	0	0	0	0	206,640,000	206,640,000	206,640,000	206,640,000	201,452,000
MIZUHO BANK LTD (1) (8) 39	SI	2009-06-15	2018-12-14	LIBORUSD06 1.2987 + 0.4213	0	0	0	0	0	0	0	1,549,800,000	1,549,800,000	0	0	0
MIZUHO BANK LTD (1) (8) 40	SI	2010-03-25	2020-03-24	LIBORUSD06 1.25 + 1.71	0	0	0	0	0	0	0	1,458,671,000	1,458,671,000	1,458,671,000	729,025,000	0
PRIVATE EXPORT FUN (1) (8) 41	SI	2010-12-14	2020-12-21	LIBORUSD06 1.02 + 0.6	0	0	0	0	0	0	0	413,280,000	413,280,000	413,280,000	413,280,000	0
SOCIETE GENERALE (1) (7) 42	SI	2006-03-02	2017-02-13	4.7700 FIJA	0	0	0	0	0	0	0	255,729,000	0	0	0	0
SOCIETE GENERALE (1) (8) 43	SI	2005-11-30	2017-02-13	LIBORUSD06 0.76 + 0.9	0	0	0	0	0	0	0	74,354,000	0	0	0	0
SOCIETE GENERALE (1) (8) 44	SI	2006-03-02	2017-02-13	LIBORUSD06 1.08 + 0.25	0	0	0	0	0	0	0	142,331,000	0	0	0	0
SOCIETE GENERALE (1) (8) 45	SI	2010-01-13	2017-02-13	LIBORUSD06 1.08 + 0.25	0	0	0	0	0	0	0	36,203,000	0	0	0	0
SOCIETE GENERALE (1) (8) 46	SI	2010-12-13	2020-12-21	LIBORUSD06 1.03 + 0.58	0	0	0	0	0	0	0	413,280,000	413,280,000	413,280,000	413,280,000	0
EXPORT DEVELOPMENT (1) (7) 47	SI	2014-03-21	2018-03-21	2.3510 FIJA	0	0	0	0	0	0	0	0	6,198,617,000	0	0	0
INT DEV NO PAG 48	NO	2016-01-01	2016-12-31		0	0	0	0	0	0	0	242,911,000	0	0	0	0
TOTAL	NO				0	0	0	0	0	0	0	23,785,520,000	21,559,929,000	13,000,518,000	8,608,922,000	18,516,954,000
Commercial banks																
BANCO INBURSA SA I (2) (7) 49	NO	2016-01-01	2016-01-01	5.1100 FIJA	0	0	0	0	0	0	0	0	0	0	0	10,836,200,000
BANCO MERCANTIL DE (6) (11) 50	NO	2016-01-01	2016-01-01	TIIE a 5.33 + 1.7	0	975,609,000	975,609,000	975,609,000	975,609,000	4,061,021,000	0	0	0	0	0	0
BANCO NAC DE OBRAS (6) (11) 51	NO	2016-01-01	2016-01-01	TIIE28 6.11 + 0.31	0	9,700,000,000	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE (1) (7) 52	SI	2016-01-01	2016-01-01	5.4400 FIJA	0	0	0	0	0	0	0	206,640,000	413,280,000	0	0	0
BANCO NACIONAL DE (6) (11) 53	NO	2016-01-01	2016-01-01	TIIE28 5.6 + 0.52	0	3,300,000,000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER SA (1) (8) 54	SI	2016-01-01	2016-01-01	LIBORUSD01 0.74 + 0.85	0	0	0	0	0	0	0	0	0	0	41,056,570,000	0
BBVA BANCOMER SA (1) (8) 55	SI	2016-01-01	2016-01-01	LIBORUSD03 0.69 + 3.3	0	0	0	0	0	0	0	2,066,400,000	2,066,400,000	2,065,950,000	0	0
BBVA BANCOMER SA (6) (11) 56	NO	2016-01-01	2016-01-01	TIIE a 4.93 + 1.9	0	487,804,000	487,804,000	487,804,000	487,804,000	2,029,688,000	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11) 57	NO	2016-01-01	2016-01-01	TIIE a 5.88 + 1.25	0	0	0	0	0	4,941,798,000	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11) 58	NO	2016-01-01	2016-01-01	TIIE a 6.19 + 1.24	0	200,000,000	1,000,000,000	800,000,000	800,000,000	2,136,452,000	0	0	0	0	0	0

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
BBVA BANCOMER SA (6) (11) 59	NO	2016-01-01	2016-01-01	TIIE28 6.88 + 0.55	0	20,000,000,000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11) 60	NO	2016-01-01	2016-01-01	TIIE a 4.23 + 1.9	0	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000	8,348,296,000	0	0	0	0	0	0
CREDIT AGRICOLE CI (1) (8) 61	SI	2016-01-01	2016-01-01	LIBORUSD01 0.39 + 1.7	0	0	0	0	0	0	0	2,479,680,000	0	0	0	0
HSBC MEXICO SA INS (6) (11) 62	NO	2016-01-01	2016-01-01	TIIE a 5.19 + 1.15	0	0	0	1,250,000,000	1,250,000,000	2,433,227,000	0	0	0	0	0	0
HSBC MEXICO SA INS (6) (11) 63	NO	2016-01-01	2016-01-01	TIIE a 4.25 + 1.9	0	2,600,000,000	2,600,000,000	2,600,000,000	2,600,000,000	9,576,684,000	0	0	0	0	0	0
HSBC MEXICO SA INS (6) (11) 64	NO	2016-01-01	2016-01-01	TIIE a 4.25 + 1.9	0	400,000,000	400,000,000	400,000,000	400,000,000	1,413,979,000	0	0	0	0	0	0
NACIONAL FINANCIER (6) (11) 65	NO	2016-01-01	2016-01-01	TIIE28 5.57 + 0.52	0	2,000,000,000	0	0	0	0	0	0	0	0	0	0
NACIONAL FINANCIER (6) (7) 66	NO	2016-01-01	2016-01-01	6.5500 FIJA	0	0	0	0	0	1,999,008,000	0	0	0	0	0	0
BANCO SANTANDER (1) (7) 67	SI	2016-01-01	2016-01-01	1.7900 FIJA	0	0	0	0	0	0	0	0	5,166,000,000	0	0	0
NACIONAL FINANCIER (1) (8) 68	NO	2016-01-01	2016-01-01	LIBORUSD03 + 1.4	0	0	0	0	0	0	0	4,646,707,000	0	0	0	0
NACIONAL FINANCIER (1) (8) 69	NO	2016-01-01	2016-01-01	LIBORUSD03 + 1.4	0	0	0	0	0	0	0	1,033,200,000	0	0	0	0
NACIONAL FINANCIER (1) (8) 70	NO	2016-01-01	2016-01-01	LIBORUSD03 + 1.4	0	0	0	0	0	0	0	2,314,368,000	0	0	0	0
BANAMEX (1) (7) 71	NO	2016-01-01	2016-01-01	5.2800 FIJA	0	0	0	0	0	0	0	84,353,000	88,917,000	93,727,000	98,797,000	42,726,000
BANAMEX (1) (7) 72	NO	2016-01-01	2016-01-01	3.8000 FIJA	0	0	0	0	0	0	0	79,734,000	82,861,000	86,115,000	89,502,000	100,877,000
BANAMEX (1) (7) 73	NO	2016-01-01	2016-01-01	3.8000 FIJA	0	0	0	0	0	0	0	68,908,000	71,612,000	74,447,000	77,286,000	178,129,000
BANAMEX (1) (7) 74	NO	2016-01-01	2016-01-01	3.8000 FIJA	0	0	0	0	0	0	0	68,908,000	71,612,000	74,447,000	77,286,000	178,129,000
BBVA BANCOMER (1) (7) 75	NO	2016-01-01	2016-01-01	3.5000 FIJA	0	0	0	0	0	0	0	71,290,000	74,059,000	76,744,000	79,464,000	79,350,000
BBVA BANCOMER (1) (7) 76	NO	2016-01-01	2016-01-01	3.5000 FIJA	0	0	0	0	0	0	0	80,039,000	82,760,000	85,749,000	88,843,000	88,933,000
BBVA BANCOMER (1) (7) 77	NO	2016-01-01	2016-01-01	3.5000 FIJA	0	0	0	0	0	0	0	79,734,000	82,829,000	85,833,000	88,874,000	88,752,000
BBVA BANCOMER (1) (7) 78	NO	2016-01-01	2016-01-01	3.5000 FIJA	0	0	0	0	0	0	0	71,306,000	74,089,000	76,696,000	79,495,000	79,593,000
BBVA BANCOMER (1) (7) 79	NO	2016-01-01	2016-01-01	3.5000 FIJA	0	0	0	0	0	0	0	68,841,000	71,383,000	73,941,000	76,518,000	171,121,000
BBVA BANCOMER (1) (7) 80	NO	2016-01-01	2016-01-01	3.5000 FIJA	0	0	0	0	0	0	0	68,771,000	71,228,000	73,881,000	76,518,000	184,795,000
BANCO MULTIVA S.A. (6) (11) 81	NO	2016-01-01	2016-01-01	TIIE28 4.1046 + 0.9	0	105,388,000	111,555,000	118,082,000	124,992,000	934,534,000	0	0	0	0	0	0
NACIONAL FINANCIER (1) (8) 82	NO	2016-01-01	2016-01-01	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	0	92,803,000	278,411,000	278,411,000	2,714,516,000
BANCO NAL DE COM EX (1) (8) 83	NO	2016-01-01	2016-01-01	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	0	77,184,000	231,554,000	231,554,000	2,257,656,000
BANCO AZTECA (1) (8) 84	NO	2016-01-01	2016-01-01	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	0	72,737,000	218,211,000	218,211,000	2,127,565,000
NACIONAL FINANCIER (1) (8) 85	NO	2016-01-01	2016-01-01	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	0	59,625,000	178,875,000	178,875,000	1,744,033,000
BANCO NAL DE COM EX (1) (8) 86	NO	2016-01-01	2016-01-01	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	0	59,625,000	178,875,000	178,875,000	1,744,033,000
BANCO MULTIVA S.A. (6) (11) 87	NO	2016-01-01	2016-01-01	TIIE28 4.0650 + 4.0	0	10,067,000	12,699,000	15,622,000	18,864,000	357,184,000	0	0	0	0	0	0
INT DEV NO PAG 88	NO	2016-01-01	2016-01-01		0	690,597,000	0	0	0	0	0	461,102,000	0	0	0	0
TOTAL	NO				0	42,269,465,000	7,387,667,000	8,447,117,000	8,457,269,000	38,231,871,000	0	13,949,981,000	8,779,004,000	3,953,456,000	42,975,079,000	22,616,408,000
Other banks																
BERGESEN WORLDWIDE (1) (7) 89	SI	2007-07-23	2022-08-23	8.0000 FIJA	0	0	0	0	0	0	0	565,619,000	522,110,000	522,110,000	522,110,000	870,184,000
COPFS (1) (8) 90	SI	2005-01-02	2017-07-31	LIBORUSD01 1.50 + 0.45	0	0	0	0	0	0	0	3,615,482,000	320,156,000	38,783,000	12,142,000	0
FIRST RESERVE (1) (7) 91	SI	2016-07-07	1936-08-07	8.8900 FIJA	0	0	0	0	0	0	0	617,563,000	617,563,000	617,563,000	617,563,000	9,623,698,000
DEUTSCHE BANK MX (1) (7) 92	SI	2013-11-28	2023-11-28	4.4500 FIJA	0	0	0	0	0	0	0	284,758,000	297,691,000	311,212,000	325,347,000	1,067,420,000
F/1651 FIDEI YUNEN (1) (7) 93	SI	2015-01-02	2025-01-01	4.4400 FIJA	0	0	0	0	0	0	0	307,925,000	321,778,000	336,325,000	351,531,000	1,608,257,000
F/1659 FIDEI KUKULK (1) (7) 94	SI	2015-10-04	2025-01-03	4.5400 FIJA	0	0	0	0	0	0	0	304,782,000	318,744,000	333,485,000	348,909,000	1,672,199,000
MARVERDE INFRAESTRU (1) (7) 95	SI	2016-06-17	2031-06-17	8.3800 FIJA	0	0	0	0	0	0	0	859,965,000	934,909,000	1,016,384,000	1,104,960,000	19,502,941,000
BLUE MARINE SHIPPING (1) (7) 96	SI	2008-08-13	2018-08-13	8.0000 FIJA	0	0	0	0	0	0	0	182,493,000	146,625,000	0	0	0
BLUE MARINE SHIPPING (1) (7) 97	SI	2008-02-09	2018-08-13	7.9600 FIJA	0	0	0	0	0	0	0	159,140,000	127,862,000	0	0	0

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
F TAPIAS MEXICO, SA (1) (7) 98	SI	2008-10-23	2018-02-11	7.9600 FIJA	0	0	0	0	0	0	0	180,694,000	195,589,000	0	0	0
F TAPIAS MEXICO, SA (1) (7) 99	SI	2008-11-14	2018-11-10	8.0000 FIJA	0	0	0	0	0	0	0	180,694,000	195,589,000	0	0	0
INT DEV NO PAG 100	NO	2016-01-01	2016-12-31		0	0	0	0	0	0	0	16,587,000	0	0	0	0
TOTAL	NO				0	0	0	0	0	0	0	7,275,702,000	3,998,616,000	3,175,862,000	3,282,562,000	34,344,699,000
Total banks																
TOTAL	NO				0	42,269,465,000	7,387,667,000	8,447,117,000	8,457,269,000	38,231,871,000	0	45,011,203,000	34,337,549,000	20,129,836,000	54,866,563,000	75,478,061,000
Stock market [abstract]																
Listed on stock exchange - unsecured																
BANCO INVEX SA INS (6) (11) 101	NO	2011-03-10	2017-10-04	TIIE28 5.63 + 0.24	0	6,986,039,000	0	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 102	NO	2012-11-29	2017-11-23	TIIE28 6.1 + 0.18	0	11,468,748,000	0	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 103	NO	2013-03-22	2017-11-23	TIIE28 6.1 + 0.18	0	2,494,841,000	0	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 104	NO	2013-06-25	2017-11-23	TIIE28 6.1 + 0.18	0	2,495,609,000	0	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 105	NO	2013-09-19	2019-02-28	TIIE28 5.6 + 0.06	0	0	0	4,989,150,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 106	NO	2013-09-12	2019-02-28	TIIE28 5.6 + 0.06	0	0	0	1,096,153,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 107	NO	2014-01-30	2019-02-28	TIIE28 5.6 + 0.06	0	0	0	1,992,572,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 108	NO	2014-02-07	2019-02-28	TIIE28 5.6 + 0.06	0	0	0	1,497,693,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 109	NO	2014-11-09	2019-02-28	TIIE28 5.6 + 0.06	0	0	0	4,995,175,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 110	NO	2014-11-27	2020-11-19	TIIE28 6.1 + 0.15	0	0	0	0	4,987,647,000	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 111	NO	2015-11-02	2020-11-19	TIIE28 6.1 + 0.15	0	0	0	0	4,257,131,000	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 112	NO	2015-07-16	2020-11-19	TIIE28 6.1 + 0.15	0	0	0	0	645,771,000	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 113	NO	2015-09-30	2018-09-26	TIIE28 6.09 + 0.35	0	0	1,354,521,000	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7) 114	NO	2010-08-02	2020-01-27	9.1000 FIJA	0	0	0	0	10,048,950,000	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7) 115	NO	2011-07-12	2021-11-24	7.6500 FIJA	0	0	0	0	0	20,457,670,000	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7) 116	NO	2013-09-26	2024-12-09	7.1900 FIJA	0	0	0	0	0	57,385,321,000	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7) 117	NO	2014-11-27	2026-12-11	7.4700 FIJA	0	0	0	0	0	31,009,176,000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7) 118	NO	2010-08-02	2020-01-27	4.2000 FIJA	0	0	0	0	4,464,786,000	0	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7) 119	NO	2011-03-10	2021-09-20	3.5500 FIJA	0	0	0	0	0	3,630,556,000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7) 120	NO	2014-01-30	2026-01-15	3.9400 FIJA	0	0	0	0	0	17,958,802,000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7) 121	NO	2012-11-29	2028-11-05	3.0200 FIJA	0	0	0	0	0	4,006,638,000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7) 122	NO	2015-09-30	2035-05-09	5.2300 FIJA	0	0	0	0	0	6,322,738,000	0	0	0	0	0	0
BNP PARIBAS (4) (7) 123	SI	2015-08-12	2020-08-12	1.5000 FIJA	0	0	0	0	0	0	0	0	0	0	12,102,747,000	0
CI BANCO S.A. INS (6) (11) 124	NO	2016-03-23	2019-02-10	TIIE28 6.11 + 1.35	0	0	0	4,989,843,000	0	0	0	0	0	0	0	0
CREDIT SUISSE (4) (7) 125	SI	2016-06-14	2018-06-14	1.5000 FIJA	0	0	0	0	0	0	0	0	4,539,022,000	0	0	0
CREDIT SUISSE (4) (7) 126	SI	2012-10-04	2019-10-04	2.5000 FIJA	0	0	0	0	0	0	0	0	0	6,056,337,000	0	0
CREDIT SUISSE (4) (7) 127	SI	2016-06-14	2021-12-14	2.3750 FIJA	0	0	0	0	0	0	0	0	0	0	0	3,031,480,000
DEUTSCHE BANK AG (1) (7) 128	SI	2007-10-22	2018-01-03	5.7500 FIJA	0	0	0	0	0	0	0	0	36,334,131,000	0	0	0
DEUTSCHE BANK AG (1) (7) 129	SI	2001-11-14	2022-01-02	8.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	3,311,302,000
DEUTSCHE BANK AG (1) (7) 130	SI	2005-08-06	2035-06-15	6.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	36,162,000,000
DEUTSCHE BANK AG (1) (7) 131	SI	2008-04-06	2038-06-15	6.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	10,263,808,000
DEUTSCHE BANK TRUS (1) (7) 132	SI	2016-12-13	2022-03-13	5.3800 FIJA	0	0	0	0	0	0	0	0	0	0	0	30,765,377,000
DEUTSCHE BANK TRUS (1) (7) 133	SI	2010-08-30	2035-06-15	6.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	21,404,134,000
DEUTSCHE BANK AG (2) (7) 134	SI	2009-07-10	2017-09-01	5.5000 FIJA	0	0	0	0	0	0	0	21,672,400,000	0	0	0	0
DEUTSCHE BANK AG (2) (7) 135	SI	2009-08-17	2017-06-11	5.7790 FIJA	0	0	0	0	0	0	0	4,334,480,000	0	0	0	0
DEUTSCHE BANK AG (2) (7) 136	SI	2016-03-15	2019-03-15	3.7500 FIJA	0	0	0	0	0	0	0	0	0	29,198,138,000	0	0
DEUTSCHE BANK AG (2) (7) 137	SI	2013-11-27	2020-11-27	3.1250 FIJA	0	0	0	0	0	0	0	0	0	0	28,061,553,000	0
DEUTSCHE BANK AG (2) (7) 138	SI	2015-04-21	2022-04-21	1.8750 FIJA	0	0	0	0	0	0	0	0	0	0	0	21,543,799,000

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
DEUTSCHE BANK AG (2) (7) 139	SI	2016-03-15	2023-03-15	5.1250 FIJA	0	0	0	0	0	0	0	0	0	0	0	19,396,055,000
DEUTSCHE BANK AG (2) (7) 140	SI	2005-02-22	2025-02-24	5.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	21,672,400,000
DEUTSCHE BANK AG (2) (7) 141	SI	2014-04-16	2026-04-16	3.7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	21,575,228,000
DEUTSCHE BANK AG (2) (7) 142	SI	2015-04-21	2027-04-21	2.7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	26,813,644,000
DEUTSCHE BANK AG (2) (7) 143	SI	2015-06-11	2030-06-11	4.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	2,049,316,000
DEUTSCHE BANK AG (3) (7) 144	SI	2002-05-12	2023-05-12	3.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	5,316,300,000
DEUTSCHE BANK AG (5) (7) 145	SI	2009-02-06	2022-02-06	8.2500 FIJA	0	0	0	0	0	0	0	0	0	0	0	8,825,433,000
DEUTSCHE BANK AG (8) (7) 146	SI	2012-04-26	2017-04-26	6.1250 FIJA	0	0	0	0	0	0	0	2,232,195,000	0	0	0	0
DEUTSCHE BANK TRUS (1) (7) 147	SI	1998-01-04	2018-03-30	9.2500 FIJA	0	0	0	0	0	0	0	0	2,414,464,000	0	0	0
DEUTSCHE BANK TRUS (1) (7) 148	SI	2013-07-18	2018-07-18	3.5000 FIJA	0	0	0	0	0	0	0	0	20,646,143,000	0	0	0
DEUTSCHE BANK TRUS (1) (7) 149	SI	2014-01-23	2019-01-23	3.1250 FIJA	0	0	0	0	0	0	0	0	0	10,328,296,000	0	0
DEUTSCHE BANK TRUS (1) (7) 150	SI	2016-04-02	2019-04-02	5.5000 FIJA	0	0	0	0	0	0	0	0	0	15,480,624,000	0	0
DEUTSCHE BANK TRUS (1) (7) 151	SI	2009-03-02	2019-03-05	8.0000 FIJA	0	0	0	0	0	0	0	0	0	26,957,848,000	0	0
DEUTSCHE BANK TRUS (1) (7) 152	SI	2010-05-02	2020-05-03	6.0000 FIJA	0	0	0	0	0	0	0	0	0	0	20,610,256,000	0
DEUTSCHE BANK TRUS (1) (7) 153	SI	2015-01-23	2020-07-23	3.5000 FIJA	0	0	0	0	0	0	0	0	0	0	30,960,215,000	0
DEUTSCHE BANK TRUS (1) (7) 154	SI	2010-07-21	2021-01-21	5.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	62,089,311,000
DEUTSCHE BANK TRUS (1) (7) 155	SI	2016-04-02	2021-04-02	6.3750 FIJA	0	0	0	0	0	0	0	0	0	0	0	25,797,160,000
DEUTSCHE BANK TRUS (1) (7) 156	SI	2012-01-24	2022-01-24	4.8750 FIJA	0	0	0	0	0	0	0	0	0	0	0	43,201,768,000
DEUTSCHE BANK TRUS (1) (7) 157	SI	2013-01-30	2023-01-30	3.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	43,312,163,000
DEUTSCHE BANK TRUS (1) (7) 158	SI	2016-09-21	2023-09-21	4.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	42,684,000,000
DEUTSCHE BANK TRUS (1) (7) 159	SI	1993-01-03	2023-01-12	8.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	2,707,045,000
DEUTSCHE BANK TRUS (1) (7) 160	SI	2013-07-18	2024-01-18	4.8750 FIJA	0	0	0	0	0	0	0	0	0	0	0	30,890,473,000
DEUTSCHE BANK TRUS (1) (7) 161	SI	2014-10-15	2025-01-15	4.2500 FIJA	0	0	0	0	0	0	0	0	0	0	0	20,578,828,000
DEUTSCHE BANK TRUS (1) (7) 162	SI	2015-01-23	2026-01-23	4.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	30,920,503,000
DEUTSCHE BANK TRUS (1) (7) 163	SI	2016-04-02	2026-04-08	6.8750 FIJA	0	0	0	0	0	0	0	0	0	0	0	61,789,964,000
DEUTSCHE BANK TRUS (1) (7) 164	SI	2004-12-30	2027-09-15	9.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	4,665,765,000
DEUTSCHE BANK TRUS (1) (7) 165	SI	1997-09-18	2027-09-16	9.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	2,112,439,000
DEUTSCHE BANK TRUS (1) (7) 166	SI	2016-12-13	2027-03-13	6.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	61,279,739,000
DEUTSCHE BANK TRUS (1) (7) 167	SI	2011-02-06	2041-02-06	6.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	62,101,777,000
DEUTSCHE BANK TRUS (1) (7) 168	SI	2012-06-26	2044-06-27	5.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	56,365,621,000
DEUTSCHE BANK TRUS (1) (7) 169	SI	2014-01-23	2045-01-23	6.3800 FIJA	0	0	0	0	0	0	0	0	0	0	0	61,606,498,000
DEUTSCHE BANK TRUS (1) (7) 170	SI	2015-01-23	2046-01-23	5.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	61,551,820,000
DEUTSCHE BANK TRUS (1) (7) 171	SI	2010-09-28	2046-12-28	6.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	20,648,153,000
DEUTSCHE BANK TRUS (1) (7) 172	SI	2016-09-21	2047-09-21	6.7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	72,173,033,000
DEUTSCHE BANK TRUS (1) (8) 173	SI	2013-07-18	2018-07-18	LIBORUSD03 0.88 + 2.02	0	0	0	0	0	0	0	0	10,314,410,000	0	0	0
DEUTSCHE BANK TRUS (1) (8) 174	SI	2016-12-13	2022-11-03	LIBORUSD03 0.9565 + 3.65	0	0	0	0	0	0	0	0	0	0	0	20,628,965,000
SCOTIA INVERLAT CA (7) (13) 175	NO	2004-12-23	2019-05-12	TASA CEROS 0.00% + 0	0	0	0	7,876,046,000	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CA (7) (13) 176	NO	2005-01-02	2019-05-12	TASA CEROS 0.00% + 0	0	0	0	9,443,850,000	0	0	0	0	0	0	0	0
PEMEX FINANCE (1) (7) 177	SI	1999-07-27	2017-08-15	10.6100 FIJA	0	0	0	0	0	0	0	774,900,000	0	0	0	0
PEMEX FINANCE (1) (7) 178	SI	1998-12-14	2018-11-15	9.1500 FIJA	0	0	0	0	0	0	0	1,291,500,000	1,291,500,000	0	0	0
INT DEV NO PAG 179	NO	2016-01-01	2016-12-31		0	2,540,749,000	0	0	0	0	0	23,590,415,000	0	0	0	0
TOTAL	NO				0	25,985,986,000	1,354,521,000	36,880,482,000	24,404,285,000	140,770,901,000	0	53,895,890,000	75,539,670,000	88,021,243,000	91,734,771,000	1,019,235,301,000
Listed on stock exchange - secured																

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured																
CREDIT AGRICOLE CI (1) (7) 180	SI	2012-07-26	2022-12-20	1.7000 FIJA	0	0	0	0	0	0	0	826,560,000	826,560,000	826,560,000	826,560,000	1,649,997,000
CREDIT AGRICOLE CI (1) (7) 181	SI	2012-06-07	2022-12-20	1.9500 FIJA	0	0	0	0	0	0	0	826,560,000	826,560,000	826,560,000	826,560,000	1,649,623,000
CREDIT AGRICOLE CI (1) (7) 182	SI	2012-06-07	2022-12-20	2.0000 FIJA	0	0	0	0	0	0	0	826,560,000	826,560,000	826,560,000	826,560,000	1,649,005,000
SUMITOMO MITSUI BA (3) (8) 183	SI	2008-09-19	2020-09-29	LIBORJPY06 .00421 + 0.75	0	0	0	0	0	0	0	0	0	0	11,341,440,000	0
WELLS FARGO NA (1) (7) 184	SI	2013-04-11	2024-02-15	2.2900 FIJA	0	0	0	0	0	0	0	723,240,000	723,240,000	723,240,000	723,240,000	2,527,143,000
WELLS FARGO NA (1) (7) 185	SI	2013-09-19	2024-02-15	2.8300 FIJA	0	0	0	0	0	0	0	826,560,000	826,560,000	826,560,000	826,560,000	2,887,942,000
WELLS FARGO NA (1) (7) 186	SI	2014-10-20	2025-04-15	2.3780 FIJA	0	0	0	0	0	0	0	1,033,200,000	1,033,200,000	1,033,200,000	1,033,200,000	4,640,480,000
WELLS FARGO NA (1) (7) 187	SI	2015-07-31	2025-12-15	2.4600 FIJA	0	0	0	0	0	0	0	1,084,860,000	1,084,860,000	1,084,860,000	1,084,860,000	5,408,856,000
WELLS FARGO NA (1) (8) 188	SI	2013-09-30	2024-02-15	LIBORUSD03 0.91 + 0.43	0	0	0	0	0	0	0	1,549,800,000	1,549,800,000	1,549,800,000	1,549,800,000	5,011,659,000
WELLS FARGO NA (1) (8) 189	SI	2014-10-14	2025-04-15	LIBORUSD03 0.88 + 0.35	0	0	0	0	0	0	0	1,033,200,000	1,033,200,000	1,033,200,000	1,033,200,000	4,626,543,000
MIZUHO BANK LTD (3) (7) 190	SI	2016-07-26	2026-07-24	0.5400 FIJA	0	0	0	0	0	0	0	0	0	0	0	14,143,127,000
INT DEV NO PAG 191	NO	2016-01-01	2016-12-31		0	0	0	0	0	0	0	273,104,000	0	0	0	0
TOTAL	NO				0	0	0	0	0	0	0	9,003,644,000	8,730,540,000	8,730,540,000	20,071,980,000	44,194,375,000
Total listed on stock exchanges and private placements																
TOTAL	NO				0	25,985,986,000	1,354,521,000	36,880,482,000	24,404,285,000	140,770,901,000	0	62,899,534,000	84,270,210,000	96,751,783,000	111,806,751,000	1,063,429,676,000
Other current and non-current liabilities with cost [abstract]																
Other current and non-current liabilities with cost																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Suppliers [abstract]																
Suppliers																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total suppliers																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Other current and non-current liabilities [abstract]																
Other current and non-current liabilities																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total credits																
TOTAL	NO				0	68,255,451,000	8,742,188,000	45,327,599,000	32,861,554,000	179,002,772,000	0	107,910,737,000	118,607,759,000	116,881,619,000	166,673,314,000	1,138,907,737,000

[800003] Annex - Monetary foreign currency position

	Currencies [axis]				
	Dollars [member]	Dollar equivalent in pesos [member]	Other currencies equivalent in dollars [member]	Other currencies equivalent in pesos [member]	Total pesos [member]
Foreign currency position [abstract]					
Monetary assets [abstract]					
Current monetary assets	3,925,787,000	81,122,471,000	807,126,000	16,678,459,000	97,800,930,000
Non-current monetary assets	0	0	453,422,000	9,369,519,000	9,369,519,000
Total monetary assets	3,925,787,000	81,122,471,000	1,260,548,000	26,047,978,000	107,170,449,000
Liabilities position [abstract]					
Current liabilities	1,700,006,000	35,128,922,000	1,613,068,000	33,332,436,000	68,461,358,000
Non-current liabilities	4,367,395,000	90,247,860,000	12,349,351,000	255,186,991,000	345,434,851,000
Total liabilities	6,067,401,000	125,376,782,000	13,962,419,000	288,519,427,000	413,896,209,000
Net monetary assets (liabilities)	(2,141,614,000)	(44,254,311,000)	(12,701,871,000)	(262,471,449,000)	(306,725,760,000)

[800005] Annex - Distribution of income by product

	Income type [axis]			
	National income [member]	Export income [member]	Income of subsidiaries abroad [member]	Total income [member]
GAS NATURAL				
GAS NATURAL	59,648,576,000	0	0	59,648,576,000
PETROLÍFEROS				
PETRÓLEO CRUDO	0	288,625,794,000	0	288,625,794,000
GASOLINA MAGNA SIN	248,449,841,000	0	0	248,449,841,000
DIESEL	136,775,067,000	0	0	136,775,067,000
GASOLINA PREMIUM	87,414,769,000	0	0	87,414,769,000
GAS L.P.	50,872,376,000	0	0	50,872,376,000
TURBOSINA	28,933,961,000	0	0	28,933,961,000
COMBUSTÓLEO	15,941,117,000	18,375,900,000	0	34,317,017,000
NAFTAS	0	13,764,996,000	0	13,764,996,000
OTROS REFINADOS	9,621,357,000	3,122,825,000	0	12,744,182,000
EFECTO MARGINAL CÍAS. SUBSIDIARIAS	0	70,903,738,000	0	70,903,738,000
PETROQUÍMICOS				
DERIVADOS DEL ETANO	14,330,481,000	0	0	14,330,481,000
DERIVADOS DEL METANO	3,776,359,000	0	0	3,776,359,000
PROPILENO Y DERIVADOS	2,971,063,000	0	0	2,971,063,000
AROMÁTICOS Y DERIVADOS	1,984,141,000	0	0	1,984,141,000
OTROS PETROQUÍMICOS	9,281,365,000	325,076,000	0	9,606,441,000
INGRESOS POR SERVICIOS				
INGRESOS POR SERVICIOS	14,388,641,000	0	0	14,388,641,000
TOTAL	684,389,114,000	395,118,329,000	0	1,079,507,443,000

[800007] Annex - Financial derivate instruments

Management discussion about the policy uses of financial derivate instruments, explaining if these policies are allowed just for coverage or for other uses like trading [text block]

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, PEMEX has approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated scheme for risk management, regulate the use of DFIs, and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's current internal regulation. PEMEX has a Financial Risk Committee, which is a collegial body for consultation, opinion and decision on financial risk exposure, financial risk mitigation schemes and DFIs' negotiation.

Approved DFIs are mainly traded on the OTC (Over the Counter) market, however exchange traded instruments may also be used. In the case of PMI Trading, the DFIs are traded on CME-Clearport. The different types of DFIs that PEMEX trades are described below, in the subsections corresponding to each type of risk and related to the applicable markets defined above.

One of PEMEX's policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between expected incoming cash flows from operations and outcoming cash flows related to its liabilities.

As part of the regulatory framework for financial risk management, PEMEX has established in its internal normativity the counterparties that are eligible to trading DFIs and other financial instruments.

In addition, some PMI subsidiaries have implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (VaR) computation; and VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, PMI Trading also has its own risk management subcommittee which supervises the trading of DFIs.

Given that outstanding DFIs of Petróleos Mexicanos have been entered into for risk mitigation purposes, namely, with economic hedging purpose, there is no need to establish and monitor market risk limits.

For those portfolios with an open market risk exposure, our financial risk management regulatory framework establishes the implementation and monitoring of market risk limits such as VaR and Capital at Risk (CAR) limits.

PEMEX has credit guidelines for DFIs that Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals, offers to its domestic customers, which establish the use of guarantees as well as the determination of credit lines. For exchange traded DFIs, PEMEX trades under the margin requirements of the corresponding exchange market, thereby PEMEX does not have an internal policies for these latter cases.

DFI Contracts held with financial counterparties do not consider collateral exchange. Notwithstanding, PEMEXs regulatory framework establishes the promotion of credit risk mitigation strategies such as collateral exchange.

PEMEX does not have an independent third party to verify the compliance of the aforementioned normativity; however, PEMEX has internal control procedures that certify the compliance of existing policies and guidelines.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques [text block]

Fair Value of DFIs

PEMEX monitors the fair value of our DFIs portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFIs portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical approximations for their valuation.

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets, thereby PEMEX does not have an independent third party to value its DFIs. Nonetheless, PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages designed to integrate all business areas and accounting of PEMEX such as SAP *(System Applications Products)*. PEMEX has no policies to designate a calculation or valuation agent.

Given that PEMEX's hedges are cash flow hedges, their effectiveness is preserved regardless the variations in the underlying assets or reference variables, in this sense, asset flows are fully offset by liabilities flows. Therefore, is not necessary to measure or monitor the hedge effectiveness.

Fair value hierarchy

PEMEX's related assumptions fall under Levels 1 and 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities. Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

Management discussion about intern and extern sources of liquidity that could be used for attending requirements related to financial derivate instruments [text block]

Liquidity Risk

The main internal source of liquidity comes from PEMEX operations. Additionally, through its debt planning and U.S. dollar selling operations, PEMEX currently preserves cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations, such as those related to DFI's. In addition, PEMEX has acquired committed revolving credit lines in order to mitigate liquidity risk.

Finally, the investment strategies of PEMEX's portfolios are structured by selecting horizons that consider each currency's cash flow requirements in order to preserve liquidity.

Some PMI subsidiaries minimize the liquidity risk within its companies through several mechanisms, the most important of which is the centralized treasury or "*in-house bank*". In addition, through this structure, these companies have access to bilateral credit lines from financial institutions.

These companies also monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets.

.

Changes and management explanation in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports [text block]

.

Market Risk

i. *Interest Rate Risk*

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to *London Interbank Offered Rate* (LIBOR) and to Mexican peso TIIE.

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars.

Moreover, PEMEX invests in pesos and U.S. dollars in compliance with applicable internal regulations through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX's obligations payable in pesos and U.S. dollars.

The investments made through PEMEX's portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk. During the fourth quarter of 2016 no interest rate swap expired.

ii. *Exchange Rate Risk*

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, PEMEX's revenues from domestic sales of gasoline and diesel net of the IEPS Tax, tax duties, incentives, and other related taxes, petrochemicals and natural gas and our byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of liquefied petroleum gas (LPG), which are priced in pesos and represent less than 5% of PEMEX's revenues.

PEMEX's expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are indexed to international U.S. dollar-denominated prices. By contrast, PEMEX's capital expenditure and operating expenses are established in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX manages this risk without the need for hedging instruments, because the impact on PEMEX's revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

Most of PEMEX's debt is denominated in U.S. dollars or pesos. Therefore, PEMEX attempts to issue debt in either of those currencies, nonetheless, this is not always achievable. As a consequence of the inflow structure, when PEMEX issues debt in currencies other than U.S. dollars or pesos, fluctuations in the exchange rates may increase our funding cost derived from exchange rate risk exposure.

In order to mitigate this risk, non-U.S. dollar or peso issuances are hedged through DFIs to mitigate their exchange rate exposure, either swapping them into U.S. dollars or through other derivative structures. On the other hand, debt denominated in UDIs, is swapped into pesos. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currencies other than pesos and U.S. dollars.

The underlying currencies of our DFIs are euro, Swiss franc, Japanese yen, sterling pound and Australian dollar versus US dollar, and UDIs versus Mexican peso.

During the fourth quarter of 2016 there were not DFI maturities with the purpose of mitigating exchange rate risk.

Some PMI subsidiaries face market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of these companies have authorized a policy which stipulates that no more than 5% of a company's total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. Accordingly, the companies will, from time to time, enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company's functional currency.

Finally, a significant amount of PMI Trading's income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI Trading's exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency and secondarily from the need to purchase products in domestic currency for sale in U.S. dollars in the international market, as well as certain related sales costs denominated in domestic currency.

PMI Trading believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI Trading may implement risk minimization measures by entering into DFIs.

iii. *Hydrocarbon Price Risk*

PEMEX periodically assesses its revenues and expenditures structure in order to identify the main market risk factors that PEMEX's cash flows are exposed to in connection with international hydrocarbon prices. Based on this assessment, PEMEX monitors its exposure to the most significant risk factors and quantifies their impact on PEMEX's financial balance.

PEMEX's exports and domestic sales are directly or indirectly related to international hydrocarbon prices therefore PEMEX is exposed to fluctuations in these prices. In terms of crude oil and natural gas, part of this risk is transferred to the Mexican Government due to our current fiscal regime.

PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFIs, while taking into account operational and economic constraints.

PEMEX's exposure to crude oil prices is partly mitigated by natural hedges between its inflows and outflows. Due to recent changes in the PEMEX's fiscal regime, our sensitivity to crude oil prices has decreased importantly. Nonetheless PEMEX has been working on a hedging strategy for the coming years in order to reduce its exposure to drops in crude oil price.

In 2015, PEMEX entered into various swaps in order to hedge the risk arising from the variations in the propane price of its imports. These DFIs were held over a percentage of the total imports volume with maturity dates in 2015. During the fourth quarter of 2016 PEMEX did not enter in any propane import price swap.

In addition to supplying natural gas, Pemex Industrial Transformation offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Pemex Industrial Transformation enters into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transfers the related price risk derived from the DFI position held with Pemex Industrial Transformation to international financial counterparties by entering into these opposite position DFIs with such parties. Through the above mechanism, Pemex Industrial Transformation maintains a negligible or even null exposure to market risk. These portfolios have VaR and CaR limits in order to bound market risk exposure. During the fourth quarter of 2016, the expired DFIs were nine swaps and zero options with domestic customers, while with financial counterparties were six swaps and zero options, with a gain of $ 776 recognized under the concept of (Loss) Profit in DFIs.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to minimize this risk, thereby reducing the volatility of its financial results. During the fourth quarter of 2016, PMI Trading closed thirteen DFIs positions listed in *CME-Clearport* related to commodities, with a loss of Ps. (337,057) recognized under the concept of (Loss) Profit in DFIs. During the fourth quarter of 2016, PMI had thirty six margin calls, which accounted for a negative net flow of Ps. 663,097.

In accordance with the risk management regulatory framework that PMI Trading has implemented, VaR and the change in profit and loss by portfolio are calculated daily and compared to the maximum applicable limits in order to implement risk mitigation mechanisms as necessary.

iv. *Risk Relating to the Portfolio of Third-Party Shares*

As of December 31, 2016, PMI-HBV owned 22,221,893 Repsol, S.A. shares and Pemex Internacional España, S.A. held one share for a total of 22,221,894 shares. These shares have no related DFIs.

Counterparty or Credit Risk

When the fair value of a DFI is favorable to PEMEX, PEMEX faces the risk that the counterparty will not be able to meet its obligations. PEMEX monitors its counterparties' creditworthiness and calculate the credit risk exposure for its DFIs. As a risk mitigation strategy, PEMEX only enters into DFIs with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX seeks to maintain a diversified portfolio of counterparties.

In order to estimate the credit risk exposure to each financial counterparty, the potential future exposure is calculated by projecting the risk factors used in the valuation of each DFI in order to estimate the MtM value for different periods, taking into account any credit risk mitigation provisions.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "*recouponing*" provisions (pursuant to which the payments on the swaps are adjusted when the mark-to-market ("MtM") exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. As of the fourth quarter of 2016, the specified thresholds were reached in two cross-currency swaps, which were used to hedge the exchange rate exposure to the Pound sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

According to IFRS 13, "Fair Value Measurement", the fair value or MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the credit value adjustment ("CVA") method to calculate the fair value of its DFIs. There were no defaults during the fourth quarter of 2016.

For each DFI, the CVA is calculated by determining the difference between the MtM and the estimated MtM adjusted for credit risk. In determining the credit risk, the CVA method takes into account the current market perception about the credit risk of both counterparties, using the following inputs: a) the MtM projection for each payment date based on forward yield curves; b) the implied default probability obtained from both, us and the counterparty CDSs', at each payment date; and c) the default recovery rates of each counterparty.

Furthermore, by means of its credit guidelines for DFI operations, Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals, has significantly reduced its credit risk exposure related to the DFIs offered to its customers to assist them in mitigating the risk associated with the volatility of natural gas prices.

First in order to qualify for these DFIs, Pemex Industrial Transformations' customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement.

Additionally, beginning on October 2, 2009, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client are terminated, exercising the rights to collateral, and if the collateral is insufficient to cover the fair value, natural gas supply is suspended until the payment is made

On August 20, 2014, certain amendments to the credit guidelines were enacted, this allowed Pemex-Gas and Petrochemicals, and now Pemex Industrial Transformation, to offer to its clients with an adequate credit rating, based on an internal financial and credit assessment DFIs with an exemption from collateral requirements up to certain amount through a credit line approved by the credit committee. Moreover, if the credit line is insufficient to cover each client's exposure, the client is obligated to deposit collateral. If a client suffers an event of default, DFIs related to this client are terminated early and natural gas supply is suspended until the payment is made.

PMI Trading's credit risk associated with DFI transactions is minimized through the use of futures and standardized instruments that are cleared through *CME-Clearport*.

Accounting standards applied and the impact on results

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of IAS 39, "Financial Instruments Recognition and Measurement" ("IAS 39") for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income, net" line item in the consolidated statement of comprehensive income.

As of December 31 2016 and 2015, the net fair value of PEMEX's DFIs, current DFIs and unrealized positions, was Ps. (26,010,486) and Ps. (25,699,581), respectively. As of December 31, 2016 and 2015, PEMEX did not have any DFIs designated as hedges.

All of PEMEX's DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the "Derivative financial instruments (cost) income—net" line item.

For the periods ended December 31, 2016 and 2015, PEMEX recognized a net loss of Ps. 14,000,987 and Ps. 21,449,877, respectively, in the "Derivative financial instruments (cost) income, net" line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of December 31, 2016 and 2015, PEMEX did not recognize any embedded derivatives (foreign currency or index).

Quantitative information for disclosure [text block]

QUANTITATIVE DISCLOSURE

SENSITIVITY ANALISIS

PEMEX have entered into DFIs with the purpose to mitigate completely the market risk for specific flows or predetermined volumes associated to our operations. DFIs have the same characteristics (e.g. underlying, payment dates, amounts, or volumes) as the hedged position, but with the opposite exposure to the market risk factor. As a result of these mitigation strategies, PEMEX has a negligible sensitivity to the hedged market risk factors.

Given that PEMEX's hedges are cash flow hedges, the effectiveness thereof is maintained regardless of variations in the underlying assets or reference variables, in this sense, since, through time, asset flows are fully offset by the ones from liabilities flows. Therefore, is not necessary to measure or monitor the hedge effectiveness.

Natural Gas DFIs that Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals, offers to its domestic customers are reported as transactions with trading purposes. However, such operations are fully compensated with the operations entered into with their financial counterparts through Mex Gas Supply, SL. Through this mechanism (back-to-back), Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals, maintains a negligible or even null market risk exposure, so a sensitivity analysis it's considered unnecessary, as well as to measure or monitor the hedge effectiveness.

Other DFIs seek to fix hydrocarbons prices, where the DFIs' underlying is the same as the one involved in the commercialization, so a sensitivity analysis it's considered unnecessary, as well as to measure or monitor the hedge effectiveness. It is noteworthy that the price fixing DFIs of PMI Trading (crude and oil), are classified under cash and cash equivalents for accounting purposes due to its liquidity.

FAIR VALUE OF DFIs

The summary of PEMEX's current DFIs along with their fair value is shown in the next tables:

TABLE 1
Interest Rate and Currency Derivatives
(in thousands of pesos, except as noted, as of December 31, 2016)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2017	2018	2019	2020	2021	Thereafter	
Interest Rate Swaps	Hedging	38,150,910	LIBOR USD 3M = 0.99789%	LIBOR USD 3M = 0.85367%	221,759	(900,868)	4,597,740	4,597,740	4,597,740	4,597,740	4,597,740	15,162,210	0
Currency Swaps	Hedging	336,768,290	MXN = 20.664 1/EUR = 1.0488 1/GBP = 1.2246 JPY = 116.60741 UDI = 5.56288 CHF = 1.0231 AUD = 1.38831 Exchange rates against US dollar.	MXN = 19.5002 1/EUR = 1.1205 1/GBP = 1.3001 JPY = 100.60984 UDI = 5.45479 CHF = 0.972 AUD = 1.30548 Exchange rates against US dollar.	(25,876,855)	(10,859,156)	37,767,338	4,736,567	61,753,488	63,291,011	6,127,138	163,092,748	0
Currency options	Hedging	14,133,580	JPY = 116.60741 Exchange rates against US dollar.	JPY = 100.60984 Exchange rates against US dollar.	(301,131)	(68,972)	0	0	0	0	0	14,133,580	0

TABLE 2

Natural Gas Derivatives

(In thousands of pesos, except as noted, as of December 31, 2016)

Derivative Type	Hedging/ Trading	Volume (In MMBtu)	Underlying value (U.S. $ per MMBtu)(1)		Fair Value		Year of expected maturity date (In MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2017	2018	2019	2020	2021	Thereafter	
Long Swaps	Trading	2,700,502	3.16	2.79	27,869	10,286	1,899,650	738,488	62,364	0	0	0	0
Short Swaps	Trading	(2,700,502)	3.16	2.79	(25,145)	(7,102)	(1,899,650)	(738,488)	(62,364)	0	0	0	
European call	Trading												
Long		1,073,425	3.16	2.79	11,548	7,764	789,475	270,200	13,750	0	0	0	
Short		(1,073,425)	3.16	2.79	(11,488)	(7,691)	(789,475)	(270,200)	(13,750)	0	0	0	

(1) Representative underlying asset value.

Portfolio that integrates position with national clients and inverse position with international counterparties, maintaining a negligible exposure to market risk.

TABLE 3

Crude and Petroleum Products Financial Derivatives Classified as Cash and Cash Equivalent for Accounting Purposes due to their Liquidity

(In thousands of pesos, except as noted, as of December 31, 2016)

Derivative Type	Hedging/ Trading	Volume (In millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered (3)
			Current Quarter	Previous Quarter(2)	Current Quarter	Previous Quarter	2017	2018	2019	2020	2021	Thereafter	
Futures	Hedging	0.0	0.0	50.2	0.0	3,822.0	0.0	0	0	0	0	0	N.A
Exchange Traded Swaps	Hedging	(4.1)	98.96	40.2	(688,016)	(281,798)	(4.1)	0	0	0	0	0	N.A

(1) Net Volume.

(2) Representative underlying asset value per barrel.

(3) Exchange traded operations, both futures and swaps have an initial margin of Ps. 183,377,295.36

TABLE 4

Financial Derivative Instruments from Treasury

(In thousands of pesos, except as noted, as of December 31, 2016)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value(1)		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2017	2018	2019	2020	2021	Thereafter	
Over The Counter Interest Rate Swaps	Hedging	1,788,382	LIBOR USD 1M = 0.77167%	LIBOR USD 1M = 0.53111%	(57,043)	(92,042)	301,905	315,003	328,737	342,873	296,440	203,424	0

(1) Representative underlying asset value.

LIBOR USD 1m at date of reporting.

The information in these tables has been calculated using the exchange rates as of September 31, 2016 Ps. 19.5002 = US$1.00 and as of December 30, 2016 Ps. 20.6640 = US$1.00

The information in these tables has been calculated using the exchange rates as of September 31, 2016 Ps. 21.84997 = EUR$1.00 and as of December 30, 2016 Ps. 21.6724 = EUR$1.00

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Non-current value added tax receivables	0	0
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	148,606,210,000	0
Total trade and other non-current receivables	148,606,210,000	0
Investments in subsidiaries, joint ventures and associates [abstract]		
Investments in subsidiaries	0	0
Investments in joint ventures	0	0
Investments in associates	20,870,281,000	24,165,599,000
Total investments in subsidiaries, joint ventures and associates	20,870,281,000	24,165,599,000
Property, plant and equipment [abstract]		
Land and buildings [abstract]		
Land	50,606,846,000	43,349,518,000
Buildings	32,248,207,000	28,660,996,000
Total land and buildings	82,855,053,000	72,010,514,000
Machinery	0	0
Vehicles [abstract]		
Ships	0	0
Aircraft	0	0
Motor vehicles	10,466,121,000	9,439,352,000
Total vehicles	10,466,121,000	9,439,352,000
Fixtures and fittings	0	0
Office equipment	14,079,199,000	16,435,034,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	1,289,998,270,000	1,035,127,327,000
Construction in progress	213,682,980,000	210,524,402,000
Construction prepayments	0	0
Other property, plant and equipment	1,092,392,000	947,002,000
Total property, plant and equipment	1,612,174,015,000	1,344,483,631,000
Investment property [abstract]		
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill [abstract]		
Intangible assets other than goodwill [abstract]		
Brand names	0	0
Intangible exploration and evaluation assets	8,639,242,000	14,304,961,000
Mastheads and publishing titles	0	0
Computer software	0	0
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	5,560,524,000	3,982,962,000
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	3,854,681,000	53,424,698,000
Total intangible assets other than goodwill	18,054,447,000	71,712,621,000
Goodwill	0	0
Total intangible assets and goodwill	18,054,447,000	71,712,621,000
Trade and other current payables [abstract]		
Current trade payables	0	0

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Current payables to related parties	0	0
Accruals and deferred income classified as current [abstract]		
Deferred income classified as current	0	0
Rent deferred income classified as current	0	0
Accruals classified as current	0	0
Short-term employee benefits accruals	0	0
Total accruals and deferred income classified as current	0	0
Current payables on social security and taxes other than income tax	0	0
Current value added tax payables	0	0
Current retention payables	0	0
Other current payables	150,316,382,000	167,314,243,000
Total trade and other current payables	150,316,382,000	167,314,243,000
Other current financial liabilities [abstract]		
Bank loans current	87,280,668,000	132,077,119,000
Stock market loans current	88,885,520,000	60,431,549,000
Other current iabilities at cost	0	0
Other current liabilities no cost	0	0
Other current financial liabilities	30,867,956,000	27,300,687,000
Total Other current financial liabilities	207,034,144,000	219,809,355,000
Trade and other non-current payables [abstract]		
Non-current trade payables	0	0
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current [abstract]		
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	0	0
Other non-current financial liabilities [abstract]		
Bank loans non-current	247,335,933,000	194,187,808,000
Stock market loans non-current	1,559,668,609,000	1,106,685,359,000
Other non-current liabilities at cost	0	0
Other non-current liabilities no cost	0	0
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	1,807,004,542,000	1,300,873,167,000
Other provisions [abstract]		
Other non-current provisions	83,376,545,000	73,191,796,000
Other current provisions	0	0
Total other provisions	83,376,545,000	73,191,796,000
Other reserves [abstract]		
Revaluation surplus	0	0
Reserve of exchange differences on translation	52,946,984,000	29,550,360,000
Reserve of cash flow hedges	0	0
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	(5,564,130,000)	0

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	(221,519,970,000)	(329,801,386,000)
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	(5,771,947,000)
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	0	0
Total other reserves	(174,137,116,000)	(306,022,973,000)
Net assets (liabilities) [abstract]		
Assets	2,218,955,435,000	1,775,654,200,000
Liabilities	3,552,746,233,000	3,107,330,098,000
Net assets (liabilities)	(1,333,790,798,000)	(1,331,675,898,000)
Net current assets (liabilities) [abstract]		
Current assets	346,959,965,000	267,200,497,000
Current liabilities	413,498,329,000	443,407,721,000
Net current assets (liabilities)	(66,538,364,000)	(176,207,224,000)

[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31	Quarter Current Year 2016-10-01 - 2016-12-31	Quarter Previous Year 2015-10-01 - 2015-12-31
Analysis of income and expense [abstract]				
Revenue [abstract]				
Revenue from rendering of services	14,388,641,000	12,912,112,000	4,066,202,000	2,720,190,000
Revenue from sale of goods	1,065,118,802,000	1,153,450,357,000	319,744,479,000	261,506,500,000
Interest income	0	0	0	0
Royalty income	0	0	0	0
Dividend income	0	0	0	0
Rental income	0	0	0	0
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	1,079,507,443,000	1,166,362,469,000	323,810,681,000	264,226,690,000
Finance income [abstract]				
Interest income	13,751,157,000	14,990,859,000	7,113,979,000	12,573,570,000
Net gain on foreign exchange	0	0	0	0
Gains on change in fair value of derivatives	0	0	0	0
Gain on change in fair value of financial instruments	19,836,205,000	10,047,727,000	6,823,486,000	1,609,119,000
Other finance income	0	0	0	0
Total finance income	33,587,362,000	25,038,586,000	13,937,465,000	14,182,689,000
Finance costs [abstract]				
Interest expense	98,866,068,000	67,773,593,000	30,055,097,000	18,946,464,000
Net loss on foreign exchange	255,120,367,000	154,765,574,000	76,978,076,000	18,496,302,000
Losses on change in fair value of derivatives	0	0	0	0
Loss on change in fair value of financial instruments	33,837,192,000	31,497,604,000	23,667,701,000	5,752,567,000
Other finance cost	0	0	0	0
Total finance costs	387,823,627,000	254,036,771,000	130,700,874,000	43,195,333,000
Tax income (expense)				
Current tax	306,713,335,000	383,941,940,000	85,909,926,000	84,109,773,000
Deferred tax	(199,521,000)	(52,441,693,000)	81,352,000	(52,821,168,000)
Total tax income (expense)	306,513,814,000	331,500,247,000	85,991,278,000	31,288,605,000

[800500] Notes - List of notes

Disclosure of notes and other explanatory information [text block]

See notes to the Interim financial reporting.

Disclosure of summary of significant accounting policies [text block]

See notes to the Interim financial reporting.

[800600] Notes - List of accounting policies

Disclosure of summary of significant accounting policies [text block]

See notes to the Interim financial reporting.

[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting [text block]

Note 1.Structure and business operations of Petróleos Mexicanos, Subsidiary Entities and Subsidiary companies

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on July 20, 1938 and came into effect on that date.

On December 20, 2013, the *Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía* (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation and came into effect on December 21, 2013 (the "Energy Reform Decree"). In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States ("Mexico") through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies.

As part of the secondary legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the *Ley de Petróleos Mexicanos* (the Petróleos Mexicanos Law) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (Ministry of Energy) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos' activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect. On June 10, 2015 the *Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias* (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and thereafter the special regime for acquisitions, leases, services and public works matters came into effect.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and increase the income of the Mexican Government, as its owner, while adhering to principles of equity and social and environmental responsibility.

The Subsidiary Entities, *Pemex Exploración y Producción* (Pemex Exploration and Production), *Pemex Transformación Industrial* (Pemex Industrial Transformation), *Pemex Perforación y Servicios* (Pemex Drilling and Services), *Pemex Logística* (Pemex Logistics), *Pemex Cogeneración y Servicios* (Pemex Cogeneration and Services), *Pemex Fertilizantes* (Pemex Fertilizers) and *Pemex Etileno* (Pemex Ethylene), are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the "Subsidiary Entities").

The Subsidiary Entities of Petróleos Mexicanos prior to the Corporate Reorganization (defined below) were *Pemex-Exploración y Producción*, *Pemex-Refinación* (Pemex-Refining), *Pemex-Gas and Petroquímica Básica* (Pemex-Gas and Basic Petrochemicals) and *Pemex-Petroquímica* (Pemex-Petrochemicals), which were decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity, with the legal authority to own property and conduct business in their own names, and were 100% owned by Petróleos Mexicanos and controlled by the Mexican Government; they had been consolidated into and had the characteristics of subsidiaries of Petróleos Mexicanos.

The Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the Corporate Reorganization (defined below) proposed by the Director General of Petróleos Mexicanos.

Pursuant to the approved reorganization proposal, the existing four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which will assume all of the rights and obligations of the existing Subsidiary Entities (the "Corporate Reorganization"). Pemex-Exploration and Production was transformed into Pemex Exploration and Production, a productive state-owned subsidiary, and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed in the productive state-owned subsidiary Pemex Industrial Transformation.

The Board of Directors of Petróleos Mexicanos also approved the creation of the following new Subsidiary Entities: Pemex Drilling and Services, Pemex Logistics, Pemex Cogeneration and Services, Pemex Fertilizers and Pemex Ethylene. Each of these productive state-owned subsidiaries may be transformed into an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved *the Estatuto Orgánico de Petróleos Mexicanos* (Organic Statute of Petróleos Mexicanos) and the *acuerdos de creación* (creation resolutions) of each productive state-owned subsidiary. The Subsidiary Entities and their respective purposes are as follows:

- Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad.
- Pemex Industrial Transformation: This entity performs activities related to refining, processing, import, export, trading and sale of hydrocarbons.
- Pemex Drilling and Services: This entity performs drilling services and repair and services of wells, among others.
- Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services, among others.
- Pemex Cogeneration and Services: This entity generates, supplies and trades electric and thermal energy, including but not limited to the energy and thermal power produced in power plants and cogeneration plants, as well as performing technical and management services related to these activities to PEMEX and other companies, by itself or through companies in which it participates directly or indirectly, among others.
- Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services, among others.

- Pemex Ethylene: This entity commercializes, distributes and trades methane, ethane and propylene, directly or through others, among others.

On April 28, 2015 the creation resolutions of the seven productive state-owned subsidiaries were published in the Official Gazette of the Federation. Each creation resolution included a provision establishing that the creation resolution would come into effect once the required administrative procedures to start operations were in place and the Board of Directors of Petróleos Mexicanos issued and published a statement related to each creation resolution in the Official Gazette of the Federation.

On May 29, 2015 the statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on June 1, 2015. On May 12, 2016, a modification to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production was published in the Official Gazette of the Federation and became effective that same date.

On July 31, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Drilling and Services, the productive state-owned subsidiary Pemex Fertilizers and the productive state-owned subsidiary Pemex Ethylene issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on August 1, 2015.

On October 1, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Logistics issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on October 1, 2015.

On October 6, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Industrial Transformation issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on November 1,2015.

As of the date of this report, all of the creation resolutions of the productive state-owned subsidiaries have come into effect.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The "Subsidiary Companies" are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos (see Note 3 a).

"Associates," as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3 a).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX."

PEMEX's address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Delegación Miguel Hidalgo, 11300 Ciudad de México, México.

Note 2.Basis of preparation

a. Statement of compliance

PEMEX prepared its consolidated financial statements as of December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

On February 24, 2017, these consolidated financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. M. Salvador Cruz Flores, Deputy Director of Accounting and Fiscal Matters, and Mr. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

b. Basis de measurement

These consolidated financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost or present value. The principal items measured at fair value are derivative financial instruments ("DFIs"). The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

On-going concern

The consolidated financial statements have been prepared on a going concern basis, which assumes that PEMEX can meet its payment obligations.

For the years ended December 31, 2016 and 2015, PEMEX recognized net losses of Ps. 296,007,162 and Ps.712,567,400, respectively, caused mainly by the decrease in international oil prices, which impacted its sales; the high tax burden applicable to the industry as well as the depreciation of the value of the peso against U.S. dollar. Additionally, as of December 31, 2016 and 2015, PEMEX had a negative equity of Ps. 1,333,790,798 and Ps. 1,331,675,898 respectively and a negative working capital of Ps. 66,538,365 as of December 31, 2016 and Ps. 176,207,224, as of December 31, 2015.

PEMEX's principal use of funds in 2016 was primarily the repayment of debt, amounting to Ps. 702,152,891, cash flow strengthening through the actions listed below, acquisitions of wells, pipelines, properties, plant and equipment and business acquisitions, amounting Ps. 180,911,057, which were met primarily with cash provided by net cash flows from financing activities and Mexican Government contributions that totaled Ps. 917,042,382.

As of December 31, 2016, PEMEX's net cash flow used in operating activities of Ps. 17,830,775 continued to be less than the resources needed to fund its net capital expenditures of Ps. 214,889,491. Total sales decreased by 7.4% as of December 31, 2016, from Ps. 1,166,362,469 in 2015 to Ps. 1,079,507,443 in 2016.

PEMEX believes net cash flows from its operating and financing activities, including the establishment of lines of credit with certain banks and new financing schemes, will be sufficient to meet its working capital, debt service and capital expenditure requirements in the following 12 months from the date of issuance of these consolidated financial statements, due to the adjusted investment, taxation and financing plans made jointly with Mexican Government, to address declining oil prices and maintain its financial strength and flexibility.

Due to the decrease in international hydrocarbon prices since 2014, PEMEX's operating results and financial situation, particularly liquidity, had negative effects. In 2016 PEMEX faced the situation by taking two principal actions: i) and expense adjustment and ii) a business strategy implementation which redefined PEMEX as a Productive Stated-owned Company allowing to take advantage to opportunities from the Energy Reform. PEMEX received, among other things, the following benefits from this Energy Reform:

Notwithstanding the negative results and adverse environment faced by PEMEX, PEMEX believes that the benefits from the structural changes arising from the Energy Reform described in Note 1 and the actions taken by the management are aimed at ensuring the continuity of PEMEX's operations, reducing costs, generating more revenue and operating more efficiently. PEMEX received, among other things, the following benefits from the Energy Reform:

- PEMEX maintained existing customer contracts with the possibility of extending these contracts, thereby ensuring significant revenue from the sale of products and services.

- As a result of the first bidding process for exploration and production fields (referred to as Round Zero), PEMEX retained 96% of proved reserves in the country. PEMEX also has the opportunity to participate, either by itself or jointly with any other participant, in the auction processes that will allocate the right to explore proved and possible reserves located in the remaining fields.

- As part of the additional financial support for PEMEX announced by the *Secretaría de Hacienda y Crédito Público* (Ministry of Finance and Public Credit, or the "SHCP"), PEMEX received a capital contribution of Ps. 26,500,000.

- The renegotiation of pension obligations resulted in a decrease in liabilities for employee benefits of Ps. 194,703,087 and in an increase in profit of Ps. 184,272,433 for the year ended December 31, 2015. On August 3, 2016, the Mexican Government assumed the payment liabilities under PEMEX's pensions and retirement plans. In connection with this transaction, PEMEX received Ps. 184,230,586 in promissory notes (valued as of June 29, 2016) issued by the Mexican Government, which were delivered in exchange for the Ps. 50,000,000 promissory notes issued to PEMEX on December 24, 2015, which was recognized as a Ps. 135,439,612 increase in equity. The Ps. 135,439,612 increase in equity was the result of the Ps. 184,230,586 value of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by PEMEX on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which PEMEXreceived the promissory notes. On August 15, 2016, PEMEX exchanged Ps. 47,000,000 of these promissory notes for short-term Mexican Government debt securities, known as *Bonos de Desarrollo del Gobierno Federal* (Development Bonds of the Federal Government or "BONDES D"). PEMEX then sold the BONDES D to Mexican development banks at market prices.

- As a result of the capital contributions described in the two immediately preceding bullet points, the increase in Certificates of Contribution "A" as of December 31, 2016 totaled Ps. 161,939,612, composed of (i) the capital contribution of Ps. 26,500,000 made on April 21, 2016, and (ii) the increase in equity in the amount of Ps. 135,439,612 made on August 15, 2016

In order to ensure compliance with its obligations and operate competitively and efficiently, PEMEX is being redefined by implementing, among other, the following actions:

- Reduction in the annual budget for 2016 in the amount of Ps. 100,000,000 to partially offset the decline in income and budgeted expenses without significantly affecting production targets for oil and gas. This budget is prepared on an annual basis proposed by executive branch of the Mexican Government and approved by Chamber of Deputies.

- Identification of opportunities for joint arrangements that can generate additional income and savings in investment costs.

  With the Adjustment Budget Plan for 2016, PEMEX achieved the following four primary objectives:

  •Increased its efficiency to be more competitive in the hydrocarbon sector in Mexico;
  •Focused on more profitable investments;
  •Established partnerships with private sector in strategic projects; and promoted further development in sectors where private investment will provide economic growth in Mexico.
  •Identification of opportunities for joint arrangements that can generate additional income and savings in investment costs as the following:

  PEMEX, associated with Chevron and Inpex, resulted winners of the bidding for the area 3 located in Cinturón Plegado Perdido in round 1.4. The bidding process was considered an additional royalty of 7.44% of the basic royalty of 7.5% defined in the law.

  PEMEX will continue participating in the following bidding rounds, as indicated in the Business Plan, carrying out more strategic alliances and taking advantage of the Energy Reform. PEMEX is preparing its participation, both deep and shallow waters and onshore fields in the rounds 2.1, 2.2. and 2.3, which are scheduled to take place by June and July, 2017.

  On February 23, 2017, as result of a competitive tender, PEMEX announced that the Air Liquide Mexico S.A. de R.L. de C.V. Company is the partner that will supply hydrogen to the refinery Miguel Hidalgo in Tula, for the next 20 years. Air Liquide Mexico, is a world leader Company in the production of industrial gases with presence in more than 80 countries.

- Migration of existing assignments of reserves to other companies, which will improve the tax regime applicable to PEMEX. Petróleos Mexicanos' Board of Directors approved the first migration of deep water assignments to exploration and production contracts with respect to the Trión Block assignments, located in the Mexican part of Cinturón Plegado Perdido in the Gulf of Mexico. Due to their depth (beyond 2,500 meters), the Trión Block assignments require a high level of technical complexity and financial investment, and PEMEX intends to form alliances with specialized private companies. On July 28, 2016, the National Hydrocarbons Commission published the tender offer and bidding package to select a partner for Pemex Exploration and Production to carry out exploration and extraction activities in the Trión block field assignments. PEMEX expects these contracts to be awarded on December 5, 2016. The suggested minimum plan for this bidding process considers two delimitation wells, one exploratory well and the acquisition of 1,250 square kilometers of specialized 3D seismic information On December 5, 2016, PEMEX accomplished its first Strategic Alliance: Trión. This field holds approximately 485 million barrels of crude oil equivalent in reserves 3p. In total, it will require an investment of US $11,000,000. The field will begin its production in 2023, reaching a maximum production of 118 thousand of barrels per day in 2025. In this block, the operating partner BHP-Billiton has a 60% of participation and Pemex 40%. The process of tender was slightly different from the round 1.4 since considered a minimum carry of $ 570,000, an additional royalty as variable of the offer with maximum cap of 4%, and an additional carry as variable of breakpoint. The Australian BHP-Billiton company was the winner, offering US $ 18,000 more as additional carry that the British BP company. Pemex's investment in Trion starts to produce is US$ 1,600, 000. The carry is the investment that the partner will be in name of PEMEX in the development of the project that will be of US $ 1,131,000; Therefore, Pemex will only need to invest $468,000.

In addition the Board of Directors of PEMEX recently approved the request to the Ministry of Energy for the farm-outs related to the Ayín-Batsil shallow water fields in the Campeche Basin. These fields are located at water depths of 160 meters. This shallow-water farm-out may be included in the first bidding round of Round 2, which is expected to consist of 15 blocks to be awarded by June 2017.

- Adjustments to investments and financing plans, including the establishment of credit lines with certain banks and new financing schemes.

- PEMEX has adjusted its financing strategy to diversify its sources of funding. Specifically, PEMEX has undertaken the following transactions based on this strategy:

  •On June 17, 2016, Pemex Exploration and Production obtained approximately U.S. $1,100,000 in connection with the sale and leaseback of certain infrastructure assets used for oil and gas activities. This transaction was recognized as a financing activity due to the fact that PEMEX retained all of the risks and benefits associated with ownership of the asset and substantially all of the operating rights of the asset.

  •On July 8, 2016, Pemex Industrial Transformation obtained approximately U.S. $600,000 in connection with the sale and leaseback of a plant located in the Madero Refinery. As part of this transaction, Pemex Industrial Transformation entered into a 20-year financial lease agreement pursuant to which Pemex Industrial Transformation will retain the operation of this plant and the title and ownership will revert to Pemex Industrial Transformation at the end of this period following payment of an agreed price. This transaction was recognized as a financing activity due to the fact that PEMEX retained all of the risks and benefits associated with ownership of the asset and substantially all of the operating rights of the asset.

- As of January 1, 2016, new employees receive a defined contribution plan in which both PEMEX and employees contribute to the employee's individual account instead of a defined benefit plan in which only PEMEX contributes. Additionally, PEMEX will provide existing employees with the option to migrate from a defined benefit plan to a defined contribution plan.

- Sale of non-essential assets to obtain working capital. On September 28, 2016, PEMEX announced the divestiture of its 50% interest in the Gasoductos de Chihuahua pipeline joint venture with Infraestructura Energética Nova, S.A.B. de C.V. (or IEnova). As a result of the divestiture, IEnova now owns a 100% interest in Gasoductos de Chihuahua. PEMEX sold its interest for Ps. 22,684,736, resulting in a Ps. 15,211,039profit for PEMEX. This transaction was authorized by the Comisión Federal de Competencia Económica (Federal Economic Competition Commission, or COFECE).

- The Mexican Government amended the fiscal regime applicable to PEMEX that will enable it to deduct more of its exploration and production costs. Under the current low oil price environment, PEMEX estimates (based on the average price of crude oil during the first ten months of 2016 and an estimate of prices for the remainder of 2016 of approximately U.S. $35.00 per barrel) that the amount of the hydrocarbon extraction duty that PEMEX will have to pay for the year ended December 31, 2016 will be reduced by approximately Ps. 40,829,220, as compared to the amount PEMEX would have to pay for this duty if this change in the fiscal regime had not been implemented.

- During 2016, PEMEX paid the total outstanding balance due to suppliers and contractors as of December 31, 2015 as part of its effort to repay such balances.

- On July 8, 2016, the Board of Directors of Petróleos Mexicanos approved a proposal of the annual consolidated budget of Petróleos Mexicanos and the subsidiaries entities for 2017, which was subsequently approved by the Chamber of Representatives on November 10, 2016. The annual consolidated budget of Petróleos Mexicanos and the subsidiaries entities for 2017 is of approximately Ps. 391,946,173 as compared to the Ps. 378,282,000 annual consolidated adjusted budget for 2016 which allow PEMEX to achieve its production targets for 2017.

  - On October 3, 2016, Petróleos Mexicanos completed a liability management transaction that consisted of the following:

    a)On September 21, 2016, Petróleos Mexicanos issued (i) U.S. $2,000,000 aggregate principal amount of its 4.625% Notes due 2023 and (ii) U.S. $2,000,000 aggregate principal amount of its 6.750% Bonds due 2047 in an offering concurrent with the liability management transaction. With proceeds derived from this issuance, Petróleos Mexicanos purchased U.S. $1,344,775 aggregate principal amount of the following outstanding securities on October 3, 2016:

Securities	Principal Amount	
8.000% Notes due 2019	U.S. $	687,725
5.750% Notes due 2018		657,050
Total	U.S. $	1,344,775

    b)In addition, on October 3, 2016, Petróleos Mexicanos consummated the following exchanges of securities:

Securities	Principal Amount	
Outstanding securities accepted for exchange:		
5.750% Notes due 2018	U.S. $	73,288
5.500% Bonds due 2044		1,591,961
Total	U.S. $	1,665,249
New securities issued in exchange for accepted outstanding securities:		
4.625% Notes due 2023	U.S. $	69,302
6.750% Bonds due 2047		1,500,000
Total	U.S. $	1,569,302

On November 3, 2016, PEMEX announced its business plan for the five-year period from 2016 through 2021, which describes, among other things, its intent to strengthen its financial balance and reduce financial losses in its national refining system and its plans for continued cost cutting and administrative discipline and the establishment of additional alliances, including an intensive farm-outs program.

The business plan was formulated with realistic and conservative premises, which does not include additional income from disposal assets. The financial scenario for 2017 marks a starting point in trends shown as of December 31, 2016; PEMEX estimated a budget financial surplus of Ps. 8,400,000 and a production platform of 1,944 million barrels per day and projecting income with an average crude oil price of US $42.00 per barrel.

PEMEX's business plan for Pemex Exploration is focused on the most profitable assignments (after taking taxes into account), as well as towards farm-outs. With respect to Pemex Industrial Transformation, PEMEX is seeking partnerships for auxiliary services and the reconfiguration of certain refineries, as well as the liberalization of gasoline and oil prices. In turn, Pemex Logistics PEMEX intends to provide profitable and competitive services to multiple customers.

- Some of the most immediate milestones achieved as a result of the opportunities provided by the energy reform and as part of the initial implementation of PEMEX's business plan include (i) reducing the spread between the yield of its bonds and Mexico's benchmark government bonds, thereby allowing it to improve the terms of its financing arrangements, (ii) launching partnerships with other companies, commonly referred to as "farm-outs," related to the Trión deep water fields and the Ayín-Batsil shallow water fields, in connection with Pemex Exploration and Production's strategy to increase production by 15%, and (iii) the sale of PEMEX's stake in Gasoductos de Chihuahua, S. de R.L. de C.V. (or Gasoductos de Chihuahua) in connection with Pemex Logistics' strategy to focus on the most profitable and strategic markets.

- PEMEX's business plan also sets forth certain objectives it hopes to achieve with respect to its subsidiary entities. PEMEX intends to focus Pemex Exploration and Production's investments towards the most profitable assignments (after taking taxes into account), as well as towards farm-outs and other partnerships that are intended to help increase its hydrocarbons production. With respect to Pemex Industrial Transformation, PEMEX is seeking partnerships for auxiliary services and the reconfiguration of certain refineries, which it expects will improve the reliability and efficiency of its operations by reducing the frequency of non-scheduled shutdowns and maintenance lags, which could reduce losses associated with this business segment. In turn, Pemex Logistics is being transformed from a company designed to ensure that Petróleos Mexicanos and its subsidiaries are properly supplied to one intended to provide profitable and competitive services to multiple customers. PEMEX's business plan also describes its goal to increase the profitability of Pemex Fertilizers and Pemex Ethylene.

PEMEX is not subject to the Ley de Concursos Mercantiles (the Bankruptcy Law) and none of PEMEX's existing financing agreements include any clause that would lead to the demand for immediate payment of the respective debt due to having negative equity.

In accordance with IAS 1, "Presentation of Financial Statements" ("IAS 1"), management does not intend to liquidate PEMEX or to cease trading. PEMEX prepared its unaudited condensed consolidated interim financial statements as of September 30, 2016 and December 31, 2015 on a going concern basis.

However, PEMEX has had recurring net losses from its operations and negative equity, which cast significant doubt upon the entity's ability to continue as a going concern. PEMEX has disclosed the circumstances that have caused these negative trends and the actions it is taking to face them. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

c. Functional and reporting currency and translation of foreign currency operations

These consolidated financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and reporting currency, due to the following:

i. the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii. Petróleos Mexicanos and its subsidiary entities have budgetary autonomy, subject only to maintaining the financial balance (the difference between income and total net spending, including the financial cost of the public debt of the Mexican Government and the entities directly controlled by the Mexican Government) and the spending cap of personnel services proposed by SHCP and approved by the Mexican Congress, in Mexican pesos.

iii. Employee benefits provision was approximately 34% and 41% of PEMEX's total liabilities as of December 31, 2016 and 2015, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv. cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of several products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

Mexico's monetary policy regulator, the Banco de México, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in the country.

Translation of financial statements of foreign operations

The financial statements of foreign subsidiaries and associates are translated into the reporting currency by identifying initially if the functional currency is different from the recording currency of the foreign operations, in which case,, the recording currency is translated into the functional currency and then into the reporting currency using the year-end exchange rate of each period for assets and liabilities items; the historical exchange rate at the date of the transaction for equity items; and the weighted average exchange rate of the period for income and expenses reported in the statement of comprehensive income.

Conversión de estados financieros consolidados de operaciones extranjeras.

Los estados financieros de las subsidiarias y asociadas extranjeras se convierten a la moneda de reporte, identificando inicialmente si la moneda funcional y la de registro de la operación extranjera son diferentes, en cuyo caso, se lleva a cabo la conversión de la moneda de registro a la moneda funcional y posteriormente a la de reporte, utilizando para ello el tipo de cambio de cierre del período para las cuentas de activos y pasivos; al tipo de cambio histórico para las cuentas de patrimonio; y al tipo de cambio promedio ponderado del período para las cuentas de resultados.

d. Terms defiinition

References in these consolidated financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "US$" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates, products and prices.

Note 3. Significant accounting policies

The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these consolidated financial statements, as well as the recorded amounts of revenue, costs and expenses during the year.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and the effects of such revisions are recognized in the period in which any estimates are revised and in any future periods affected.

Information about critical accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements are described in the following notes:

- Note 3(d) Financial instruments
- Note 3(g) Wells, pipelines, properties, plant and equipment; Successful efforts method
- Note 3(i) Impairment of non-financial assets
- Note 3(k) Provisions
- Note 3(l) Employee benefits
- Note 3(m) Income taxes and duties;
- Note 3(o) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies, which have been consistently applied to each of the years presented and followed by PEMEX in the preparation of its consolidated financial statements:

a. Basis of consolidation

The consolidated financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies as defined in Note 1. All intercompany balances and transactions of the consolidated companies; income and expenses, as well as unrealized profits and losses resulting from operations between them have been eliminated in the preparation of the consolidated financial statements pursuant to IFRS 10, "Consolidated Financial Statements" ("IFRS 10").

Unrealized profits arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized profits but only to the extent that there is no evidence of impairment.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

Petróleos Mexicanos controls a subsidiary when it is exposed to or has rights to variable returns from the company and has the ability to affect those returns through its power over the company.

The financial statements of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of Petróleos Mexicanos' consolidated financial statements applying the same accounting policies.

For more information about Subsidiary Companies, see Note 4.

Permanent investments in associates and joint arrangements

Associates are those entities in which PEMEX has significant influence but not the power to control financial and operational decisions. It is presumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint arrangements are those arrangements whereby two or more parties have joint control. A joint arrangement is either a joint venture, where the parties have rights to the net assets of the arrangements, or a joint operation, where the parties have rights to the assets, and obligations for the liabilities.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to the share of each party and in accordance with the applicable IFRS for each of those items. The investment cost includes transaction costs.

These consolidated financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

For more information about associates and joint arrangements, see Note 11.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the consolidated statements of financial position, the consolidated statements of changes in equity (deficit) as "non-controlling interests" and as "net income and comprehensive income for the period, attributable to non-controlling interests," in the consolidated statements of comprehensive income.

Dividends in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board of Directors. The corresponding amount is recognized directly in equity.

Distributions of dividends in non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to these measurements of the fair value, between the date on which the distribution is declared and the date when the assets are transferred, are recognized directly in equity.

Any difference between the carrying amount of the liability for distribution of dividends and the carrying amount of the assets distributed is recognized in the consolidated statements of comprehensive income when dividends in non-cash asset are distributed.

b. Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non -controlling interest in the acquiree.

When PEMEX acquires a business, it assesses the assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contractors by the acquiree. Acquired petroleum reserves and resources that can be reliably measured are recognized separately in the assessment of fair values on acquisition. Other potential reserves and rights, for which fair values cannot be reliably measured, are not recognized separately, but instead are subsumed in goodwill.

Business combination achieved in stages, any previously held equity interest is measured at its acquisition date fair value, and any resulting gain or loss is recognized in the statement of profit or loss and other comprehensive income.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and with the scope of IAS 39 Financial instruments: Recognition and Measurement is measured at fair value, with changes in fair value recognized in the statement of comprehensive income. If contingent consideration is not with the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not remeasured, and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the fair value of the identifiable net assets acquired and liabilities assumed. If the fair value of the identifiable net assets acquired is in excess of the aggregate consideration transferred (bargain purchase), before recognizing a gain, PEMEX reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the statement of comprehensive income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of Cash Generating Unit that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquire are assigned to those units.

Where goodwill forms part of Cash Generating Unit and part of the operation in that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the Cash Generating Unit retained.

c. Transactions in foreign currency

Transactions in foreign currencies are translated and recorded at exchange rates at the dates of the transactions and/or of the presentation of financial information.

Exchange differences, arising from the settlement of monetary items or from the translation of monetary items into rates different from those at which they were translated on their initial recognition, are recognized in the results of operations in the reporting period, regardless the period when they occurred either the period when they arose or in the previous financial statements. When a gain or loss from a non-monetary item is recognized in other comprehensive results, any exchange difference included in that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss from a non-monetary item is recognized in the operation results, any exchange difference included in that gain or loss is recognized in the results of operations for the period.

d. Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

i. in the principal market for the asset or liability; or

ii. in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

e. Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity instruments; (v) loans and receivables; and (vi) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, available-for-sale financial assets, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as DFIs.

Below are descriptions of the financial instruments policies employed by PEMEX:

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the consolidated statements of comprehensive income for the year. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the consolidated statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-DFIs that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables

Loans and receivables are initially recognized at fair value. After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate ("EIR") method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the statement of comprehensive income.

Derivative financial instruments

DFIs presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired, in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

Objective evidence that a financial asset or group of assets is impaired includes significant financial difficulty of the issuer or obligor, a breach of contract, such as a default or delinquency in interest or principal payments; the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; it becoming probable that the borrower will enter bankruptcy or other financial reorganization; the disappearance of an active market for that financial asset because of financial difficulties; or observable data indicating that there is a measurable decrease in the estimated future cash flows. Impairments by asset are:

Impairment of financial assets carried at amortized cost

The impairment of financial assets carried at amortized cost is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset´s original effective interest rate. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss previously recognized shall be reversed in the income result.

Impairment in available - for - sale financial assets

Additionally to the above mentioned, a significant or prolonged decline in the fair value of an available - for - sale financial asset is also objective evidence of impairment.
When there is objective evidence of the impairment of an asset, the accumulated loss recognized in other comprehensive income shall be reclassified from equity to profit or loss even though the financial asset has not been derecognized.

If, in a subsequent period, the impairment loss decreases and the reduction could be objectively related to an event occurring after the impairment recognition, this impairment loss previously recognized shall be reversed in the income result of the period.

f. Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, net of overdrafts, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within 12 months is presented as non-current assets.

g. Inventories and cost of sales

Inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advance payment to suppliers for inventory purchases are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

h. Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are recorded at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable to capitalize as fixed assets, otherwise they are recognized as exploration expenses. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

In accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16"), initial costs of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells.
The cost of financing projects that require large investments and financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the consolidated statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, interest on financing and any other costs directly attributable to start up. In some cases the cost also includes the cost of plugging of wells and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, they are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a significant component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment carried out to maintain the facilities in normal operation conditions are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated economic life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment are significant relative to the total cost of the item, the part is depreciated separately.

Estimated useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is recorded as a deferred liability based on the period in which the assets will provide services to the costumers.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

i. Crude oil and natural gas reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. In accordance with the aforementioned and based on the applicable regulation as of the date of these consolidated financial statements, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes due to they are not PEMEX's property. PEMEX estimates total proved oil and natural gas reserve volumes in accordance with the definitions, methods and procedures established in the Rule 4-10(a) of Regulation S-X ("Rule 4-10(a)") of the U.S. Securities and Exchange Commission ("SEC") as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its consolidated financial statements, including, for example, in the depreciation and amortization line item.

j. Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset or its cash-generating unit exceeds the recoverable amount, PEMEX records an impairment charge in its consolidated statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash flows independently from other assets or groups of assets.

The recoverable amount of an asset or a cash-generating unit is defined as the higher of its fair value minus the costs of disposal and its value in use. The value in use is the discounted present value, of the net future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit, assuming that such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined using the value in use based on the proved reserves and probable reserves in some cases, for the risk factor associated with such reserves.

Both impairment losses and reversals are recognized in the costs and expenses in which the depreciation and amortization are recognized. Impairment losses may not be presented as part of the costs that have been capitalized in the value of any asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other permanent investments are recognized as profit (loss) sharing in associates.

An impairment loss shall be reversed if there has been a change in the estimates used since the date when the impairment loss was recognized. These reversals will not exceed the carrying value of the asset as though no impairment had been recognized. Impairment losses and reversals are presented in a separate line item in the statement of comprehensive income.

k. Leases

The determination of whether an agreement is or contains a lease is based on the economic substance of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant effective interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease and variable rent payments are recognized in the operating results on an accrued basis.

l. Provisions

PEMEX recognizes provisions when, as a result of a past event, PEMEX has incurred a legal or assumed present obligation for which a future disbursement is probable and the value of such disbursement is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted as expenses or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period expenses.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information adequate to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of wells, pipelines, properties, plant and equipment and their components are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not estimated. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

m. Employee benefits

Beginning January 1, 2016, PEMEX operates both, defined contribution plan and defined benefit pension plan. Until December 31, 2015, PEMEX only operated a defined benefit pension plan.

Defined contribution plan

In this plan both PEMEX and the employees contribute to the worker's individual account. PEMEX's contributions are recognized on an accrual basis as cost, expense or asset, and credited to liability.

Contributions to the defined contribution plan that are not expected to be fully settled within 12 months after the end of the annual reporting period in which the employee rendered related services; they will be discounted using the defined benefit plan discount rate.

Defined benefit plan

Under the defined benefit plan PEMEX is the only one who contributes to a trust which is managed separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive results for the period in which they are determined.

The costs of prior services are recognized within profit or loss for the period in which they are determined.

The asset or liability in the defined benefit plan comprises the present value of the defined benefit obligation less the fair value of plan assets for which obligations have to be settled. The value of any asset is limited to the present value of any economic benefit represented by the plan reimbursements or reductions of the future contributions to the plan.

In addition, other long term employee benefits include the seniority premiums payable for disability, death and survivors benefits, medical services, gas and basic food basket for beneficiaries.

Termination benefits are recognized in profit or loss for the year in which they are incurred.

n. Income taxes and duties

Current income tax

Current income tax assets or liabilities for the current and prior years are measured at the amount expected to be paid or recovered from the taxation authorities, using the tax rates that have been enacted or substantively enacted by the end of the year. Current income taxes related with items that are recognized in equity are presented directly in other comprehensive income. Periodically, PEMEX evaluates on an ongoing basis the regulations that are subject to interpretation and creates corresponding provisions when necessary.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists on the recognition of deferred taxes by applying tax rates applicable to the income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these consolidated financial statements. Deferred tax liabilities are recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

- The initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

- taxable temporary differences associated with investments in subsidiaries, branches and associates, and interest in joint arrangements, when the parent, investor, joint venture or joint operator is able to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

  Deferred tax assets are recognized for all deductible temporary differences, carry forward of both unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against deductible temporary differences, and that the carry forward of both unused tax credits and unused tax losses can be utilized, unless:

- The deferred tax asset relating to deductible temporary difference arises from the initial recognition of asset or liability derived from a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period. PEMEX reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that a sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilized in whole or in part. Unrecognized deferred tax assets are revalued at each reporting date and will be recognized to the extent that it is probable that future taxable income will be sufficient to allow for the recovery of the deferred tax asset.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities related with items that are recognized in equity shall be presented directly in other comprehensive income.

Deferred tax assets and deferred tax liabilities are offset, if PEMEX has a legal right to set off current tax assets against current tax liabilities and are levied by the same taxation authority or the same taxable entity.

Income taxes and duties

PEMEX is subject to taxes and special duties, which are based on the value of hydrocarbons extracted, with certain deductions.
These taxes and duties are recognized in accordance with IAS 12, "Profit Tax" (IAS 12), when they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined on a formula that considers the remaining of income (or extraction valued at a selling price) less expenses. Taxes and duties that meet this criteria should be recognized for current and deferred income tax based on the above paragraphs. Taxes and duties that do not meet this criteria are recognized as liabilities, affecting the costs and expenses relating to the transactions that gave rise to them.

o. Impuesto Especial sobre Producción y Servicios
(Special Tax on Production and Services, or "IEPS Tax")

The IEPS Tax charged to customers is a witholding on domestic sales of gasoline, diesel and fossil fuels. The applicable quotas depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

p. Contingencies

Contingency losses are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

q. Revenue recognition

Sales revenue is recognized at the moment when the risks and benefits of ownership of crude oil, refined products, natural gas, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

- in accordance with contractual terms;
- the moment at which the customer picks up product at PEMEX's facilities; or
- the moment at which PEMEX delivers the product to the delivery point.

Services rendered are recognized as services income when the customers accept the receipt of the services.

r. Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX's consolidated statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Cost of sales

Cost of sales represents the acquisition and production costs of inventories at the time of sale. Cost of sales mainly includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Other revenues (expenses), net

Other revenues (expenses), net consist primarily of income from the sale of Gasoductos de Chihuahua investment, a tax incentive due to Profit-sharing duty, recoverable taxes and duties of prior years, partially offset by the loss of the transfer of assets to CENAGAS.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection to the storage, sale and delivery of products, such as depreciation and operating expenses associated with these activities.

Administrative expenses

Administrative expenses are costs related to PEMEX's administrative personnel, which include personnel-related expenses.

Financing income

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to financing operations minus any portion of the financing cost that is capitalized.

Derivative financial instruments (cost) income, net

Derivative financial instruments (cost) income represents the net effect of the profit or loss for the year associated with DFIs.

Exchange loss, net

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income of the period.

s. Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

t. Non-current assets held for sale, non-current assets held for distribution to owners and discontinued operations

Non-current asset held for sale

PEMEX classifies a non-current asset, or disposal group of assets, as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use; the asset or group of assets is available in its present conditions for immediate sale and the sale is expected to be completed within one year from the date of classification, with certain exceptions.

Non-current assets classified as held for sale are measured at the lower of its carrying amount, and fair value minus cost of sales and it is presented in a separate line item in the consolidated financial statements. Non-current assets classified as held for sale are not subject to depreciation or amortization after the classification as held for sale.

The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position. Those assets and liabilities are not offset and presented as a single amount.

Non-current asset held for distribution to owners

When PEMEX compromises to distribute a non-current asset, or disposal group of assets, to owners, this asset or disposal group of assets, is classified as held for distribution to owners if: a) non-current asset or disposal group of assets, is available for immediate distribution in their present conditions and b) the distribution must be highly expected to be completed within one year from the date of classification, with certain exceptions.

Non-current assets classified as held for distribution are measured at the lower of its carrying amount and fair value less cost of distribution and it is presented in a separate line item in the consolidated financial statements. Non-current assets classified as held for distribution are not subject to depreciation or amortization after the classification as held for distribution.

The liabilities of a disposal group classified as held for distribution to owners are presented separately from other liabilities in the statement of financial position. Those assets and liabilities shall not be offset and shall be presented as a single amount.

Discontinued operations

A discontinued operation is a component of PEMEX that either has been disposed of or is classified as held for sale, and either:

- Represents a separate major line of business or geographical area of operations;
- is part or a single coordinated plan to dispose of a separated major line of business or geographical area of operations; or
- is a subsidiary acquired exclusively with a view to resale.

The revenues or expenses from discontinued operations including profits or losses from previous years are presented in a specific line item in the consolidated financial statement of comprehensive income.

u. New accounting policies not yet adopted

The IASB issued the new IFRS mentioned below, which are applicable to PEMEX and are effective for annual periods beginning January 1, 2016:

Amendments to IAS 16 and IAS 38 "Intangible Assets" ("IAS 38")

- The amended IAS 16 prohibits entities from using revenue-based depreciation methods for items in property, plant and equipment.
- The amended IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in two limited circumstances: a) the intangible asset is expressed as a measure of revenue; or b) ordinary revenue and the life of the assets are highly associated.
- The expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset.

The amendments had no impact on these consolidated financial statements.

Amendments to IFRS 11, "Joint Arrangements" ("IFRS 11")

- The amendments to IFRS 11 address how a joint operator should account for the acquisition of an interest in a joint operation that constitutes a business. IFRS 11 now requires that such transactions be accounted for using the related principles to business combination accounting established in IFRS 3, "Business Combinations" ("IFRS 3"), and additionally requires certain related disclosures.

- The amendments also require disclose significant information required by IFRS 3.

- The most significant impact of the amendments to IFRS 11 will be the recognition of goodwill (when there is an excess of the transferred consideration over the identifiable net asset) and the recognition of deferred tax assets and liabilities.

- These amendments also apply when a business is contributed to the joint operation upon its creation.

The amendments had no impact on these consolidated financial statements.

Amendments to IFRS 5, "Non-Current Assets Held-for-Sale and Discontinued Operations" ("IFRS 5").

The amendments to IFRS 5 introduce specific guidance for the reclassification of an asset from held-for-sale to held-for-distribution-to-owners (or vice versa) or the discontinuation of held-for-distribution accounting.

The amendments state that:

- Such reclassifications should not be considered changes to a plan of sale or a plan of distribution to owners and that the classification, presentation and measurement requirements applicable to the new method of disposal should be applied; and

- Assets that no longer meet the criteria for held-for-distribution-to-owners (and do not meet the criteria for held-for-sale) should be treated in the same manner as assets that cease to be classified as held-for-sale.

The amendments had no impact on these consolidated financial statements.

Amendments to IFRS 7, "Financial Instruments: Disclosures" ("IFRS 7")

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract constitutes continuing involvement in a transferred asset for purposes of the required disclosure relating to transferred assets.

The amendments apply retrospectively; however, to avoid the risk of hindsight affecting the determination of the required fair value disclosure, an entity is not required to apply the amendments to any period beginning prior to the annual period during which the amendments are first applied. The amendments also include an amendment to IFRS 1, "First Time Adoption of International Financial Reporting Standards (IFRS 1)."

The amendments apply retrospectively in accordance with IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors" ("IAS 8").

The amendments had no impact on these consolidated financial statements.

Amendments to IAS 19, "Employee Benefits" ("IAS 19")

The amendments to IAS 19 clarify those investment-grade corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments also provide for the assessment of the depth of the market for investment-grade corporate bonds at the relevant currency level.

The amendments apply retrospectively in accordance with IAS 8.

The amendments had no impact on these consolidated financial statements.

v. New IFRS not yet adopted

The IASB issued amendments and new IFRS that are not effective as of the issuance date of these consolidated financial statements but could have effect in subsequent PEMEX's financial information. Amendments that will be applicable in 2017:

IAS 12 "Income Taxes: Recognition of Deferred Tax Assets for Unrealized Losses" ("IAS 12")

The IASB issues amendments to IAS 12 to clarify the diversity of practices in the recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value. The amendments to IAS 12 include some explanatory paragraphs and an illustrative example.

The amendments clarify the following aspects of IAS 12:

- Unrealized losses on debt instruments measured at fair value for accounting purposes and measured at cost for tax purposes give rise to deductible temporary differences regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use.

- The carrying amount of an asset does not limit the estimation of probable future taxable profits.

- Estimates of future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

- An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are to be applied retrospectively and are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

Amendments to IAS 7 "Statement of Cash Flows" ("IAS 7")

The IASB issued amendments to IAS 7. The amendments are intended to clarify disclosure provided to user of financial statements about an entity's financing activities.

Changes

The amendments in IAS 7 come with the objective that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

To achieve this objective, the IASB requires that the following changes in liabilities arising from financing activities are disclosed: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effects of changes in foreign exchange rate; (iv) changes in fair values; and (v) other changes.

The IASB defines liabilities arising from financing activities as liabilities "for which cash flows were, or future cash flows will be, classified in the statements of cash flows as cash flows from financing activities." It also stresses that the new disclosure requirements also relate to changes in financial assets if they meet the same definition.
The amendments state that one way to fulfill the new disclosure requirements is to provide reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.

Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

The amendments are effective for annual periods beginning on or after 1 January 2017. Earlier application is permitted. Entities need not provide comparative information when they first apply the amendments.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

IFRS 12 "Disclosure of Interest in Other Entities" (IFRS 12) - Annual Improvements to IFRS 2014 - 2016 Cycle.

As of December 2016, IASB published Annual Improvements to IFRS 2014 - 2016 Cycle, through clarified the scope of IFRS 12, by specifying that the disclosure requirements apply to all subsidiaries, join arrangements, associates and unconsolidated structured entities clasified as held for sale, as held for distribution or as discontinued operations in accordance with IFRS 5, considering certain exceptions.

The amendments are going to be applied restrospectively and are effective for anual periods beginning on or after 1 January 2017.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

Amendments effective for periods beginning in 2018:

IFRS 15, "Revenue from Contracts with Customers" ("IFRS 15")

IFRS 15 describes a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

The core principle of the new IFRS 15 is that an entity should recognize revenue to represent the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

Pursuant to IFRS 15, an entity should:

- Identify customer contracts that fall within the scope of the new standard;
- identify the separate performance obligations in the contract based on the following criteria: i) sales of goods or services, separately, ii) sales that are dependent or interrelated with other products or services; and iii) homogeneous and consistent sales pattern;
- determine the price of the transaction by applying the following considerations: i) variable consideration and constraining estimates of variable consideration; ii) the existence of a significant financing component in the contract; iii) any non-cash consideration; and iv) the consideration payable to the customer;
- allocate the transaction price to each separate performance obligation; and
- recognize revenue when (or as) each performance obligation is satisfied either over time or at a point in time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2018, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

IFRS 9, "Financial Instruments" ("IFRS 9"(2014))

The IASB issued IFRS 9 (2009) and IFRS 9 (2010), which introduced new classification and measurement requirements. In 2013, the IASB released a new model for hedge accounting. The final version of IFRS 9, which was issued in July 2014 ("IFRS 9 (2014)"), replaces the previous versions of IFRS 9 and completes the IASB's project to replace IAS 39, "Financial Instruments."

The package of improvements introduced by IFRS 9 (2014) includes a logical model for classification and measurement, a single, forward-looking "expected loss" impairment model and a substantially reformed approach to hedge accounting.

Classification and Measurement

Classification under IFRS 9 (2014) determines how financial assets and liabilities are recognized in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the cash flow characteristics of the financial asset and the entity's business model for managing the financial assets. This principle-based approach replaces the existing classification and measurement requirements.

Impairment

As part of IFRS 9 (2014), the IASB introduced a new, single impairment model that is applicable to all financial instruments and eliminates the complexity associated with multiple impairment models. The new impairment model requires an entity to recognize expected credit losses on a timelier basis and to update the amount of expected losses throughout the useful life of a financial instrument. Additional disclosure is required to describe the basis for recognizing expected credit losses and any changes in the estimated amount of expected credit losses.

Hedge Accounting

IFRS 9 (2014) includes significant changes to hedge accounting, such as new disclosure requirements that require a description of an entity's risk management activities. The new model represents a comprehensive review of hedge accounting and aligns the accounting with risk management in order to better reflect risk management activities in the financial statements. These changes are intended to provide better disclosure about the risks that an entity faces and the impact of risk management activities on its financial information.

Credit Risk

IFRS 9 (2014) also aims to eliminate the volatility in financial results caused by changes in the credit risk of liabilities that are measured at fair value. Under IFRS 9 (2014), earnings from the impairment credit risk of liabilities are recognized in other comprehensive income rather than directly in profit or net loss.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. Additionally, the new standards relating to credit risk may be applied early and in isolation, without adopting other modifications to the recognition of financial instruments.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

IAS 28 "Investments in Associates and Join Ventures" (IAS 28) - Annual Improvements to IFRS 2014 - 2016 Cycle.

As of December 2016, the IASB published Annual Improvements to IFRS Cycle 2014 - 2016, through which clarified that a venture capital organization or a mutual fund, unit trust and similar entities may elect, at initial recognition, to measure investment in associate or joint venture at fair value through recognizing the changes in profits.

The amendments are effective for periods beginning on or after January 1, 2018.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

Amendments to IAS 40 "Investment Property" (IAS 40) - Transfers of Investment Property.

- IFRS 16 provides a comprehensive model for the identification of the lease arrangements and their treatment in the financial statements of both lessees and lessors;
- the new standard applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer;
- the distinction between financial and operating leasing is removed, therefore, the assets and liabilities are recognized in respect of all leases, with some exceptions for short-term leases and leases of low-value assets; and
- the standard does not include significant changes to the requirements for accounting by lessors.
  The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that have also adopted IFRS 15, "Revenue from Contracts with Customers."

PEMEX is in the process of assessing the impact this new standard will have on its financial statements.

Note 4. Subsidiary entities and Subsidiary companies

As mentioned in Note 1, due to PEMEX's reorganization, as of December 31, 2016, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Cogeneration and Services, Pemex Drilling and Services, Pemex Logistics, Pemex Fertilizers and Pemex Ethylene.

The consolidated Subsidiary Companies are as follows:

- P.M.I. Marine, Ltd. (PMI Mar) (i)
- P.M.I. Services, B.V. (PMI SHO) (i)
- P.M.I. Holdings, B.V. (PMI HBV) (i)
- P.M.I. Trading, Ltd. (PMI Trading) (i)
- PEMEX Internacional España, S. A. (PMI SES) (i)
- P.M.I. Holdings Petróleos España, S.L. (HPE) (i)
- P.M.I. Services North América, Inc. (PMI SUS) (i)
- P.M.I. Holdings North América, Inc. (PMI HNA) (i)
- P.M.I. Norteamérica, S. A. de C. V. (PMI NASA) (i)
- P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM) (i)(ii)
- PMI Field Management Resources, S.L. (FMR) (i)
- PMI Campos Maduros SANMA, S. de R. L. de C. V. (SANMA) (i)
- Pro-Agroindustria, S. A. de C. V. (AGRO) (i)(iii)
- PMI Azufre Industrial, S. A. de C. V. (PMI AZIND) (i)(iii)
- PMI Infraestructura de Desarrollo, S. A. de C. V. (PMI ID) (i)(iii)
- PMI Cinturón Transoceánico Gas Natural, S.A. de C.V. (PMI CT) (i)(iv)
- PMI Transoceánico Gas LP, S.A. de C.V. (PMI TG) (i)(iv)
- PMI Servicios Portuarios Transoceánicos, S.A. de C.V. (PMI SP) (i)(iv)
- PMI Midstream del Centro, S.A. de C.V. (PMI MC) (i)(iv)
- Pemex Procurement International, Inc. (PPI)
- Hijos de J. Barreras, S. A. (HJ BARRERAS) (ii)
- Pemex Finance, Ltd. (FIN) (ii)
- Mex Gas Internacional, S.L. (MGAS) (v)
- Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V. (III)(vi)

- Kot Insurance Company, AG. (KOT)
- PPQ Cadena Productiva, S.L. (PPQCP)
- III Servicios, S. A. de C. V. (III Servicios)
- PMI Ducto de Juárez, S. de R.L. de C.V. (PMI DJ) (i)(vii)
- PMX Cogeneración Internacional, S.L. (PMI CI) (viii) (x)
- PMX Cogeneración S.A.P.I. de C.V. (PMI COG) (viii)
- PMX Fertilizantes Holding, S.A de C.V. (PMI FH) (viii)
- PMX Fertilizantes Pacífico, S.A. de C.V. (PMI FP) (viii)
- Grupo Fertinal (GP FER) (viii)
- Compañía Mexicana de Exploraciones, S.A. de C.V. (COMESA) (ix)

i. Member Company of the "PMI Group".
ii. Non-controlling Interest Company.
iii. As of 2014, these companies were included in the consolidated financial statements of PEMEX.
iv. As of 2015, these companies were included in the consolidated financial statements of PEMEX.
v. Formerly Mex Gas International, Ltd.
vi. Formerly Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V.
vii. As of January 2016, this company was included in the consolidated financial statements of PEMEX.
viii. As of June 2016, these companies were included in the consolidated financial statements of PEMEX.
ix. As of July, 2016 this company was included in the consolidated financial statements of PEMEX.
x. Formerly Mex Gas Cogeneración S.L.

Note 5. Segment financial information

PEMEX's primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. After the Corporate Reorganization PEMEX's operations are now conducted through eleven business segments: exploration and production, refining, gas and basic petrochemicals, petrochemicals, cogeneration, drilling and services, logistics, ethylene, fertilizers, the Trading Companies and Corporate and Other Subsidiary Companies. Due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices. Beginning January 2016, refining, gas a basic petrochemicals and petrochemicals are reported as an only segment called Industrial Transformation.

The primary sources of revenue for PEMEX's business segments following the Corporate Reorganization are as described below:

- The exploration and production segment earns revenues from sales of domestic crude oil and natural gas, and from exporting crude oil through the Trading Companies. Export sales are made through PMI CIM to approximately 26 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex Industrial Transformation to supply the refining segment.

- The refining segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. Pemex Industrial Transformation sells a significant portion of the fuel oil produced to the Comisión Federal de Electricidad (Federal Electricity Commission, or "CFE") and a significant portion of jet fuel produced to Aeropuertos y Servicios Auxiliares (the Airports and Auxiliary Services Agency). The refining segment's most important products are different types of gasoline.

- The gas and basic petrochemicals segment earns revenues primarily from domestic sources. The gas and basic petrochemicals segment also consumes high levels of its own natural gas production. Most revenues generated by the gas and basic petrochemicals segment are obtained from the sale of natural gas, liquefied petroleum gas, naphtha, butane and ethane.

- The petrochemicals segment is engaged in the sale of petrochemical products to the domestic market, offering a wide range of products. The majority of the revenues generated by the petrochemicals segment come from the production and sale of methane derivatives, ethane derivatives and aromatics and derivatives.

- The cogeneration segment receives income from the cogeneration, supply and sale of electricity and thermal energy; it also provides technical and management activities associated with these services.

- The drilling segment receives income from drilling services, and wells repair and services.

- The logistics segment, operated by Pemex Logistics, earns income from transportation, storage and related services of crude oil, petroleum products and petrochemicals, through strategies such as pipelines and maritime and terrestrial resources, and from the provision of services related to the maintenance and handling of the products and guard and management services.

- The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market.

- The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market.

- The trading companies segment, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

- The segment related to corporate and other Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX's entities and companies.

As mentioned in note 1, as a result of the Energy Reform, PEMEX has been through a corporate reorganization which redistributes the operation of certain operating segments to different productive entities that are presented as of and for the year ended December 31, 2016, 2015 and 2014.

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss). These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX.

As of/for the year ended	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and other Subsidiary Companies	Intersegment eliminations	Total
Sales:											
Trade	-	652,907,260	-	-	-	4,690,140	15,392,552	395,118,329	2,646,503	(5,635,982)	1,065,118,802
Intersegment	615,899,950	83,017,581	-	6,192,980	5,937,705	81,074	824,209	405,268,801	4,529,150	(1,121,751,450)	-
Services income	480,665	33,488,311	167,594	70,112	57,425,449	4,563	1,000,371	542,605	52,176,716	(130,967,745)	14,388,641
Impairment of wells, pipelines, properties, plant and equipment	(189,125,414)	(50,024,578)	-	-	(1,276,508)	-	(5,829,520)	-	-	-	(246,256,020)
Cost of sales	345,995,741	819,555,513	151,355	3,959,328	50,960,142	5,497,824	18,409,729	783,692,738	9,003,349	(1,202,388,783)	834,836,936
Gross income (loss)	459,510,288	(117,783)	16,239	2,303,764	13,679,520	(722,047)	4,636,923	17,236,997	50,349,020	(55,966,394)	490,926,527
Other revenues and expenses, net	27,874,562	7,045,663	-	591,704	(20,209,163)	32,710	63,989	1,704,193	(576,076)	(8,383,471)	8,144,111
Transportation, distribution and sales expenses	-	40,541,959	8,221	6	148,215	185,168	481,727	229,042	49,162	(16,414,121)	25,229,379
Administrative expenses	54,509,047	34,089,323	32,137	983,560	7,178,259	731,478	2,101,834	1,152,433	58,277,309	(48,726,126)	110,329,254
Benefit of the period of employee benefits in general expenses	432,875,803	(67,703,402)	(24,119)	1,911,902	(13,856,117)	(1,605,983)	2,117,351	17,559,715	(8,553,527)	790,382	363,512,005
Operating income (loss)	(109,946,363)	(3,283,416)	(12,055)	(642,711)	(481,741)	(20,217)	(2,980)	(1,341,102)	(163,404,066)	180,268,583	(98,866,068)

Financing income	56,040,129	11,056,344	-	72,995	373,301	4,358	64,582	1,123,729	125,966,368	(180,950,649)	13,751,157
Financing cost	-	3,172	-	-	-	-	-	(1,951,959)	(12,052,200)	-	(14,000,987)
Derivative financial instru ments (cost) income, net	(216,910,062)	(12,745,616)	-	(1,570,317)	(1,155,737)	(29,263)	(2,843)	162,717	(22,869,246)	-	(255,120,367)
Exchange loss, net	(19,987)	(213,634)	-	-	-	-	-	1,543,548	(216,368,706)	216,289,691	1,230,912
(Loss) profit sharing in associates	299,861,810	-	-	(99,807)	-	-	-	6,911,948	(160,137)	-	306,513,814
Taxes, duties and other	(137,822,290)	(72,886,552)	(36,174)	(128,324)	(15,120,294)	(1,651,105)	2,176,110	10,184,700	(297,121,240)	216,398,007	296,007,162)
Net (loss) income	978,573,718	784,705,029	255,823	5,549,397	22,068,516	994,255	5,596,548	128,056,971	602,817,453	(2,181,657,746)	346,959,964
Total current assets	140,700	254,553	-	-	-	-	-	15,285,973	(341,555,752)	346,744,807	20,870,281
Permanent investments in associates	1,107,113,011	313,810,761	-	21,023,629	84,863,659	7,774,427	20,166,145	4,259,145	53,163,237	-	1,612,174,015
Wells, pipelines, properties, plant and equipment, net	2,104,689,904	1,098,938,304	255,823	26,809,006	118,971,062	8,828,551	25,866,099	152,807,814	2,263,606,441	(3,581,817,569)	2,218,955,435
Total assets	330,196,708	661,694,846	341,085	3,015,448	17,391,638	2,257,940	3,659,114	78,632,882	1,490,133,325	(2,173,824,657)	413,498,329
Total current liabilities	1,737,109,328	31,495,026	-	12,489,423	4,382,109	-	-	3,597,938	1,757,315,685	(1,739,384,967)	1,807,004,542
Long-term debt	362,335,529	575,298,039	191,902	441,127	571,702	21,219	21,893	(749,527)	282,379,223	-	1,220,511,107
Employee benefits	2,523,430,066	1,272,764,717	533,704	15,974,529	22,583,338	2,279,159	3,681,008	85,400,682	3,554,661,406	(3,928,562,376)	3,552,746,233
Total liabilities	(418,740,162)	(173,826,413)	(277,881)	10,834,477	96,387,724	6,549,392	22,185,091	67,407,132	(1,291,054,965)	346,744,807	(1,333,790,798)
Equity (deficit)	111,036,615	12,559,966	-	2,559,357	2,230,557	478,447	1,315,738	87,111	1,910,749	-	132,178,540
Depreciation and amortization	32,640,357	52,907,062	5,860	31,745	30,340	(321)	1,424	(552,735)	24,768,470	-	109,832,202
Net periodic cost of employee benefits	70,010,964	32,241,915	-	2,053,139	46,340,055	846,905	1,724,690	1,450,402	33,720,772	-	188,388,842

As of/for the year ended December 31, 2015	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment eliminations	Total
Sales:													
Trade	-	585,025,139	135,519,426	19,645,455	-	-	-	1,494,478	4,551,413	407,214,446	-	-	1,153,450,357
Intersegment	690,642,133	54,876,237	55,594,042	15,823,916	-	1,511,970	598,853	209,970	473,990	353,137,149	18,296,515	(1,191,164,775)	-
Services income	-	4,523,258	1,936,343	1,089,460	-		10,355,988	236	17,893	661,683	5,107,109	(10,779,858)	12,912,112
Impairment of wells, pipelines, properties, plant and equipment	394,396,580	75,724,859	325,200	392,020	-	-	5,829,519	-	1,276,512	-	-	-	477,944,690
Benefit of the period of employee benefits	(13,338,572)	(30,664,355)	4,959,405	5,657,901	-	-	-	-	-	-	-	-	(33,385,621)
Cost of sales	394,128,885	662,080,304	168,143,745	20,646,163	2,793	706,896	10,727,462	1,707,548	4,965,416	749,655,199	5,895,648	(1,182,282,621)	836,377,438
Gross income (loss)	(84,544,760)	(62,716,174)	19,621,461	9,962,747	(2,793)	805,074	(5,602,140)	(2,864)	(1,198,630)	11,358,079	17,507,976	(19,662,012)	(114,474,036)
Other revenues and expenses, net	(7,957,202)	1,078,443	778,891	(614,294)	-	38	26,941	14,680	19,909	1,666,783	721,759	1,890,786	(2,373,266)
Transportation, distribution and sales expenses	-	29,992,231	1,762,636	(781,058)	1,448	-	3,009	4,416	62,071	376,113	254	(6,863,699)	24,557,421
Administrative expenses	10,870,469	12,275,876	(3,338,847)	(2,718,624)	47,372	8,553	104,484	152,404	519,351	1,900,263	33,246,517	(10,921,940)	42,145,878
Benefit of the period of employee benefits in general expenses	(10,269,913)	(9,878,181)	3,728,715	4,803,916	298	-	310	-	-	119,818	(17,668,484)	-	(29,163,521)
Operating income (loss)	(93,102,518)	(94,027,657)	18,247,848	8,044,219	(51,911)	796,559	(5,683,002)	(145,004)	(1,760,143)	10,628,668	2,651,448	14,412	(154,387,081)
Financing income	25,852,078	111,077	2,632,152	46,306	-	43,690	37	3,503	7,728	1,147,870	110,816,691	(125,670,273)	14,990,859
Financing cost	(90,822,360)	(12,012,682)	(1,463,782)	(261,640)	2,110	(95,280)	(61,153)	-	-	(1,299,580)	87,289,616)	125,530,390	(67,773,593)
Derivative financial instruments (cost) income, net	-	-	6,463	-	-	-	-	-	-	1,347,323	(22,803,663)		(21,449,877)
Exchange loss, net	(132,165,427)	(7,218,302)	(129,537)	(16,647)	(7,509)	(92,046)	(11,090)	(3,600)	(2,802)	(49,190)	(15,069,424)	-	(154,765,574)
(Loss) profit sharing in associates	(473,082)	-	671,868	-	-	-	-	-	-	2,056,259	(749,900,890)	749,963,960	2,318,115
Taxes, duties and other	376,682,705	-	1,839,021	-	-	197,491	(2,069,848)	-	-	5,134,176	(50,283,298)	-	331,500,247
Net (loss) income	(667,394,014)	(113,147,564)	18,125,991	7,812,238	(57,310)	455,432	(3,685,360)	(145,101)	(1,755,217)	8,697,174	(711,312,156)	749,838,489	(712,567,398)
Total current assets	709,252,019	72,345,772	104,027,317	137,428,541	655,239	2,171,717	49,162,929	1,594,643	4,988,511	73,116,155	275,582,816	(1,163,125,162)	267,200,497
Permanent investments in associates	919,654	-	6,687,977	-	-	-	-	8,500	-	11,845,489	(242,233,405)	246,937,384	24,165,599
Wells, pipelines, properties, plant and equipment, net	966,144,619	178,133,087	55,343,838	12,986,144	-	22,647,454	58,078,603	7,405,969	18,480,684	3,045,704	22,217,529	-	1,344,483,631
Total assets	1,698,909,241	250,664,777	166,128,881	150,692,920	655,239	24,917,981	111,307,038	9,034,375	23,705,119	93,266,620	1,443,189,883	(2,196,817,874)	1,775,654,200
Total current liabilities	278,507,394	44,457,570	23,921,503	36,190,769	469,524	1,981,652	14,698,159	1,486,468	4,534,980	34,749,438	1,157,183,570	(1,154,773,306)	443,407,721
Long-term debt	1,252,239,594	15,675,890	810,350	220,765	-	12,031,849	4,850,905	-	-	3,607,840	1,285,676,066	(1,274,240,092)	1,300,873,167
Employee benefits	379,150,943	395,819,390	96,358,257	117,314,976	61,171	417,817	368,036	12,533	3,611	(59,581)	289,938,288	-	1,279,385,441
Total liabilities	1,985,557,185	459,367,276	121,966,591	153,946,693	530,696	14,431,318	19,917,100	1,499,001	4,538,591	41,420,792	2,747,910,113	(2,443,755,258)	3,107,330,098
Equity (deficit)	(286,647,945)	(208,702,499)	44,162,291	(3,253,773)	124,544	10,486,663	91,389,938	7,535,375	19,166,527	51,845,828	(1,304,720,228)	246,937,381	(1,331,675,898)
Depreciation and amortization	144,567,149	11,608,150	7,096,026	2,212,620	-	612,741	337,364	158,505	442,504	84,493	831,698		167,951,250
Net periodic cost of employee benefits	23,608,485	12,266,483	5,555,775	3,570,342	(298)	-	(310)	-	-	(119,819)	17,668,484	-	62,549,142
Acquisition of wells, pipelines, properties, plant and equipment	184,786,051	59,079,004	4,981,618	4,875,219	-	-	1,544,224	320,762	1,882,108	677,314	6,711,511	-	264,857,811

As of / for the year ended December 31, 2014	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment eliminations	Total
Sales:								
Trade	Ps. -	Ps. 758,98,560	Ps. 157,715,607	Ps. 28,293,812	Ps. 630,291,313	Ps. -	Ps. -	Ps. 1,575,289,292
Intersegment	1,134,519,972	78,453,236	84,198,317	15,181,899	433,732,307	65,377,209	(1,811,462,940)	-
Services income	-	4,016,699	2,038,629	779,978	777,160	4,743,987	(917,871)	11,438,582
Impairment of wells, pipelines, properties, plant and equipment	21,199,705	-	-	1,445,991	-	-	-	22,645,696
Cost of sales	336,376,922	916,867,969	238,920,142	46,215,742	1,059,616,060	3,730,490	(1,759,092,541)	842,634,784
Gross income (loss)	776,943,345	(75,409,474)	5,032,411	(3,406,044)	5,184,720	66,390,706	(53,288,270)	721,447,394
Other revenues and expenses, net	(3,190,604)	39,332,749	376,111	(361,504)	643,043	1,011,199	(258,597)	37,552,397
Transportation, distribution and sales expenses	-	31,071,231	3,024,325	1,061,157	493,651	468	(3,468,166)	32,182,666
Administrative expenses	43,131,979	31,941,961	11,038,955	14,107,044	1,806,000	59,442,914	(50,131,739)	111,337,114
Operating income (loss)	730,620,762	(99,089,917)	(8,654,758)	(18,935,749)	3,528,112	7,958,523	53,038	615,480,011
Financing income	14,784,998	258,069	2,653,747	142,115	1,157,820	87,371,829	(103,354,391)	3,014,187
Financing cost	(74,492,786)	(9,917,204)	(346,660)	(72,354)	(1,068,869)	(69,026,534)	103,365,347	(51,559,060)
Derivative financial instruments (cost) income, net	-	-	8,116	-	4,652,123	(14,098,809)	-	(9,438,570)
Exchange loss, net	(63,865,750)	(5,077,441)	(132,849)	(29,136)	(96,785)	(7,797,200)	-	(76,999,161)
Profit (loss) sharing in associates	203,285	-	284,080	-	(247,303)	(263,425,082)	263,219,388	34,368
Taxes, duties and other	760,627,534	-	(21,772,116)	-	3,839,908	3,379,438	-	746,074,764
Net (loss) income	(153,377,025)	(113,826,493)	15,583,792	(18,895,124)	4,085,190	(262,396,711)	263,283,382	(265,542,989)
Total current assets	579,201,519	255,407,423	105,121,847	68,242,701	83,345,895	505,949,689	(1,307,941,793)	289,327,281
Permanent investments in associates	1,392,737	488,499	5,059,612	-	8,483,563	67,164,220	(60,573,871)	22,014,760
Wells, pipelines, properties, plant and equipment, net	1,347,194,064	277,719,686	99,635,112	38,928,597	2,421,141	17,475,538	-	1,783,374,138
Total assets	1,953,828,467	535,094,903	210,625,967	108,444,584	102,955,361	1,580,484,899	(2,363,065,901)	2,128,368,280
Total current liabilities	206,711,128	330,308,600	31,965,537	8,229,852	57,265,930	1,000,368,240	(1,300,689,940)	334,159,347
Long-term debt	963,274,628	23,142,209	1,117,618	191,070	3,588,666	986,026,128	(979,956,033)	997,384,286
Employee benefits	448,887,587	463,143,546	110,913,462	139,554,046	641,279	310,948,608	-	1,474,088,528
Total liabilities	1,694,872,519	828,576,773	145,190,535	148,149,492	67,266,726	2,314,525,120	(2,302,492,031)	2,896,089,134
Equity (deficit), net	258,955,948	(293,481,870)	65,435,432	(39,704,908)	35,688,635	(734,040,221)	(60,573,870)	(767,720,854)
Depreciation and amortization	121,034,025	11,435,739	7,039,030	2,685,896	80,990	799,107	-	143,074,787
Net periodic cost of employee benefits	37,582,742	38,198,504	9,338,059	11,512,589	177,003	24,914,431	-	121,723,328
Acquisition of wells, pipelines, properties, plant and equipment	174,019,012	39,087,896	5,632,770	4,709,838	2,545,075	8,007,600	-	234,002,191

As of/for the year ended December 31, 2016	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Subsidiary Companies
Sales:									
By segment	Ps. 616,380,615	770,068,352	167,594	6,263,092	63,363,155	4,775,776	17,217,132	800,979,287	59,352,369
Less unrealized intersegment sales	-	(655,199)	-	-	-	-	-	(49,553)	-
Total consolidated sales	Ps. 616,380,615	769,413,153	167,594	6,263,092	63,363,155	4,775,776	17,217,132	800,929,734	59,352,369
Operating income (loss):									
By segment	Ps. 434,692,044	(59,030,180)	(24,119)	1,271,201	(20,849,459)	(1,963,439)	(1,723,016)	18,105,287	(8,553,527)
Less unrealized intersegment sales	-	(655,199)	-	-	-	-	-	(49,553)	-
Less unrealized gain due to production cost valuation of inventory	(273,237)	(8,001,890)	-	-	-	-	(2,162)	(496,019)	-
Less capitalized refined products	(1,661,985)	-	-	-	-	-	-	-	-
Less amortization of capitalized interest	118,981	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets	-	-	-	640,701	6,993,344	357,455	3,842,528	-	-
Total consolidated operating income (loss)	Ps. 432,875,803	(67,687,269)	(24,119)	1,911,902	(13,856,115)	(1,605,984)	2,117,350	17,559,715	(8,553,527)
Net income (loss):									
By segment	Ps. (136,040,682)	(62,028,600)	(292,467)	(769,026)	(22,113,636)	759,567	(1,997,293)	10,730,273	(297,121,241)
Less unrealized intersegment sales	-	(655,199)	-	-	-	-	-	(49,553)	-
Less unrealized gain due to production cost valuation of inventory	(273,237)	(8,001,890)	-	-	-	-	(2,162)	(496,019)	-
Less capitalized refined products	(1,661,985)	-	-	-	-	-	-	-	-
Less equity method elimination	34,635	(2,184,731)	256,293	-	-	(2,768,128)	333,037	-	-
Less equity method for unrealized profits	118,981	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets	-	-	-	640,701	6,993,344	357,455	3,842,528	-	-
Total consolidated net income (loss)	Ps. (137,822,288)	(72,870,420)	(36,174)	(128,325)	(15,120,292)	(1,651,106)	2,176,110	10,184,701	(297,121,241)
Assets:									
By segment									
Less unrealized intersegment sales	Ps. 2,130,295,768	1,142,383,870	387,204	30,125,554	244,345,104	21,073,929	44,525,355	159,389,510	2,263,606,441
Less unrealized gain due to production cost valuation of inventory	87,375	(4,158,101)	-	-	-	-	(5,303)	(343,090)	-
Less capitalized refined products	(3,246,782)	(33,266,836)	-	-	-	-	-	(6,238,606)	-
Less equity method for unrealized profits	(1,661,985)	-	-	-	-	-	-	-	-
Less amortization of capitalized interest	(20,189,444)	-	-	(3,316,548)	(125,374,042)	(6,205,953)	(14,448,437)	-	-
Less market value of fixed assets elimination	(714,009)	(6,020,629)	(131,381)	-	-	(6,039,425)	(4,205,516)	-	-
Total consolidated assets	118,981	-	-	-	-	-	-	-	-
Assets: By segment	Ps. 2,104,689,904	1,098,938,304	255,823	26,809,006	118,971,062	8,828,551	25,866,099	152,807,814	2,263,606,441
Liabilities:									
By segment	Ps. 2,523,430,066	1,272,764,718	533,703	15,974,530	22,583,338	2,279,159	3,681,007	84,580,298	3,554,661,406
Less unrealized gain due to production cost valuation of inventory	-	-	-	-	-	-	-	820,384	-
Total consolidated liabilities	Ps. 2,523,430,066	1,272,764,718	533,703	15,974,530	22,583,338	2,279,159	3,681,007	85,400,682	3,554,661,406

As of/for the year ended December 31, 2015:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemi-cals	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Subsidiary Companies
Sales:											
By segment	Ps. 690,642,133	645,018,456	193,053,201	36,558,831	-	1,511,970	10,954,841	1,704,685	5,048,600	761,213,474	23,403,624
Less unrealized intersegment sales	-	(593,821)	(3,391)	-	-	-	-	-	(5,304)	(200,197)	-
Total consolidated sales	Ps. 690,642,133	644,424,635	193,049,810	36,558,831	-	1,511,970	10,954,841	1,704,685	5,043,295	761,013,277	23,403,624
Operating income (loss):											
By segment	Ps. (89,473,302)	(112,781,875)	17,209,675	6,752,641	(51,911)	700,748	(6,875,253)	(262,145)	(2,288,746)	10,334,137	2,651,448
Less unrealized intersegment sales	-	(593,821)	(3,391)	-	-	-	-	-	(5,304)	(200,197)	-
Less unrealized gain due to production cost valuation of inventory	(251,995)	19,348,039	1,041,564	1,291,577	-	-	-	-	2,163	494,727	-
Less capitalized refined products	(3,496,201)	-	-	-	-	-	-	-	-	-	-
Less amortization of capitalized interest	118,980	-	-	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets	-	-	-	-	-	95,811	1,192,250	117,141	531,745	-	-
Total consolidated operating income (loss)	Ps. (93,102,518)	(94,027,657)	18,247,848	8,044,218	(51,911)	796,559	(5,683,003)	(145,004)	(1,760,142)	10,628,667	2,651,448
Net income (loss):											
By segment	Ps.(663,719,120)	(131,901,782)	17,702,787	7,034,734	(57,310)	359,621	(4,877,612)	(262,242)	(2,314,773)	8,402,644	(711,312,156)
Less unrealized intersegment sales	-	(593,821)	(3,391)	-	-	-	-	-	(5,304)	(200,197)	-
Less unrealized gain due to production cost valuation of inventory	(251,995)	19,348,039	1,041,564	1,291,577	-	-	-	-	2,163	494,727	-
Less capitalized refined products	(3,496,201)	-	-	-	-	-	-	-	-	-	
Less equity method elimination	(45,679)	-	(614,969)	(514,073)	-	-	-	-	30,953	-	-
Less equity method for unrealized profits	118,980	-	-	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets	-	-	-	-	-	95,811	1,192,250	117,141	531,745	-	-
Total consolidated net income (loss)	Ps.(667,394,014)	(113,147,564)	18,125,991	7,812,238	(57,310)	455,432	(3,685,362)	(145,101)	(1,755,216)	8,697,174	(711,312,156)
Assets: By segment											
Less unrealized intersegment sales	Ps.1,722,396,076	278,046,553	170,326,716	151,474,777	655,239	28,875,231	247,480,984	15,166,562	45,951,979	98,305,072	1,443,189,883
Less unrealized gain due to production cost valuation of inventory	1,132	(3,477,744)	(22,723)	(2,435)	-	-	-	-	(5,304)	(293,536)	-
Less capitalized refined products	(19,699,526)	(23,904,032)	(581,492)	(779,423)	-	-	-	-	2,163	(4,744,915)	-
Less equity method for unrealized profits	(3,496,201)	-	-	-	-	-	-	-	-	-	
Less amortization of capitalized interest	(411,221)	-	(3,593,620)	-	-	-	-	-	(3,952,754)	-	-
Less market value of fixed assets elimination	118,981	-	-	-	-	-	-	-	-	-	-
Total consolidated assets	-	-	-	-		(3,957,250)	(136,173,945)	(6,132,187)	(18,290,966)	-	-
Assets: By segment	Ps.1,698,909,241	250,664,777	166,128,881	150,692,919	655,239	24,917,981	111,307,039	9,034,375	23,705,118	93,266,621	1,443,189,883
Liabilities:											
By segment	Ps.1,985,557,185	459,367,276	121,966,59	153,946,693	530,696	14,431,318	19,917,100	1,499,001	4,538,591	39,895,655	2,747,910,113
Less unrealized gain due to production cost valuation of inventory	-	-	-	-	-	-	-	-	-	1,525,137	-
Total consolidated liabilities	Ps.1,985,557,185	459,367,276	121,966,591	153,946,693	530,696	14,431,318	19,917,100	1,499,001	4,538,591	41,420,792	2,747,910,113

As of/for the year ended December 31, 2015:		Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemi-cals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:							
By segment	Ps.	692,154,103	655,973,297	193,053,201	43,312,115	761,213,474	23,403,624
Less unrealized intersegment sales		-	(593,821)	(3,391)	(5,304)	(200,197)	-
Total consolidated sales	Ps.	692,154,103	655,379,476	193,049,810	43,306,811	761,013,277	23,403,624
Operating income (loss):							
By segment	Ps.	(88,772,554)	(119,657,128)	17,157,764	4,201,751	10,334,137	2,651,448
Less unrealized intersegment sales		-	(593,821)	(3,391)	(5,304)	(200,197)	-
Less unrealized gain due to production cost valuation of inventory		(251,995)	19,348,041	1,041,564	1,293,740	494,727	-
Less capitalized refined products		(3,496,201)	-	-	-	-	-
Less amortization of capitalized interest		118,981	-	-	-	-	-
Less depreciation of revaluated assets		95,811	1,192,250	-	648,887	-	-
Total consolidated operating income (loss)	Ps.	(92,305,958)	(99,710,658)	18,195,937	6,139,074	10,628,667	2,651,448
Net income (loss):							
By segment	Ps.	(663,359,499)	(136,779,394)	17,645,476	4,457,719	8,402,644	(711,312,156)
Less unrealized intersegment sales		-	(593,821)	(3,391)	(5,304)	(200,197)	-
Less unrealized gain due to production cost valuation of inventory		(251,995)	19,348,041	1,041,564	1,293,740	494,727	-
Less capitalized refined products		(3,496,201)	-	-	-	-	-
Less equity method elimination		(45,679)	-	(614,969)	(483,120)	-	-
Less equity method for unrealized profits		118,981	-	-	-	-	-
Less depreciation of revaluated assets		95,811	1,192,250	-	648,887	-	-
Total consolidated net income (loss)	Ps.	(666,938,582)	(116,832,924)	18,068,680	5,911,922	8,697,174	(711,312,156)
Assets:							
By segment							
Less unrealized intersegment sales	Ps.	1,751,271,307	492,313,775	204,195,717	212,593,318	98,305,072	1,443,189,883
Less unrealized gain due to production cost valuation of inventory		1,132	(3,477,744)	(22,723)	(7,739)	(293,536)	-
Less capitalized refined products		(19,699,526)	(23,904,032)	(581,492)	(777,260)	(4,744,915)	-
Less equity method for unrealized profits		(3,496,201)	-	-	-	-	-
Less amortization of capitalized interest		(3,957,250)	(136,173,945)	-	(24,423,153)	-	-
Less market value of fixed assets elimination		(411,221)	-	(3,593,620)	(3,952,754)	-	-
Total consolidated assets		118,981	-	-	-	-	-
Assets: By segment	Ps.	1,723,827,222	328,758,054	199,997,882	183,432,412	93,266,621	1,443,189,883
Liabilities:							
By segment	Ps.	1,999,988,503	479,284,376	122,497,287	159,984,285	39,895,655	2,747,910,113
Less unrealized gain due to production cost valuation of inventory		-	-	-	-	1,525,137	-
Total consolidated liabilities	Ps.	1,999,988,503	479,284,376	122,497,287	159,984,285	41,420,792	2,747,910,113

For the year ended December 31, 2014:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:						
By segment	Ps.1,134,519,972	844,558,586	243,972,757	44,258,725	1,064,903,042	70,121,196
Less unrealized intersegment sales	-	(3,100,091)	(20,204)	(3,036)	(102,262)	-
Total consolidated sales	Ps.1,134,519,972	841,458,495	243,952,553	44,255,689	1,064,800,780	70,121,196
Operating income (loss):						
By segment	Ps. 730,817,884	(101,970,712)	(9,527,142)	(19,066,287)	5,844,320	7,958,523
Less unrealized intersegment sales	-	(3,100,091)	(20,204)	(3,036)	(102,262)	-
Less unrealized gain due to production cost valuation of inventory	3,473,742	5,980,886	892,588	133,574	(2,213,946)	-
Less capitalized refined products	(3,789,845)	-	-	-	-	-
Less amortization of capitalized interest	118,981	-	-	-	-	-
Consolidados	Ps. 730,620,762	(99,089,917)	(8,654,758)	(18,935,749)	3,528,112	7,958,523
Net income (loss):						
By segment	Ps.(153,150,787)	(116,707,288)	16,255,028	(19,129,147)	6,401,398	(262,297,846)
Less unrealized intersegment sales	-	(3,100,091)	(20,204)	(3,036)	(102,262)	-
Less unrealized gain due to production cost valuation of inventory	3,473,742	5,980,886	892,588	133,574	(2,213,946)	-
Less capitalized refined products	(3,789,845)	-	-	-	-	-
Less equity method elimination	(29,116)	-	(1,543,620)	103,485	-	(98,865)
Less depreciation of revaluated assets	118,981	-	-	-	-	-
Total consolidated net income (loss)	Ps. (153,377,025)	(113,826,493)	15,583,792	(18,895,124)	4,085,190	(262,396,711)

Note 6. Cash, cash equivalents and restricted cash

As of December 31, 2016 and 2015, cash and cash equivalents were as follows:

a. Cash, cash equivalents

	As of December 31, 2016	As of December 31, 2015
Cash on hand and in banks(i)	Ps. 71,420,913	Ps. 52,509,683
Marketable securities	92,103,988	56,859,197
	Ps. 163,524,901	Ps. 109,368,880

(i) Cash on hand and in banks is primarily composed of cash in banks.

b. Restricted cash

	As of December 31, 2016	As of December 31, 2015
Restricted cash	Ps. 10,478,626	Ps. 9,246,772

Restricted cash in 2014 is primarily composed of the deposit made by Pemex-Exploration and Production in the amount of U.S. $465,060 as a result of an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the "ICA"). At December 31, 2016 and 2015, this deposit, including income interest, amounted to Ps. 9,624,804 and Ps. 8,010,298 (see Note 18). As of December 31 2016 and 2015 PMI HBV made a deposit of US$ 41,319 andy US$ 71,861, respectively in an account in Banco Santander, S.A. as additional collateral for a credit agreement in accordance with the terms of the agreement. The credit agreement requires that PMI HBV maintain a loan-to-value ratio based on the ratio between the principal amount of debt and the market value in U.S. dollars of the Repsol S. A. ("Repsol") shares owned by PMI HBV. Accordingly, PMI HBV deposited this amount in order to maintain the loan-to-value ratio required under the

credit agreement. As of December 31, 2016 and 2015, this deposit, including income interest, amounted to Ps. 853,821 and Ps.1,236,474, respectively (see Note 10).

Note 7.Accounts receivable, net

As of December 31, 2016 and 2015, accounts receivable and other receivables were as follows:

	As of December 31,	
	2016	2015
Domestic costumers	Ps. 41,666,093	Ps. 29,328,750
Export customers	34,953,149	17,131,455
Sundry debtors	21,805,279	10,837,297
Tax credits	17,280,417	10,710,521
Advances to suppliers	6,054,255	5,523,740
Employee and officers	725,031	5,634,114
Insurance claims	38,497	43,490
Other account receivables	39,195	36,454
	Ps. 122,561,916	Ps. 79,245,821

Note 8.Inventories, net

As of December 31, 2016 and 2015, inventories were as follows:

	As of December 31,	
	2016	2015
Refined and petrochemicals products	Ps. 21,589,678	Ps. 23,673,427
Crude oil	11,391,310	11,461,185
Materials and products in stock	7,735,163	3,262,252
Products in transit	4,721,834	5,145,874
Gas and condensate products	89,360	107,440
Materials in transit	419,548	120,750
	Ps. 45,946,893	Ps. 43,770,928

Note 9. Held-for-sale non-financial assets

Pemex Logística y el Centro Nacional de Control de Gas Natural (CENAGAS) firmaron el 28 de octubre de 2015 el Contrato de Transferencia de la Infraestructura de Transporte por Ducto de Gas Natural. El valor en libros de los activos a ser transferidos al 31 de diciembre de 2015 fue de $ 33,213,762 como resultado del proceso de identificación de activos durante el ejercicio 2016, este importe se incrementó para quedar en $ 35,250,486. En el mes de diciembre de 2016, Pemex Logística y el CENAGAS acordaron, considerando el valor que la Comisión Reguladora de Energía (CRE) confiere a dicha infraestructura, establecer un valor final por los activos transferidos de $7,509,782 generándose en como resultado una pérdida de $27,740,704. Recibiendo Pemex Logística el 30 de diciembre de 2016 un primer pago por $ 560,665.

In accordance with the Energy Reform Decree, Petróleos Mexicanos and the Centro Nacional de Control de Gas Natural (National Center of Natural Gas Control, or CENAGAS) signed a framework agreement on October 28, 2015 for

the transfer to CENAGAS of assets associated with the Sistema Nacional de Gasoductos (National Gas Pipeline System) and the distribution contract for the Naco-Hermosillo pipeline system valued at approximately Ps. 33,284,087, as a result of the identification process of the assets,during 2016 this amount was increase to Ps.35,250,486. On December 2016 CENAGAS and Pemex Logistics jointly agreed, considering the value given by the Energy Regulatory Commission to these assets, to set a final value for the transferred assets in the amount of Ps. 7,509,782, resulted in a loss of Ps. 27,740,705. On December 30, 2016, Pemex Logistics received the first payment in the amount of Ps. 560,665.

Additionally, pursuant to Round Zero, PEMEX was provisionally assigned 95 blocks of titles. The ownership of the fixed assets located in those blocks will be transferred when the blocks are awarded to third parties in subsequent rounds.

On May 10, 2016, pursuant to Round 1.3, the Ministry of Energy awarded 25 of those blocks to third parties and their respective fixed assets will be transferred from PEMEX to such third parties. On June 29, 2016, PEMEX submitted the application for compensation for the fixed assets located in those blocks to the Ministry of Energy, and, on December 31, 2016, these fixed assets were reclassified as held-for-sale non-financial assets in the amount of Ps. 7,508,426.

Note 10. Available–for–sale non-current financial assets

On January 1, 2015, PEMEX had a total of 19,557,003 shares of Repsol valued at Ps. 3,944,696, which represented approximately 1.48% of Repsol's share capital.

On January 16, 2015, PMI HBV received 575,205 new Repsol shares, valued at Ps. 163,834, as an in-kind dividend resulting from a flexible dividend declared by Repsol in December 2014.

On June 15, 2015, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 592,123 new Repsol shares in July 2015, valued at Ps. 171,451.

On August 4, 2015, PMI HBV obtained a loan for U.S. $250,000, which bears interest at a rate of 1.79% and is due in 2018. The loan is collateralized by 20,724,331 Repsol shares which are presented as non-current assets.

On December 16, 2015, Repsol declared flexible dividends to its shareholders, from which PMI HBV received 942,015 new Repsol shares as an in kind dividend in January 2015. This amount recognized as an account receivable of Ps.188,490 as of December 31, 2015.

On June 13, 2016, Repsol declared flexible dividends to its shareholders, from which PMI HBV received 555,547 new Repsol shares as an in-kind dividend on July 18, 2016, valued at Ps. 128,051.

On December 14, 2016, Repsol declared flexible dividends to its shareholders, from which PMI HBV received 584,786 new Repsol shares as an in kind dividend in January 23, 2017. This amount was recognized as an account receivable of Ps.165,346 as of December 31, 2016.

As of December 31, 2016 and December 31, 2015, the investments in 22,221,893 and 20,724,331 shares of Repsol held by PMI HBV were valued at Ps. 6,463,096 and Ps. 3,944,696, respectively. The effect of the valuation on the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a profit of Ps. 207,816 at December 31, 2016, and a loss of Ps. 3,206,316 at December 31, 2015.

As of December 31, 2016 and 2015, PEMEX's direct holdings of Repsol shares amounted to approximately 1.52% and 1.48% respectively, of Repsol's total shares.

Note 11. Permanent investments in associates

The permanent investments in associates as of December 31, 2016 and 2015, were as follows:

		Percentage of investment	December 31 2016	2015
Deer Park Refining Limited		49.995%	Ps. 13,707,336	Ps.10,600,545
Gasoductos de Chihuahua, S. de R. L. de C. V.	(i)	50.00%	-	6,454,806
Petroquímica Mexicana de Vinilo, S. A. de C. V.		44.09%	4,309,050	3,954,251
Sierrita Gas Pipeline LLC		35.00%	1,148,905	983,059
Compañía Mexicana de Exploraciones, S.A. de C.V.	(ii)	60.00%	-	758,967
Frontera Brownsville, LLC.		50.00%	478,414	404,129
TAG Norte Holding, S. de R.L. de C.V.	(iii)	5.00%	-	283,524
Texas Frontera, LLC.		50.00%	260,828	224,834
CH Energía, S.A.		50.00%	192,262	183,474
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		40.00%	140,700	160,687
TAG Pipeline Sur, S. de R.L. de C.V.	(iii)	5.00%	-	61,747
Other-net		Varios	632,786	95,576
			Ps. 20,870,281	Ps.24,165,599

i. On July 31, 2015, PEMEX announced the divestiture of Pemex-Gas and Basic Petrochemicals' 50% ownership interest in the Gasoductos de Chihuahua S. de R.L. de C.V. joint venture with Infraestructura Energética Nova, S.A.B. de C.V. As of December 31, 2015, the divestiture is still in process to be completed.

ii. Compañía Mexicana de Exploraciones, S. A. de C. V. is not controlled by PEMEX and is accounted for as a permanent investment in an associate under the equity method (see Note 3(a)).

iii. On December 15, 2015, PEMEX announced the divestiture of PMI HBV's ownership interest in the TAG Norte Holding, S. de R.L. de C.V., and TAG Pipelines Sur, S. de R.L. de C.V., joint ventures with TETL México Sur, S. de R.L. de C.V., at a price of Ps. 3,590,963 with a profit of Ps. 342,954. The figures presented represent Mex-Gas International's ownership interest in such companies.

Profit (loss) sharing in associates:

	December 31 2016	2015
Deer Park Refining Limited	$1,437,1600	$1,913,835
Gasoductos de Chihuahua, S. de R. L. de C. V.	-	666,779
Sierrita Gas Pipeline LLC	105,825	152,445
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	17,792	-
Compañía Mexicana de Exploraciones, S. A. de C. V.	3,352	(496,774)
Ductos y Energéticos del Norte, S.A. de C.V.	(222,423)	-
Petroquímica Mexicana de Vinilo, S. A. de C. V.	(190,468)	(61,952)
TAG Norte Holding, S. de R.L. de C.V.	-	34,602
TAG Pipelines Sur, S. de R.L. de C.V.	-	(6,543)
Other-net	79,673	115,723
	$ 1,230,912	$2,318,115

Additional information about the significant permanent investments in associates is presented below:

- *Deer Park Refining Limited.* On March 31, 1993, PMI Norteamérica, S.A. de C,V. (PMI NASA) acquired 50% of the Deer Park Refinery. In its capacity as General Partner of Deer Park Refining Limited Partnership, Shell is

responsible for the operation and management of the Refinery, the purpose of which is to provide oil refinery services to PMI NASA and Shell for a processing fee. Shell is responsible for determining the crude oil and production materials requirements, and both partners are required to provide such crude oil and production materials in equal amounts; the Refinery returns to PMI NASA and Shell products in the same equal amounts. This investment is recorded under the equity method.

- *Gasoductos de Chihuahua.* On February 6, 2011, Pemex Industrial Transformation entered into a joint venture with Gasoductos Holding, S. de R.L de C.V . to own and operate companies related to gas transportation and distribution, called Gasoductos de Chihuahua. Decision making requires the consent of both partners during a meeting. The participation of each of the partners is 50% of the share capital. This investment is recorded under the equity method. This investment was recorded under the equity method until September 28, 2016, when PEMEX completed the divestiture of this company.

- *Compañía Mexicana de Exploraciones S.A. de C.V., ("COMESA").* COMESA was founded on November 12, 1968 to support PEMEX's exploration programs. The operations of COMESA are focused on designing integral solutions for the energy sector, along the value chain for Exploration and Production, Refining, Petrochemicals, Power and Geothermal sector and other energy areas all over the Mexican country, South America and United States of America. COMESA's principal activities are: gravimetric, magnetometric and microseismic studies, land seismic data acquisition (2D,3D, 3C), marine Seismic data acquisition, seismic data processing, seismic data interpretation and integration, vertical Seismic Profile (VSP) 2D and 3D, reservoir characterization and visualization, conceptualization and definition for exploration process. This participation is recorded under the equity method.

- *Petroquímica Mexicana de Vinilo, S.A. de C.V.* On September 13, 2013, PEMEX and Mexichem founded Petroquímica Mexicana de Vinilo, S.A. de C.V. (Mexicana de Vinilo). Mexicana de Vinilo's main products are: chlorine, caustic soda, ethylene and petrochemical monomers and vinyl chloride. Mexichem is responsible for operational and financial decisions for Mexicana de Vinilo. This investment is recorded under the equity method.

- *Frontera Brownsville, LLC.* On April 15, 2011, PMI Services Norh America entered into a joint venture, effective April 1, 2011, with TransMontaigne Operating Company L.P (TransMontaigne). Frontera Brownsville, LLC was incorporated in Delaware, U. S., and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. PMI Services Norh America acquired a 50% non-operating share in most of the assets in TransMontaigne's Terminal. This investment is recorded under the equity method.

- *Texas Frontera, LLC.* On July 27, 2010, PMI Services North America, Inc. entered into a joint venture with Magellan OLP, L,P, (Magellan) to build and own seven refined product storage tanks and certain related facilities in Galena Park, Texas on an easement granted by Magellan Terminal Holdings, L.P. (Magellan Holdings). Texas Frontera, LLC is based in Delaware, U.S. Under the joint venture, Magellan Holdings will be the responsible for Magellan's operation and will manage the construction of tanks and related infrastructure assets. This investment is recorded under the equity method.

Additional information on other permanent investments in associates is presented below:

- *Sierrita Gas Pipeline LLC. Develops projects related to the transport infrastructure of gas in the U.S.*

- *Administración Portuaria Integral de Dos Bocas, S.A. de C.V.* Coordinates the development and exploration of water and land in port areas in Mexico's public domain; operates the use and development of building sites and the installations built and to be built during the development of such port areas, including maritime signaling and the construction, maintenance and operation of marine terminals and facilities in the port area; and provides related port services.

- *CH4 Energía, S.A.* Engages in the purchase and sale of natural gas and in all activities related to the marketing of the natutal gas, such as transport, distribution and others.

- *TAG Norte Holding, S. de R. L. de C. V.* Holding company of TAG Pipelines Norte, S. de R.L. de C.V.

- *TAG Pipelines Sur, S. de R. L. de C. V.* Coordinates the construction and future operation and maintenance of the southern portion of the Ramones II project.

Nota 13. Wells, pipelines, properties, plant and equipment

		Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Assets in process of acquisition	Total fixed assets
Investment														
Balances as of January 1, 2015	Ps.	758,965,433	46,129,352	571,099,029	1,191,385,012	64,403,269	337,246,010	54,819,706	24,002,014	195,817,249	42,813,007	10,825,706	583,753	3,298,089,540
Acquisitions	Ps.	21,066,695	6,117,156	5,331,416	49,027,740	2,624,138	6,874,162	1,531,683	236,284	155,841,872	12,077,308	114,062	4,015,295	264,857,811
Reclassifications	Ps.	1,871,739	(313,503)	2,816,080	-	937,482	774	(607,369)	387,331	1,809,152	23,804	(6,448,543)	(3,275,979)	(2,799,032)
Classification	Ps.	33,362,415	-	17,144,630	76,065,532	1,301,395	13,670,992	35,933	590,435	(141,792,676)	209,655	-	(588,311)	-
Impairment	Ps.	(97,981,310)	-	(34,543,415)	(249,962,633)	-	(95,457,330)	-	-	-	-	-	-	(477,944,688)
Disposals	Ps.	(68,872,958)	(30,252,662)	(141,868,232)	-	(2,981,818)	(2,006,512)	(2,813,759)	(9,886,969)	-	(11,775,972)	(4,491,225)	(103,881)	(275,053,988)
Balances as of December 31, 2015	Ps.	648,412,014	21,680,343	419,979,508	1,066,515,651	66,284,466	260,328,096	52,966,194	15,329,095	211,675,597	43,347,802	-	630,877	2,807,149,643
Acquisitions	Ps.	25,425,769	1,629,710	23,007,035	7,885,167	4,014,373	9,715,428	536,925	2,042,825	106,603,864	7,520,946	6,800	-	188,388,842
Reclassifications	Ps.	150,817	-	(1,268,887)	8,649,686	(6,460,754)	-	(560,052)	(463,965)	(433,240)	50,709	2,110	869	(332,707)
Capitalization	Ps.	14,751,792	-	11,851,378	40,825,973	1,015,374	17,318,279	2,769	-	(85,765,565)	-	-	-	-
Impairment	Ps.	64,947,267	-	24,329,677	138,098,909	6,965,404	24,153,911	438,979	8,743	(12,686,870)	-	-	-	246,256,020
Disposals	Ps.	(4,693,499)	(40,937)	(23,978,082)	(4,382,867)	(558,374)	(449,645)	(2,515,662)	(506,248)	(4,821,546)	(314,327)	(8,910)	(2,058)	(42,272,155)
Balances as of December 31, 2016	Ps.	748,994,160	23,269,116	453,920,629	1,257,592,519	71,260,489	311,066,069	50,869,153	16,410,450	214,572,240	50,605,130	-	629,688	3,199,189,643
Accumulated depreciation and amortization														
Balances as of January 1, 2015	Ps.	(339,292,292)	(27,771,648)	(232,658,051)	(695,718,382)	(37,144,310)	(124,922,867)	(37,051,446)	(12,811,151)	-	-	(7,345,255)	-	(1,514,715,402)
Depreciation	Ps.	(41,107,609)	(3,041,899)	(16,777,673)	(84,823,893)	(1,608,620)	(15,986,093)	(3,533,648)	(1,071,815)	-	-	-	-	(167,951,250)
Reclassifications	Ps.	(1,148,744)	283,636	(310,859)	-	(113,573)	-	1,259,561	(402,648)	-	-	3,231,659	-	2,799,032
Disposals	Ps.	60,264,739	29,951,896	110,415,176	98,636	1,154,416	-	2,812,054	8,391,094	-	-	4,113,596	-	217,201,607
Balances as of December 31, 2015	Ps.	(321,283,906)	(578,015)	(139,331,407)	(780,443,639)	(37,712,087)	(140,908,960)	(36,513,479)	(5,894,520)	-	-	-	-	(1,462,666,013)
Depreciation	Ps.	(39,152,332)	(2,364,560)	(14,866,358)	(58,811,524)	(1,772,386)	(11,043,890)	(3,146,762)	(1,020,728)	-	-	-	-	(132,178,540)
Reclassifications	Ps.	(10,521)	-	(166,632)	(3,077)	(108,718)	-	166,883	454,707	-	-	-	-	332,642
Disposals	Ps.	3,189,824	-	816,489	-	492,557	-	2,491,165	506,248	-	-	-	-	7,496,283
Balances as of December 31, 2016	Ps.	(357,256,935)	(2,942,575)	(153,547,908)	(839,258,240)	(39,100,634)	(151,952,850)	(37,002,193)	(5,954,293)	-	-	-	-	(1,587,015,628)
Wells, pipelines, properties, plant and equipment–net as of December 31,2015	Ps.	327,128,108	21,102,328	280,648,101	286,072,012	28,572,379	119,419,136	16,452,715	9,434,575	211,675,597	43,347,802	-	630,877	1,344,483,631
Wells, pipelines, properties, plant and equipment–net as of December 31,2016	Ps.	391,737,225	20,326,541	300,372,721	418,334,279	32,159,855	159,113,219	13,866,960	10,456,157	214,572,240	50,605,130	-	629,688	1,612,174,015
Depreciation rates		3 a 5%	5%	2 a 7%	-	3 a 7%	4%	3 a 10%	4 a 20%	-	-	-	-	-
Estimated useful lives		20 a 35	20	15 a 45	-	33 a 35	25	3 a 10	5 a 25	-	-	-	-	-

a. The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2016 and 2015, recognized mainly in operating costs, was Ps. 132,178,540 and 167,951,250, respectively, which includes costs related to plugging and abandonment of wells for the years ended December 31, 2016 and 2015 of Ps.1,650,075 and Ps.1,401,870, respectively.

b. As of December 31, 2016 and 2015, provisions relating to future plugging of wells costs amounted to Ps. 64,967,710 and Ps. 56,894,695, respectively, and are presented in the "Provisions for plugging of wells" line item.

c. As of December 31, 2016, PEMEX recognized a net reversal of impairment in the amount of Ps. 196,231,442 arising from (1) a reversal of Ps. 208,937,233 mainly due to (i) the reallocation of resources towards oil fields with highest profitability and net cash flows arising from relatively greater efficiency in oil extraction and lower production costs, which fields are located primarily in the Crudo Ligero Marino, Burgos, Cantarell and Antonio J. Bermudez crude oil projects, (ii) the appreciation of the U.S. dollar against the Mexican peso by 20%, from a peso-U.S. dollar exchange rate of Ps. 17.2065 to U.S. $1.00 as of December 31, 2015 to a peso-U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016, given that cash inflows are denominated in U.S. dollars and then translated to the reporting currency using the exchange rate at the end of the period, and (iii) the change in the period used to estimate long-term prices of proved reserves and the recoverable amount of fixed assets from 20 years to 25 years in accordance with the amendment to the *Lineamientos que regulan el procedimiento de cuantificación y certificación de reservas de la nación y el informe de los recursos contingentes relacionados* (Guidelines regulating the quantification and certification procedures of the nation's reserves and the related contingent resources report); and (2) an impairment of fixed assets of Ps. 12,705,791, mainly due to the fact that cash flows were not sufficient to cover the recovery value of the Lakach project as a result of the increase in investments in this strategic gas project.

Cash Generating Unit of Pemex Exploration and Production

The cash generating units of Pemex Exploration and Production are investment projects grouped from productive fields with hydrocarbon reserves associated with proved reserves (1P). These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with the production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, achieving the direct association with the costs and expenses to be in possibilities to determine the future cash flows (value in use).

To determine the value in use of long-lived assets associated with hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

Average crude oil price	60.24 U.S. dollars/bl
Average gas price	4.69 U.S. dollars/mpc
Average condensates price	42.37 U.S. dollars/bl
Discount rate	15.53% annually

The total forecast production, calculated with a horizon of 25 years is 7,279 million bpce.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production's proved reserves (1P). The recoverable amount on each asset is the value in use. As of December 31, 2016, the value in use of impairment fixed assets amounted to Ps. 252,835,590.

Cash Generating Unit of Industrial Transformation

As of December 31, 2016 Industrial Transformation recognized a net reversal net of impairment of Ps. 50,024,578 mainly due to (1) a reversal of Ps. 49,776,404 corresponding to Madero and Minatitlán refineries, the main factors that favored this reversal correspond to the forecasts prices that improved with respect to the projections in 2015 when the market oil is was pressed, another important aspect is the reduction of the discount rate in the National Refinery System from 13.72% to 11.26%. (2) The cash generating units of the

Arenque gas processor of complex and Cangrejera petrochemical Center also with a reversal of impairment of Ps. 325,200 and Ps. 174,488 respectively, due to the improvement in prices of generated products. (3) Additionally, two cash generating units presented impairment of Ps. 216,789 in Tula refinery and Ps. 34,725 for the Independencia Petrochemical Center, due to an increase in operating costs Tula refinery and a decrease in methanol price produced in the Independencia petrochemical Center.

Cash-generating units in Pemex Industrial Transformation are processing centers grouped according to their types of processes in refineries, gas complex processors, and petrochemical centers, these centers produce different types of finished products for direct sale to the client or intermediate products that could be processed by the same business in another of its cash generating units or by a third party.

Each processing center of Industrial Transformation represents the minimum unit where potential revenue can be focused, the direct association with costs and expenses to be able to determine the future cash flows (value in use).

Cash flows determination is made based on PEMEX's business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and different statistic models that consider historical information of processes and the capacity of different processing centers.

To determine the value in use of long-lived assets associated with refineries of the National Refinery System, the net present value of reserves is determined based on the following assumptions:

Crude oil average price	52.3 U.S. dollars per processed barrel (2016-2029)
Processed volume	1,100 mbd (2016-2033 average)
Average rate of U.S. dollar	$20.6640 mxp/usd (2016-2033)
Useful lives of the cash generating units	Average of 16 years
Discount rate	11.26% annually

The recoverable amount of the assets is value in use. To determine of cash flows volumes produced and sold are taking into consideration. Value in use for Minatitlán and Madero Refineries was Ps. 68,164,761. As of December 31, 2016 the projection of cash flows was based on a period of 17 years for each refinery.

d. As a result of the Energy Reform Decree, the secondary legislation and the corresponding initial adjudication of rights for the exploration and extraction of oil and solid hydrocarbons mentioned in transitory article 6 of the Energy Reform Decree, certain assignments that Pemex Exploration and Production received from the Mexican Government were affected. These investments will be compensated at their fair value pursuant to the terms determined by Ministry of Energy. As of the date of these unaudited condensed consolidated interim financial statements, the Ministry of Energy has awarded 25 blocks, as described below, but has not started the bidding process for awarding the remaining blocks.

The aggregate values of the asset blocks and fields that were assigned to Petróleos Mexicanos on a temporary basis as of December 31, 2016 consist of the following:

	Campos	Importe
Assets of temporarily assigned blocks	6	$ 2, 077,933

Assets of non-assigned fields	44	12,119,840
		$ 14,197,773

e. Pursuant to Round Zero, PEMEX was provisionally awarded 95 blocks of titles, of which 22 were assigned to third parties in Round 1.3 (see Note 9). The remaining 73 blocks include temporarily assigned fields, which will be transferred to third parties when they are assigned to them in subsequent rounds.

f. Certain infrastructure assets used for oil and gas activities are guarantees for the U.S. $1,100,000 and U.S. $600,000 sale and leaseback agreements dated as of June 17, 2016 and July 8, 2016 (see Note 15).

g. As of December 31, 2016, fixed assets were reclassified as held-for-sale non-financial assets in the amount of Ps. 7,508,426 (see Note 9).

Note 13.Intangible Assets

Intangible assets as of December 31, 2016 and 2015 amounted to Ps. 8,639,242 and Ps. 14,304,961, respectively, and included exploratory wells in progress.

	December 31	
	2016	2015
Balance at the beginning of period	Ps. 14,304,961	Ps. 14,970,904
Additions to construction in progress	20,526,301	28,725,376
Transfers against expenses	(16,393,773)	(13,081,780)
Transfers against fixed assets	(9,798,246)	(16,309,539)
	Ps. 8,639,242	Ps. 14,304,961

In addition, PEMEX recognized expenses related to unsuccessful wells directly in the statement of comprehensive income totaling Ps. 16,830,024 and Ps. 10,131,739 as of December 31, 2016 and 2015, respectively.

Note 14.Long-term notes receivable and other assets

a. Long-term notes receivable

As of December 31, 2016 and 2015, the balance of long-term notes receivable was as follows:

	December 31	
	2016	2015
Promissory notes issued by the Federal Government	Ps. 140,579,974	Ps. 50,000,000
Other long-term notes receivable	8,027,628	-
Total long-term receivable	Ps. 148,607,602	Ps. 50,000,000

Promissory notes issued by the Federal Government

	31 de diciembre	
	2016	2015
Total promissory notes	Ps. 142,125,723	Ps.50,000,000
Less: current portion of notes receivable (i)	1,545,749	-
Long-term notes receivable	Ps. 140,579,974	Ps.50,000,000

(i)The current portion of the promissory notes and the total interest payments due are allocated under sundry debtors in accounts receivable, net (see Note 7).

As part of the payment of liabilities related to PEMEX's pensions and retirement plans, PEMEX received the equivalent to Ps. 140,579,974 in promissory notes issued by the Mexican Government, which are non-negotiable. PEMEX's intention is to hold them to maturity. These promissory notes will be converted into cash with annual maturities ranging from 2017 to 2042 and interest rates ranging from 4.35% to 7.03% (see Note 2(b)) as follows:

Number of Promissory Notes	Maturity	Interest Rate Range	Principal Amount
1	2017	4.35%	Ps. 1,517,509
5	2018 to 2022	4.65% to 5.74%	20,446,470
5	2023 to 2027	5.87% to 6.32%	32,211,561
5	2028 to 2032	6.47% to 6.81%	33,098,345
5	2033 to 2037	6.85% to 7.03%	30,631,857
5	2038 to 2042	7.02% to 6.94%	24,191,741
	Total promissory notes		Ps. 142,125,72
	Less: current portion		1,545,749
	Long-term notes receivable		Ps.140,579,974

During the period from August 15, 2016 to December 31, 2016, PEMEX received Ps. 2,192,441 in interest from these promissory notes, which was recognized as interest income in the statement of comprehensive income.

b. Other assets

At December 31, 2016 and 2015, the balance of other assets was as follows:

	December 31,	
	2016	2015
Payments in advance	Ps. 2,463,127	Ps. 1,980,260
Other	6,950,683	5,427,400
Total other assets	Ps. 9,413,810	Ps. 7,407,660

Note 15.Debt

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the *Reglamento de*

la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to December 31, 2016, PEMEX participated in the following financing activities:

- On January 25, 2016, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $52,000,000 to U.S. $62,000,000 pursuant to authorization by the Board of Directors of Petróleos Mexicanos on August 18, 2015.

- On January 27, 2016, subsidiaries of Pemex Fertilizers obtained loans for an aggregate amount of U.S. $635,000 in connection with the acquisition of Grupo Fertinal, S.A. de C.V. ("Fertinal").

- On January 29, 2016, Petróleos Mexicanos obtained a loan from a line of credit for Ps. 7,000,000 bearing interest at a floating rate linked to the *Tasa de Interés Interbancaria de Equilibrio* (Interbank Equilibrium Interest Rate, or TIIE) plus 0.55%, which matures on January 27, 2017.

- On February 4, 2016, Petróleos Mexicanos issued U.S. $5,000,000 of debt securities under its Medium-Term Notes Program, Series C, in three tranches: (i) U.S. $750,000 of its 5.500% Notes due 2019; (ii) U.S. $1,250,000 of its 6.375% Notes due 2021; and (iii) U.S. $3,000,000 of its 6.875 % Notes due 2026. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

- On March 15, 2016, Petróleos Mexicanos issued €2,250,000 of debt securities U.S. $62,000,000 Medium-Term Notes Program, Series C in two tranches: (i) €1,350,000 of its 3.750% Notes due 2019 and (ii) €900,000 of its 5.125% Notes due 2023. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

- On March 17, 2016, Petróleos Mexicanos borrowed Ps. 2,000,000 from a credit line at a floating rate linked to TIIE and matures in 2017.

- On March 17, 2016, Petróleos Mexicanos borrowed Ps. 3,300,000 from a credit line at a floating rate linked to TIIE and matures in 2017.

- On March 22, 2016 PEMEX completed its exchange offers, resulting in the following additional amounts of bonds issued and registered with the SEC:

Debt titles	Issuer	Subsidiary Guarantors	Pending amount of the principal (U.S. $)
3.500% Notes due 2020	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	$ 1,454,967
4.250% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	997,333
4.500% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex	1,486,725

Debt titles	Issuer	Subsidiary Guarantors	Pending amount of the principal (U.S. $)
		Cogeneration and Services	
5.50% Bonds due 2044[(1)]	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,504,855
5.625% Bonds due 2046	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,992,861

(1)The aggregate outstanding amount of 5.50% Bonds due 2044 is U.S. $4,249,855.

- On March 23, 2016, Petróleos Mexicanos issued Ps. 5,000,000 of Certificados Bursátiles due 2019 at a floating rate linked to TIIE.

- On March 28, 2016, Petróleos Mexicanos borrowed Ps. 9,700,000 from a credit line at a floating rate linked to TIIE, which matures in 2017.

- On April 19, 2016, Petróleos Mexicanos borrowed €500,000 from a credit line at fixed rate of 5.11%, which matures in 2023.

- On May 31, 2016, Petróleos Mexicanos obtained a U.S. $300,000 bilateral credit line from Export Development Canada (EDC), due in May 2021, which bears interest at a floating rate linked to the London Interbank Offered Rate ("LIBOR"). As of the date of these unaudited condensed consolidated interim financial statements, Petróleos Mexicanos has borrowed U.S. $300,000 under this agreement.

- On June 14, 2016, Petróleos Mexicanos issued CHF 375,000 aggregate principal amount of Notes under its U.S. $62,000,000 Medium-Term Notes Program, Series C, in two tranches: (1) CHF 225,000 of its 1.50% Notes due 2018 and (2) CHF 150,000 of its 2.37% Notes due 2021. The Notes are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

- On June 17, 2016, Pemex Exploration and Production obtained approximately U.S. $1,100,000 in connection with the sale and leaseback of certain infrastructure assets used for oil and gas activities. As part of this transaction, Pemex Exploration and Production entered into a 15-year financial lease agreement, which will last for the greater part of the economic life of the asset, at a fixed rate of 8.38%, pursuant to which Pemex Exploration and Production will retain the operation of these assets and the title and ownership of such assets will revert to Pemex Exploration and Production at the end of this period following payment of an agreed price. This transaction was recognized as a financing activity due to the fact that PEMEX retained all of the risks and benefits associated with ownership of the asset and substantially all of the operating rights of the asset.

- On July 8, 2016, Pemex Industrial Transformation obtained approximately U.S. $600,000 in connection with the sale and leaseback of a plant located in the Madero Refinery. As part of this transaction, Pemex Industrial Transformation entered into a 20-year financial lease agreement pursuant to which Pemex Industrial Transformation will retain the operation of the plant and title and ownership will revert to Pemex Industrial Transformation at the end of this period following payment of an agreed price. This transaction was recognized as a financing activity due to the fact that PEMEX retained all of the risks and benefits associated with ownership of the asset and substantially all of the operating rights of the asset.

- On July 26, 2016, Petróleos Mexicanos issued ¥80,000,000 0.54% Bonds due 2026. The Bonds are guaranteed by the Japan Bank for International Cooperation.

- On September 21, 2016, Petróleos Mexicanos issued U.S. $4,000,000 aggregate principal amount of debt securities under its U.S. $62,000,000 Medium-Term Notes Program, Series C, in two tranches: (i) U.S. $2,000,000 of its 4.625% Notes due 2023 and (ii) U.S. $2,000,000 of its 6.750% Bonds due 2047. The debt securities are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

- On October 3, 2016, Petróleos Mexicanos consummated a tender and exchange offer pursuant to which it (i) purchased U.S. $687,725 aggregate principal amount of its outstanding 8.000% Notes due 2019 and U.S. $657,050 aggregate principal amount of its outstanding 5.750% Notes due 2018 and (ii) exchanged (a) U.S. $73,288 aggregate principal amount of its outstanding 5.750% Notes due 2018 for U.S. $69,302 aggregate principal amount of its 4.625% Notes due 2023 and U.S. $8,059 aggregate principal amount of its 6.750% Bonds due 2047 and (b) U.S. $1,591,961 aggregate principal amount of its outstanding 5.500% Bonds due 2044 for U.S. $1,491,941 aggregate principal amount of its 6.750% Bonds due 2047. The 4.625% Notes due 2023 and 6.750% Bonds due 2047 are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services and represent reopenings of the 4.625% Notes due 2023 and 6.750% Bonds due 2047, respectively, originally issued on September 21, 2016

- On December 6, 2016, Petróleos Mexicanos increased its Medium-Term Notes Program, Series C, from U.S. $ 62,000,000 to U.S. $72,000,000.

- On December 13, 2016, Petróleos Mexicanos issued U.S. $5,500,000 of its debt securities under its Medium-Term Notes Program, Series C in three tranches: (1) U.S. $3,000,000 at fixed rate of 6.50% due 2027, (2) U.S. $1,500,000 a fixed rate of 5.375% due 2022, and (3) U.S. $1,000,000 at a floating rate linked to Libor plus 365 basis points, due 2022.

- On December 14, 2016, Petróleos Mexicanos entered into a term loan credit facility in the amout of U.S. $300,00 at floating rate linked to Libor plus 165 basis points, matures to three years.

- Between January 1 and December 31, 2016, PMI HBV had and paid U.S. $11,369,800 in revolving credit lines. As of December 31, 2015 there was no outstanding amount.

As of December 31, 2016, Petróleos Mexicanos had U.S. $4,750,000 and Ps. 23,500,000 in available credit lines in order to ensure liquidity. The available amounts are U.S. $4,630,000 and Ps. 3,500,000, respectively.

As of December 31, 2016, PEMEX used the following exchange rates:

		December 31, 2016
U.S. dollar	Ps.	20.6640
Japanese yen		0.1772
Pound sterling		25.3051
Euro		21.6724
Swiss francs		20.1974
Australian dollar		14.8842

Note 16.Derivative financial instruments

(a) Fair value hierarchy

PEMEX values its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under Level 1 and Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

The following tables present information about PEMEX's assets and liabilities measured at fair value and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2016 and December 31, 2015:

	Fair value hierarchy			Total as of December 31, 2016
	Level 1	Level 2	Level 3	
Financial Assets:				
Derivative financial instruments	Ps. –	Ps. 4,857,470	Ps. –	Ps. 4,857,470
Available-for-sale financial assets ...	6,463,097	–	–	6,463,097
Financial Liabilities:				
Derivative financial instruments	–	(30,867,956)	–	(30,867,956)

	Fair value hierarchy			Total as of December 31, 2015
	Level 1	Level 2	Level 3	
Financial Assets:				
Derivative financial instruments ...	Ps. –	Ps. 1,601,106	Ps. –	Ps. 1,601,106
Available-for-sale financial assets ..	3,944,696	–	–	3,944,696
Financial Liabilities:				
Derivative financial instruments ...	–	(27,300,687)	–	(27,300,687)

(b)Fair value of Derivative Financial Instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFIs portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly

used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFIs portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical approximations for their valuation.

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets, thereby PEMEX does not have an independent third party to value its DFIs. Nonetheless, PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages designed to integrate all business areas and accounting of PEMEX such as SAP (System Applications Products). PEMEX has no policies to designate a calculation or valuation agent.

PEMEX's related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions.

(c)Accounting treatment and DFIs' impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of IAS 39, "Financial Instruments Recognition and Measurement" ("IAS 39") for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income, net" line item in the consolidated statement of comprehensive income.

As of December 31, 2016 and December 31, 2015, the net fair value of PEMEX's DFIs, current DFIs and unrealized positions, was Ps. (26,010,486) and Ps. (25,699,581), respectively. As of December 31, 2016 and December 31, 2015, PEMEX did not have any DFIs designated as hedges.

All of PEMEX's DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the "Derivative financial instruments (cost) income—net" line item.

For the periods ended December 31, 2016 and 2015, PEMEX recognized a net loss of Ps. 14,000,987 and Ps. 21,449,877, respectively, in the "Derivative financial instruments (cost) income, net" line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of December 31, 2016 and December 31, 2015, PEMEX did not recognize any embedded derivatives (foreign currency or index).

Note 17.Provision for sundry creditors

At December 31, 2016 and 2015, the provisions for sundry creditors is as follows:

December 31,

	2016	2015
Provision for plugging of wells (Note 12)	Ps. 64,967,710	Ps. 56,894,695
Provision for litigation and claims in process (Note 18)	15,119,692	12,775,263
Provision for environmental costs	3,289,143	3,521,838
	Ps. 83,376,545	Ps. 73,191,796

PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of December 31, 2016 and 2015, the reserve for environmental remediation expenses totaled Ps. 3,289,143 and Ps. 3,521,838, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

Note 18. Contingencies

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings and described in further detail in this Note.

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these unaudited condensed consolidated interim financial statements.

As of December 31, 2016 and 2015, PEMEX has accrued a provision of Ps. 15,119,692 and Ps. 12,775,263, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

- In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the International Court of Arbitration of the International Chamber of Commerce against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC01). On December 16, 2009, the International Court of Arbitration issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,646 and Ps. 34,459, plus interest. COMMISA requested that the U.S. District Court for the Southern District of New York recognize and execute the arbitration award. Pemex-Exploration and Production requested that the award be declared null and void by the Mexican courts, which was granted. On September 25, 2013, the U.S. District Court for the Southern District of New York issued a final judgment confirming the arbitration award. Pemex-Exploration and Production was ordered to pay COMMISA U.S. $465,060, which included Pemex-Exploration and Production's U.S. $106,828 guarantee. Each party is to pay its value added taxes, and interest relating to the award is to be paid in accordance with applicable U.S. law. In November 2013, Pemex-Exploration and Production deposited this amount in a bank account in New York as a condition to filing its appeal with the U.S. Second Circuit Court of Appeals, which it did on January 28,

2014. On August 2, 2016, the U.S. Second Circuit Court of Appeals denied the appeal and confirmed the arbitration award in favor of COMMISA. On September 14, 2016, Pemex Exploration and Production appealed the decision, which was denied on November 3, 2016. Pemex Exploration and Production is evaluating different alternatives in connection with this claim.

On January 22, 2013 COMMISA requested from the authorities in Luxembourg an execution of the arbitration award and an attachment of assets of Pemex-Exploration and Production and Petróleos Mexicanos located in several financial institutions. On November 15, 2013, Pemex-Exploration and Production filed a motion against the execution of the arbitration award before the Supreme Court of Justice of Luxembourg. On January 15, 2014 COMMISA also filed a motion before this Supreme Court. On March 25, 2014, Pemex-Exploration and Production filed its pleadings. In connection with the attachment of assets, COMMISA filed a motion before the Court of Appeals of Luxembourg seeking that the Court recognizes the arbitration award without considering that it was declared null and void by the Mexican courts. On June 25, 2016, the Court of Appeals of Luxembourg issued a new procedural calendar. A final judgment is still pending.

- In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the Primera Sección de la Sala Superior (First Section of the Superior Court) of the Tax and Administrative Federal Court requested the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, a judgment was issued confirming the resolution issued by the Tax Management Service. Pemex-Exploration and Production filed an amparo against this resolution (file No. 402/2016) before the Segundo Tribunal Colegiado en Materia Administrativa del Primer Circuito (Second Administrative Joint Court of the First Circuit), which was admitted on June 1, 2016. On December 1, 2016, an amparo granted in favor of Pemex Exploration and Production ordering a new resolution to be issued by the Tax Management Service.

- In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a civil claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and nonpayment by Pemex-Exploration and Production under the contract. On December 31, 2014, a final judgment was issued in favor of Pemex-Exploration and Production. The plaintiff subsequently filed an appeal, which was denied on May 11, 2015. On June 3, 2015, the plaintiff filed an amparo (02/2015) against this resolution, which was denied. The plaintiff filed a motion to review this resolution before the Suprema Corte de Justicia de la Nación (the Mexican Supreme Court of Justice), which was denied. Therefore this claim has concluded.

On April 4, 2011, Pemex-Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana* (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court in connection with an administrative claim (No. 4957/1117071) filed by the plaintiffs seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and

Productionbefore the *Sexta Sala Regional Metropolitana* (Sixth Regional Metropolitan Court) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above mentioned contract. Pemex-Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted on May 10, 2016 by the Seventh Regional Metropolitan Court. final resolution is still pending.

- In June 2016, Pemex Exploration and Production was summoned before the Juzgado Octavo de Distrito en materia Civil (Eighth Civil District Court) in Mexico City, in connection with a claim filed by Drake Mesa, S. de R.L. (file No. 200/2016-II), seeking approximately U.S. $120,856 related to expenses and damages, in connection with, among other things, a public work agreement executed between them. The trial is in the evidentiary stage.

- On July 10, 2015, the Local Treasury of Minatitlán, Veracruz determined that Pemex-Refining owed Ps. 2,531,040 for property taxes from 2010 to 2015 related to the "General Lázaro Cárdenas" refinery. Pemex-Refining filed an amparo against this determination (no. 863/2015-V) before the Juzgado Décimo de Distrito (Tenth District Court) in Veracruz, which was granted. On April 26, 2016, a dismissal of this action was filed due to the suspension granted under the administrative claim mentioned below. Pemex-Refining also filed an administrative claim against this determination, which was admitted by the Court on August 6, 2015, and the trial was suspended. On September 2, 2016, a resolution dated August 31, 2016 was notified, declaring the property tax resolution null and void. On September 13, 2016, both parties filed motions to appeal this resolution. A final resolution is still pending.

- On June 11, 2015, the Segunda Sala Regional del Noreste (Second Regional Northeast Court) notified Pemex-Refining of an administrative claim (file no. 2383/15-06-02-4) filed by Severo Granados Mendoza, Luciano Machorro Olvera and Hilario Martínez Cerda, as President, Secretary and Treasurer of the Ejido Tepehuaje, seeking Ps. 2,094,232 in damages due to a hydrocarbons spill on their land. Pemex-Refining filed a response to this claim and the plaintiffs were given time to amend their claim. The defendant filed a motion against this resolution. A final judgment is still pending.

- In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,372 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the Sala Superior (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, a judgment was issued confirming the resolution issued by the Tax Management Service. Pemex Industrial Transformation filed an amparo against the decision with the Second Administrative Joint Court of the First Circuit which was admitted on June 1, 2016. On December 1, 2016, an amparo granted in favor of Pemex Industrial Transformation ordering a new resolution to be issued by the Tax Management Service.

- On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection with the cancellation of its

alleged petroleum rights concessions and damages for up to Ps. 1,552,730. On August 20, 2014, the proceeding wassent to the Segunda Sección de la Sala Superior (Second Section of the Superior Court) of the Tax and Administrative Federal Court (4334/11-11-02-6/1337/14-S2-07-04), which will issue a final judgment. On October 29, 2014, the proceeding wasreturned to the Second Regional Court to correct a procedural error. On May 31, 2016, the parties were convened for the final judgment. A final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

Note 20.Business combination

On January 28, 2016, PMX Fertilizantes Pacífico, S.A. de C.V., a PEMEX subsidiary company, acquired 99.99% of the outstanding shares of Fertinal, for a total purchase price of Ps. 3,908,781. PEMEX intends to incorporate Fertinal into the gas-ammonia solid fertilizers value chain in order to offer a wide range of fertilizers and cover approximately 50% of the domestic market. As of December 31, 2016, Fertinal's financial results became available and were included in the consolidated financial statements of PEMEX.

The preliminary net fair value of Fertinal's assets and liabilities as of the date of acquisition is:

		Fair value
Cash and cash equivalents	Ps.	417,757
Accounts receivable		688,249
Inventories		674,707
Properties, plant and equipment		20,055,500
Other assets		959,226
Total assets		22,795,439
Accounts payable	Ps.	7,616,092
Debt		7,814,537
Deferred taxes		3,500,652
Total liabilities		18,931,291
Total assets, net	Ps.	3,908,781
Transaction value	Ps.	3,908,781
Gain from business acquisition	Ps.	-

As of December 31, 2016,PEMEX continues in the process to the net fair value of Fertinal's assets and liabilities, as a result of which the net fair value of Fertinal's assets and liabilities may increase or decrease.

Note 20.Subsequent events

During the period from January 1 to February 24, 2017, PEMEX participated in the following financing activities:

- On February 14, 2017, Petróleos Mexicanos issued € 4,250,000 in the international capital markets through three benchmark bonds at 4.5, 7 and 11 years:

  i. € 1,750,000 of its 2.50% Notes due in August 2021, bearing interest rate at 2.51%;
  ii.€ 1,250,000 of its 3.75% Notes due in February 2024, bearing interest rate at 3.84%; and
  iii.€ 1,250,000 of its 4.875% Notes due in February 2028, bearing interest rate at 4.98%.

During the period from January 1 to February 8, 2017, P.M.I. Holdings B.V. obtained and repaid U.S. $396,500 in financing from its revolving credit lines.

On February 24, 2017, the Mexican peso-U.S. dollar exchange rate was Ps. 19.9127 per U.S. dollar, which represents a 3.64% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2016, which was Ps. 20.6640 per U.S. dollar.

On February 24, 2017, the weighted average price of the crude oil exported by PEMEX was U.S. $45.75 per barrel. This represents a price decrease of approximately 1.19% as compared to the average price as of December 31, 2016, which was U.S. $46.30 per barrel.
As of February 24, 2017, PEMEX has valued and recorded the 22,221,893 Repsol shares acquired through PMI HBV which 20,724,331 are presented as long-term available-for-sale financial assets and the other 1,497,562 are presented as short-term available-for-sale financial assets. The market value of Repsol shares has increased approximately 3.50%, from €13.42 per share as of December 31, 2016 to €13.89 per share as of February 24, 2017.

Dividends paid, ordinary shares

0

Dividends paid, other shares

0

Dividends paid, ordinary shares per share

0

Dividends paid, other shares per share

0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________________

Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: April 4 , 2017

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe," "expect," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;
- activities relating to our lines of business, including the generation of electricity;
- projected and targeted capital expenditures and other costs, commitments and revenues;
- liquidity and sources of funding, including our ability to continue operating as a going concern;
- strategic alliances with other companies; and
- the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition, including on our ability to hire and retain skilled personnel;
- limitations on our access to sources of financing on competitive terms;
- our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico,;
- developments affecting the energy sector; and
- changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.